02034054

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME Ersta

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MAY 21 2002
THOMSON FINANCIAL

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FILE NO. 82- 5066 FISCAL YEAR 12-31-01

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OICF/BY: dw

DATE : 5/16/02

2001

The leading financial services provider in Central Europe



Annual Report

ERSTE BANK

Key figures of Erste Bank share

Share price	2001 in EUR	2000 in EUR	1999 in EUR	1998* in EUR	1997* in EUR
High	**62.00**	51.30	57.25	62.50	46.87
Low	**47.00**	40.85	36.77	36.92	44.33[1]
Closing price	**59.70**	48.00	44.00	45.60	45.75
Share ratios					
Earnings per share	**4.47**	4.21	3.74	3.02	2.91[2]
Price-earnings ratio	**13.36**	11.4	11.8	15.1	15.7
Dividend per share	**1.24****	1.24	1.24	1.16	1.16
Pay-out ratio	**27.7%**	32.6%	33.5%	38.8%	42.3%
Dividend yield	**2.1%**	2.6%	2.8%	2.5%	2.5%
Book value per share	**37.80**	36.82	32.34	29.62	30.60
"Operating result" per share	**14.13**	9.40	7.91	7.45	n/a
Price-book value ratio	**1.6**	1.3	1.4	1.5	1.5
Total shareholder return (TSR)					
TSR	**26.50%**	11.7%	(0.7%)	2.2%	5.7%
Average TSR	**9.10%**	4.7%	2.4%	3.9%	0
Number of shares					
Number of shares outstanding	**50,362,955**	50,360,799	44,360,799	44,360,799	44,360,799
Average number of shares outstanding	**49,965,944**	45,543,554	43,994,534	44,172,171	44,360,799
Market capitalisation (EUR billion)	**3.01**	2.42	1.95	2.02	2.03
Trading volume (EUR billion)	**1.33**	0.95	1.34	1.55	0.04[3]

1 IPO subscription price: EUR 44.33, first quotation on 4 December 1997: EUR 44.69
2 Earnings per share for 1997 adjusted for extraordinary risk provisions
3 Since beginning of quotation on 4 December 1997
* 1997: Accounting standards according to Austrian Commercial Code; from 1998: IAS
** Recommendation to Annual General Meeting

Ratings

FITCH

Long-term	A
Short-term	F1
Individual	C
Moody's Investors Service	
Long-term	A1
Short-term	P-1
Bank Financial Strength Rating	C+
Standard & Poor's	
Short-term	A-2

Performance of Erste Bank share



70
65
60
55
50
45
40
35
30
4/12/1997
28/3/2002
Erste Bank AG

Key figures (IAS)

Balance sheet figures	2001[3] in EUR million	2000[2] in EUR million	1999 in EUR million	1998[1] in EUR million
Total assets	**86,033**	71,196	52,443	51,990
Loans and advances to credit institutions	**18,913**	19,472	10,295	13,109
Loans and advances to customers	**39,210**	31,238	26,405	26,467
Risk provisions	**(1,875)**	(1,544)	(965)	(1,198)
Trading assets, other current assets, financial instruments	**21,093**	16,684	13,192	10,437
Other assets	**6,120**	5,346	3,516	3,175
Total liabilities and equity	**86,033**	71,196	52,443	51,990
Amounts owed to credit institutions	**28,642**	25,638	20,571	21,791
Amounts owed to customers	**37,175**	28,841	19,533	19,483
Debts evidenced by certificates, including subordinated capital	**12,707**	10,736	8,328	6,862
Other liabilities, provisions	**4,346**	3,292	2,147	2,227
Minority interests	**1,259**	833	428	313
Equity	**1,904**	1,856	1,436	1,314
Changes in equity				
Risk-weighted assets pursuant to Sec. 22 Banking Act	**37,803**	31,879	27,750	26,488
Qualifying consolidated capital pursuant to Sec. 23 & 24 Banking Act	**4,308**	3,956	3,296	3,176
of which core capital (Tier 1)	**2,337**	2,125	1,753	1,611
Solvency ratio pursuant to Sec. 22 Banking Act	**10.7%**	11.2%	10.8%	11.0%
of which core capital ratio	**6.2%**	6.7%	6.3%	6.1%

Income statement				
Net interest income	**1,438.9**	924.0	736.3	732.8
Risk provisions for loans	**203.6**	161.9	132.5	104.5
Fee and commission income	**574.6**	423.4	322.4	306.5
Net trading result	**152.6**	127.4	113.7	132.9
General administrative expenses	**1,454.3**	1,001.0	821.7	841.6
"Operating result"	**711.8**	473.7	350.7	330.6
Profit before tax	**405.7**	276.7	241.6	206.4
Net profit after minority interests	**223.3**	191.8	164.6	133.4

Profitability				
Interest margin in % of average total assets	**1.78%**	1.50%	1.34%	1.38%
Net profit after minority interests in % of average total assets	**0.28%**	0.31%	0.30%	0.25%
Net profit after minority interests in % of risk-weighted assets (RWA)	**0.59%**	0.65%	0.59%	0.50%
Cost-income ratio	**67.1%**	67.9%	70.1%	71.8%
Return on equity (ROE)	**12.4%**	12.3%	12.1%	10.5%
Earnings per share (in EUR)	**4.47**	4.21	3.74	3.02

Additional information				
Number of employees	**28,222**	23,810	8,416	9,326
of which in Austria	**7,425**[4]	6,615	6,944	7,737
of which abroad: Česká spořitelna-Group	**13,341**	15,742	0	0
of which abroad: Slovenská sporiteľňa, a.s.	**5,856**	0	0	0
of which abroad: others	**1,600**	1,453	1,472	1,589

Number of bank branches				
Austria	**315**[5]	279	304	357
Czech Republic	**684**	707	7	5
Slovak Rebublic	**441**	0	0	0
Hungary	**66**	55	56	59
Croatia	**34**	30	27	22

1 1998 restated IAS
2 incl. Česká spořitelna, a.s. for five months
3 incl. Česká spořitelna, a.s., Slovenská sporiteľňa, a.s.; Balance sheet figures and equity incl. Tiroler Sparkasse
4 incl. 554 employees of Tiroler Sparkasse
5 incl. 43 branches of Tiroler Sparkasse

Contents

Investor Relations

Erste Bank, Graben 21, 1010 Vienna/Austria

Fax: +43 (0) 50 100-13112

E-mail: investor.relations@erstebank.at

Internet: www.erstebank.at/ir

Ticker symbols:

Reuters: ERST.VI

Bloomberg: DESC AV

Datastream: O:ERS

Securities ID: 065201

GDR Cusip code: 296 036 106

Gabriele Semmelrock-Werzer

Phone: +43 (0) 50 100-11286

E-mail: gabriele.werzer@erstebank.at

Thomas Schmee

Phone: +43 (0) 50 100-17326

E-mail: thomas.schmee@erstebank.at

Financial Highlights to fold out →



Berlin
Warschau (Warszawa)
Budapest
Wien
Prag (Praha)
München
Hamburg
Leipzig
Dresden
Breslau (Wrocław)
Posen (Poznań)
Krakau (Kraków)
Preßburg (Bratislava)
Agram (Zagreb)
Laibach (Ljubljana)
Brünn (Brno)
Łódź
Danzig (Gdańsk)
Stettin (Szczecin)
Graz
Linz
Salzburg
Innsbruck
Venedig (Venezia)
Triest (Trieste)
Sarajevo
Belgrad (Beograd)
Bologna
Florenz (Firenze)
Adriatisches Meer
Niedere Tauern
Hohe Tauern
Karawanken
Rügen
Lolland
Falster
Hohe Tatra
Niedere Tatra

We are Erste Bank Group.

Based in Austria, we are Central Europe's foremost financial services group. We provide banking, investment, loans and insurance services, and focus on consumers and small to medium-sized companies.

We operate successfully in the fastest growing economies in the region, aiming to provide over 8 million customers with a high standard of personal service and a comprehensive range of financial products.

We are exploiting the opportunities across existing and new distribution channels – we are online and face to face with our customers. But our success comes from keeping our promises to our customers and our investors.

For the 2001 financial year Erste Bank generated earnings per share of EUR 4.47, an increase of 6.2% on the previous year. The price-earnings multiple on 28 December 2001 was 13.4.

A dividend of EUR 1.24 per share, unchanged on last year, will be recommended to the annual general meeting on 7 May 2002. Based on Erste Bank's year-end share price, this represents a dividend yield of 2.1%.

To receive the individual annual financial statements of Erste Bank AG (based on Austrian accounting standards and available in German only), please contact Investor Relations, Erste Bank AG, Graben 21, A-1010 Vienna or visit investor.relations@erstebank.at.

The Erste Bank share

A glance at the past business year reveals an exceptional performance of the Erste Bank share in comparison to the market, and a strong return for investors: International stock markets in 2001 showed continual volatility and a negative overall trend. The foremost driving factor was the pace of economic activity, which for the first time in years was concurrently very sluggish in the USA, Japan and eventually in Europe, with growth halted in all three of the world's largest economies. At the same time the so-called technology bubble burst. The share prices of many Internet companies that had long been by far overvalued suffered regular implosions, with one of the consequences being a wave of bankruptcies. Finally, the terrorist attacks in September unleashed turmoil on capital markets, although the markets returned to normal unexpectedly quickly, if at lower absolute levels.

The benchmark for the Erste Bank share, the DJ Euro Stoxx Bank Index, which tracks the top European bank shares, also declined in 2001. Until sometime after mid-year, it followed a clear negative trend, declining by more than 10%. The events of September 2001 worsened the fall to over 20%. In essence, the great majority of European bank shares were thus not in demand last year.

A conspicuous exception was Erste Bank's share, which largely escaped this development and in fact delivered its best performance ever. In the first months of 2001, by the end of April, it soared to a high of EUR 62, fuelled by the successful implementation of the core strategies (notably the Central European expansion) and the record results for the first quarter. The share's inclusion in the MSCI Standard Index was also beneficial. Amid the general market downturn described above, the price eased somewhat in the second quarter, then consolidated at a high level around EUR 58. Only in the stock market turbulence after 11 September did the Erste Bank share temporarily fall below EUR 50 (to a low of EUR 47 on 30 October). But in the subsequent weeks the price returned to levels between EUR 57 and 58, closing the year on a rise to EUR 59.70. This made Erste Bank the best performer in the DJ Euro Stoxx Bank Index in 2001 and presented Erste Bank shareholders with a one-year value gain of more than 24%.

The outstandingly good trend continued for Erste Bank in 2002 after a brief, small dip in the share price during a period of low trading activity on the Vienna Stock Exchange in the second week of January. Supported by several analyst buy ratings with target prices of EUR 65–80, the Erste Bank share gained another 10% since the beginning of 2002 and traded around the EUR 65 level until 21 March. After Erste Bank's presentation on 22 March of preliminary results for 2001 that significantly surpassed market expectations, the share staged another strong advance. By 28 March it had climbed continually to its all-time high of EUR 71.34, marking a gain of 19.5% for the year to date. This remarkable performance reflects investors' confidence in the further upside potential of the Erste Bank share.

Share price to 28 March 2002

	Since IPO[1] in Dec 1997	Since SPO[2] in Oct 2000	Since 1 Jan 2001
Erste Bank share	60.9%	51.8%	48.6%
ATX	(1.2%)	10.3%	20.1%
DJ Euro Stoxx Bank Index	–*	(17.1%)	(12.5%)

* Comparison since IPO is not possible as Erste Bank has been included in this index only since 16 January 1998.

1 Initial public offering

2 Secondary public offering

Erste Bank share is included in following international stock indices

- ATX – Austrian Traded Index
- DJ Euro Stoxx Bank Index
- MSCI Standard Index Austria
- FTSE EuroMid Index
- FTSE4Good Europe Index

Performance of Erste Bank share, DJ Euro Stoxx Bank und ATX in 2001 (indexed)


160
150
140
130
120
110
100
90
80
70
60
1/1/2001
28/3/2002
Erste Bank
DJ Euro Stoxx Bank
ATX

Ownership structure of Erste Bank


AVS 40.8%
Shareholders below 5%
52.6%
Uniqa 6.6%

Five largest institutional investors:

Uniqa	6.6%
Generali	4.3%
Swedbank	4.0%
Artesia	2.1%
Commerzbank	2.0%

Five largest savings banks among shareholders:

Kärntner Sparkasse	1.2%
Tiroler Sparkasse	0.9%
Allgemeine Sparkasse OÖ	0.8%
Steiermärkische Sparkasse	0.8%
Sparkasse Dornbirn	0.4%

Analyses of Erste Bank are regularly prepared by the following investment banks

- CA IB Investmentbank AG
- Deutsche Bank AG
- Dresdner Kleinwort Wasserstein
- Fortis Bank
- Fox-Pitt, Kelton
- JP Morgan
- Lehman Brothers
- Raiffeisen Centrobank AG
- Schroder Salomon Smith Barney
- UBS Warburg

Erste Bank financial calendar

7 May 2002	Annual General Meeting
13 May 2002	Ex-dividend date and dividend payment date
21 May 2002[1]	Publication of first-quarter results 2002
20 August 2002[1]	Publication of interim results 2002
19 November 2002[1]	Publication of third-quarter results 2002

1 preliminary schedule

Slovenská sporiteľňa, a.s. In January Erste Bank acquires an 87.18% interest in the largest financial institution in the Slovak Republic, Slovenská sporiteľňa, a.s. Of this stake, a 19.99 percentage point tranche is being passed through to the European Bank for Reconstruction and Development (EBRD) in June 2001. Slovenská sporiteľňa, a.s. has more than 1.9 million customers – in excess of 30% of the country's population – and is the market leader in all major business segments. The acquisition of this Slovak bank increased the customer base of Erste Bank to over 8 million and made it not only one of the largest retail banks in Europe, but also the leading Central European financial services provider.

Cross-guarantee system In September the Austrian savings bank sector with Erste Bank as the lead bank establishes the cross-guarantee system, thus securing the deposits of its customers to a level exceeding the coverage of statutory deposit insurance. The scheme is based on a uniform risk policy and uniform controlling standards as well as on support mechanisms that help the member institutions to avoid financial difficulties. The cross-guarantee system represents a landmark accomplishment in that it provides mutual support and safeguards the independence of Erste Bank and the savings banks.

Rating Moody's Investors Service, the international rating agency, in September 2001 upgrades the rating of Erste Bank for long-term liabilities and deposits from A2 to A1, while also raising the rating for subordinated debt from A3 to A2. In explaining the upgrades, Moody's cites the creation of the cross-guarantee system of deposit protection, which entails even closer collaboration within the Austrian savings bank sector, including Erste Bank as its lead bank.

Tiroler Sparkasse Erste Bank takes over Bayerische Landesbank's 45.44% stake in Tiroler Sparkasse and a further 5.05% interest from Anteilsverwaltungssparkasse der Tiroler Sparkasse (AVT, the savings bank foundation). Erste Bank now directly and indirectly holds a 50.49% majority of the shares of this institution, which counts more than 75,000 customers. The equity ties set the stage for strengthening Tiroler Sparkasse.

Česká spořitelna, a.s. The process of transforming Česká spořitelna, a.s., begun in 2000, continues in 2001 and is completed on schedule in January 2002. All plans are carried out, notably the improvement of customer service quality and unified branding as well as efficiency gains and an increase in profitability. On the strength of these achievements, Česká spořitelna, a.s. should be in a position in 2002 to deliver a return on equity of at least 18% and a cost-income ratio of less than 70%.

Andreas Treichl, Chairman of the Managing Board
Responsible for Group Communications & Corporate Affairs, Savings Banks, Group Strategic Development, Auditing, Legal Services, Group Marketing and Controlling & Risk Management

"Erste Bank has demonstrated beyond doubt that an Austrian enterprise is capable by itself of building an international group whose strategic decisions are made in Austria. I believe our success is founded on the clear strategy that we have resolutely pursued since going public."

▽





△

Elisabeth Bleyleben-Koren, Deputy Chairman
of the Managing Board
Responsible for Human Resources, Strategic Marketing Control, Austrian Branches, Corporate Banking, Credit Risk Management Austria & Central Europe, Housing Finance, Key Accounts & Project Finance and E-business

"Modern marketing is centred on people: the customers and staff of Erste Bank and the savings banks. Working together with enthusiasm will bring success!"



Reinhard Ortner, Member of the Managing Board
Responsible for Accounting, Equity Investments, International Business and Credit Risk Management International Business

"The rapid and effective integration of the Central European subsidiaries and the convergence of their quality standards with those of Erste Bank form the basis of improved profitability. We have shown that we can make 1 plus 1 equal more than 2."

Franz Hochstrasser, Member of the Managing Board
Responsible for Investment Banking, Treasury, Private Banking & Asset Management and Securities & Treasury Operations

"The team focus at Erste Bank transcends national borders and language barriers and brings us closer to achieving the highest possible quality of service for our customers."





Erwin Erasim, Member of the Managing Board
Responsible for Payments & Processing, Organisation and IT

"In embracing technological innovations, the staff of the Erste Bank Group and the savings banks is always driven by customers' needs, with a view to creating cost-efficient and transparent processes."

Dear shareholders,

In 2001 we not only continued to make progress along our strategic path, but reached a new milestone in our development. Last year we became the leading provider of financial services in Central Europe. Just four years after the formation of Erste Bank and the IPO, a key element of our strategy has thus taken shape. Moreover, we have launched a ground-breaking partnership with the Austrian savings banks that is attracting much international attention. Investors rewarded Erste with the most visible and open form of approval to date – a strong advance in our share price.

Erste Bank became the leading financial services provider in Central Europe last year

The new financial services provider for Europe has been created

The growth in an enterprise's value as gauged by the stock market depends on a host of factors, but in all of these the key element is the confidence of market participants. We have conscientiously built investors' trust over the past years. In 2001 Erste Bank proved that it is possible to create an international group from a base in Austria.

In this endeavour we are concentrating on a new growth market, the only one that can be served efficiently from a base in Austria: the neighbouring countries. In our extended home market – the Czech and Slovak Republics, Hungary, Croatia and Slovenia – we have now attained a size that makes us attractive to retail and business customers alike. An international measure of success for a financial services provider is the number of customers. Seen through this lens, we have grown well more than tenfold over the past 48 months. Thus, when we went public in 1997, we started with 600,000 clients, a number that grew to more than eight million by the end of 2001. By this measure, we are among the largest banks in Europe.

In terms of number of customers, Erste Bank is one of the largest banks in Europe

Profit growth continued in 2001

But a company's value is not increased by its quantitative growth alone. Last year our approach of favouring stability and continuity proved its worth in a difficult environment. Every quarter consistently contributed to the further full-year improvement in the Erste Bank Group's most important figures. Our profit situation is the best it has ever been. The strength of our business performance is most evident in operating income, which grew by 50.2% on last year, and in the reduction of the cost-income ratio to 67.1% as forecast in the preceding quarters.

We have thus lived up to our guidance: The results of Erste Bank have matched our forecasts for years and have sometimes exceeded them.

In 2001 Erste Bank showed the best profitability in its history: Operating profit rose by 50.2% and the cost-income ratio was improved to 67.1%

Concentration on four core strategies

We owe much of our Group's value gain to the relentless pursuit of the strategic direction that we mapped in late 1997 when preparing our initial public offering. The key thrusts of our strategy remain unchanged:

1. Focus on core business potential
2. Building a strong joint brand with the Austrian savings banks
3. Targeting a home market of 40 million people in Central Europe
4. Transferring the multichannel distribution model throughout Central Europe

Firmly on track – especially in a rough environment

The Erste Bank share was the best-performing bank share of the DJ Euro Stoxx Bank Index in 2001

Although we have reached all our earnings- and capital-related targets since our IPO in 1997, the performance of the Erste Bank share at first did not reflect the growth in the bank's intrinsic value. Granted, the share outperformed the ATX, beating the Vienna index by 18.2 percentage points as of the end of 2000. But the true turnaround did not come until 2001: The Erste Bank share, unlike the European banking sector, rose by 24.4% last year. This not only made it far and away the top performer in the Dow Jones Euro Stoxx Bank Index, but the share's heavy weighting in the ATX also helped the Vienna Stock Exchange close the year as the best equity market in Europe.

In every relationship, people count

Česká spořitelna, a.s. was voted the most customer-friendly bank and won half a million new retail customers

Yet, we value not only the acceptance by those who make their living with financial services, but also the recognition by our retail and business customers. Regular market studies bear out that we are consistently making friends in this dimension as well. Last year this was nowhere more evident than in the Czech Republic. There, very soon after its integration in the Erste Bank Group, Česká spořitelna, a.s. was voted the country's most customer-friendly bank and its third most friendly business. Since we acquired Česká spořitelna, a.s., the savings bank has won half a million new customers.

Why we clearly maintain our course

Our staff shapes the face of this banking group

Our employees and their development are important to us. In a human community that is to be successful, all members must pull in the same direction with a will. When we began to operate as Erste Bank, with a team that was much smaller than today, every team member knew the guiding ideas that we shared. Today the team that makes up Erste Bank Group is several times larger, but we have always worked hard to ensure that no one loses sight of the goal. The staff of Erste Bank will change the face of the Group in the years ahead.

Cohesion of the savings bank sector is becoming ever stronger

In the past year we have made the partnership with the Austrian savings banks still closer and more efficient: Our marketing and advertising, our manufacturing of products and services as well as our information technology systems have been joint efforts since 2000. The strategy of weaving closer capital ties – which already exist with Salzburger Sparkasse, Steiermärkische Sparkasse, Kärntner Sparkasse, Allgemeine Sparkasse Oberösterreich, Sparkasse Mühlviertel West and Sparkasse Bregenz – was pursued further in 2001 when we acquired majority ownership of Tiroler Sparkasse Bank AG.

We reached the high point in sector co-operation in the autumn of 2001: With the cross-guarantee system of the savings bank sector, we have achieved a level of deposit security for our customers that is without parallel in Austria and the surrounding countries. Since 1 January 2002, nearly all Austrian savings banks guarantee the deposits of their customers over and above the statutory minimum level. This is a sign of the customer-centredness of a group whose members work as one, yet retain their regional roots and independence.

The cross-guarantee system of the savings bank sector means unmatched security for our customers

Central Europe: the value of partnerships

Our goal is to independently lead and expand an international group from Austria. We know that, in order to do so, we must continue to reinforce our market position. The foundation for this is already in place: With its acquisitions, Erste Bank has gained a substantial lead in Central European retail banking on which we can build.

Dialogue with all stakeholders – and across political borders

In all our activities, we consider the principles of openness and fairness to be paramount. Without honest conversations and without understanding the points of view of others – of shareholders, investors, analysts, international partners and employees – we might not even have spotted a critical advantage of the Erste Bank Group. Certainly we could not have used this advantage as effectively as we did: We have kept up and intensified longstanding personal relationships and business ties in all regions. The results show that personal roots not only have their place even in an international business enterprise, but that they are an invaluable asset.

We see our greatest value in the personal relationships

From this experience grows a hope whose fulfilment is patently in your interest as a shareholder of Erste Bank, but which is also of great personal importance to me. This is the successful further growth of the European Union. It is too early to gauge even broadly the spirit of optimism and the economic benefits which would attend the EU accession and EMU membership of our neighbouring nations. However, our Group results may provide an indication of these advantages. Even so soon after their integration, Česká spořitelna, a.s. and Slovenská sporiteľňa, a.s. already account for about a third of the operating result of the Erste Bank Group.

Our goal is to be the best financial services provider

Speaking from the vantage point of the present, 2002 and the years that follow should be very profitable ones for our Group. Although the objectives of a 16% return on equity and a market capitalisation of EUR 10 billion are not yet within our grasp, they are certainly no longer a dream. To get there, however, we must not waver in our effort to be the best financial services provider to our customers, shareholders and employees. And, to be sure, a little luck will be needed as well.

I would like to close my opening remarks by drawing your attention to the next section of this annual report. There, we state our principles of corporate governance. The unifying idea behind them can be rendered in few words: In recent years Erste Bank has learnt the invaluable lesson that a policy of unreserved candour in communication is always appropriate – a policy taken towards everyone to whom this letter is addressed.

With the promise of continuing to earn your trust by responsible management,

Andreas Treichl



Patricia Plášková

A continually changing environment has been a constant for Patricia Plášková since childhood. Born in Slovakia, she attended the Czech school in New York and the Russian school at the Soviet embassy there. She studied international trade at Prague's University of Economics and helped to set up the Prague Stock Exchange. Today Plášková heads the secretariat of the Management Board and Supervisory Board of Česká spořitelna, a.s.

Corporate governance

"Corporate governance" is a technical term that has come to mean an accountable system of company management and supervision oriented to creating value for the long term. Corporate governance balances the rights and responsibilities of stakeholders – such as the management, supervisory board, staff, shareholders and the general public – and the relationships between these groups.

Consistent implementation of the principles of corporate governance brings advantages for all stakeholders. Thus, the company secures access to the capital markets for the long term. Investors for their part benefit from improved performance in terms of the company's value. The other stakeholders gain an accurate picture of how the company is managed and supervised.

Erste Bank has identified five central components of corporate governance.

1. The role of corporate governance at Erste Bank

Implementation of corporate governance is a high priority for the Bank

The Managing Board of Erste Bank recognises good corporate governance as an important corporate aim and has taken efficient measures to create a corporate culture, as detailed below.

The Supervisory Board of Erste Bank believes that an effective way to avoid goal conflicts between the Group's management and other stakeholders is to align their interests. In keeping with this approach, a share option programme was established as early as at the initial public offering of Erste Bank in 1997. Under this programme, the Bank's management is entitled to buy up to about 800,000 shares (approximately 1.65% of the share capital) at preferred terms. In 2002 this approach is taken further: Under the Group's employee stock ownership programme (ESOP) and the management stock option plan (MSOP), a total of up to 2,500,000 shares are available at preferential terms for purchase by employees and management.

In defining its corporate culture, Erste Bank includes all its employees. To this end, an extensive survey of our staff was conducted in 2000; its findings are being analysed by an outside consultant.

Binding standards of corporate culture are the basis of effective corporate governance

As a result, a development process was set up whose goal is encapsulated in the watchword "Erste Bank – Best Bank". In 2001, with strong support from the Managing Board, working groups of staff and executives throughout the Group developed far-reaching, specific proposals for improvement. Implementation began at once and will continue conscientiously until the next staff survey in 2003.

2. Rights of shareholders

The basic rights of shareholders – to a share in the Group's equity and profits, to voting, and to information – are granted to the owners of Erste Bank regardless of the size of their equity interest. As early as 1997 Erste Bank created a clear capital structure and converted the then-existing preference shares into ordinary shares at no additional cost to shareholders.

Holders of participation certificates were offered three opportunities to convert these to shares.

Steady payout ratio despite intensified corporate growth

Consistent with giving shareholders a substantial share in profits, Erste Bank announced in the course of its initial public offering in 1997 that it would strive for a dividend rate of about 30% when possible. Since then, this policy has been rigorously implemented: The dividend was held constant or even raised despite the aggressive growth strategy pursued in the past years. It will be recommended to the Annual General Meeting in 2002 to pay a dividend of EUR 1.24 per share, the same amount as for the previous year. The resulting pay-out ratio will be 27.7%. The shares issued under the ESOP and MSOP described in item 1 above do not carry a dividend entitlement for 2001.

In order to inform shareholders as comprehensively as possible, the Managing Board of Erste Bank is accessible to shareholders not only at the General Meetings, but has decided also to make use of the new media for this purpose.

In connection with the October 2000 capital increase, this led to the first "online roadshow" for retail investors, where participants were able to put questions directly to the Managing Board in a virtual chat room designed for the purpose.

More than 14,000 visitors took part in the web-based roadshow. The strong demonstration of popular demand strengthened the Managing Board's resolve to keep this channel open by staging more such events for the presentation of business results.

New media open up a direct line of two-way communication with the management

In an effort to make it even easier for shareholders to exercise their right to vote at the General Meetings, Erste Bank advises them of the timing and agenda of the event not only by the mandatory notice in the Official Supplement to the Wiener Zeitung, but also in writing either directly or through their custodian bank.

Additionally, the Annual General Meetings of Erste Bank are transmitted live via the Internet, thus making the information available in real time even to shareholders who cannot attend in person.

3. Transparency in communications

Seeking to disseminate information as swiftly and simultaneously as possible, Erste Bank posts all press releases and investor relations mailings on the Internet immediately. Shareholders have the opportunity to subscribe to the investor relations information free of charge via an e-mail service.

All reports by Erste Bank (quarterly and annual reports as well as letters to shareholders) are also available for downloading from the Internet. By means of the Group-wide intranet, the bank's employees too have same-day access to all information concerning Erste Bank.

4. Group management structure

The management structure of Erste Bank, like that of other Austrian companies, is two-tiered, consisting of the Supervisory Board and Managing Board.

The management of the Bank's operations is the responsibility of the Managing Board, which also represents Erste Bank in dealings with third parties.

The Supervisory Board exercises a supervisory function. However, under the provisions of the Austrian Stock Corporation Act, the Austrian Banking Act and the Articles of Association of Erste Bank, the Managing Board requires the prior approval of the Supervisory Board for certain actions.

The Articles of Association of Erste Bank, which also spell out the basic responsibilities of the two boards, may be accessed via the Internet.

The Supervisory Board of Erste Bank has been elected for a term ending at the Annual General Meeting in 2005. The contracts of all members of the Managing Board are as a rule concluded for a period of five years. The current contracts expire in July 2007. The rights and responsibilities of the members of the Supervisory Board and Managing Board are specified in detail in the respective by-laws of Erste Bank. Comprehensive directives exist for all of the Bank's business segments. By way of ensuring appropriate representation of retail shareholders, two seats on the Supervisory Board of Erste Bank are reserved for and occupied by this interest group.

The rights and responsibilities of the Bank's employees and their conduct towards customers (Code of Conduct) are specified in detailed and extensive job instructions. The current version of these rules, which are binding on employees, is available on the Group-wide Intranet.

5. Auditing and monitoring

As prescribed by the Austrian Banking Act, the function of the internal auditing of Erste Bank is to ascertain the legality, adequacy, orderliness and appropriateness of the business activities and functions exercised by the Bank's central operating units, domestic and foreign subsidiaries, and associated enterprises. Internal auditing monitors especially risk management – in order to safeguard application of the latest standards in the systems of Erste Bank – and audits risk management at Group level. Other focal tasks of Erste Bank's internal monitoring are to assure security and economic efficiency and ensure compliance with current laws in connection with its banking business in general, the capital markets and the other commercial practices of the Bank and its subsidiaries.

Erste Bank's risk management measures up to international standards

Through the Risk Committee, which meets regularly, the Managing Board monitors and manages the risks associated with the Bank's business activities. The operational responsibility lies with the Central Risk Management group and the segments Credit Risk Management Austria & Central Europe and Credit Risk Management International. Erste Bank lives up to an international standard of risk management by systematically capturing all credit, market and operational risks and by defining rules and minimum requirements in the Erste Bank Risk Rule Book, which is used throughout the Group. Erste Bank also sets high standards for the exact determination of a capital structure that is as risk-efficient as possible (also see Note 42).

Compliance codes give our investors a high level of security and transparency

As required by the Austrian Stock Exchange Act, Erste Bank has created a Compliance Office. This department advises Erste Bank and the Bank's employees on all activities that serve to avoid conflicts of interest between Erste Bank, its employees and customers and that are necessary to protect the reputation and standing of Erste Bank.

The Compliance Office is also responsible for implementing rules concerning these issues and relating to own-account trading of employees, as well as for monitoring compliance with these rules and refining them further.

All these measures are designed to offer stakeholders, and especially Erste Bank investors, a maximum of transparency and security in their Bank.



Regina Ovesny-Straka

Regina Ovesny-Straka began her career in the public relations department of Creditanstalt in Vienna. In the retail arm she then perfected her focus on the client. She established and successfully ran the Bratislava branch of Bank Austria Creditanstalt, from where she moved to Slovenská sporiteľňa, a.s. as that bank's chief executive officer. Regina Ovesny-Straka is also president of the Slovak Banking Association.

Management Report and Financial Review of the Erste Bank Group

Since 1999 the consolidated financial statements of the Erste Bank Group have been prepared on the basis of the International Accounting Standards (IAS).

Consolidated results in brief

In reviewing the rates of change in the income statement, it must be taken into account that the ability to draw comparisons between years is impaired by the inclusion of Česká spořitelna, a.s. (ČS) from 3 August 2000 and of Slovenská sporiteľňa, a.s. (SLSP) from 11 January 2001 (the acquisition of Tiroler Sparkasse Bank AG took effect only at year-end and thus does not make itself felt in the income statement).

Where it appeared necessary, rates of change are therefore shown on a comparable, pro forma basis. In these adjusted figures, the distorting effects of Česká spořitelna, a.s. and Slovenská sporiteľňa, a.s. are thus eliminated.

It should also be noted that the mandatory application of IAS 39 from 1 January 2001 affected the valuation and classification of financial instruments, notably securities and derivatives. Pertinent explanations are found in the Notes to the Consolidated Financial Statements (the Notes).

Operating income was raised by 46.9%

Operating income of the Erste Bank Group – the sum of net interest income, net commission income and net trading result – was raised in 2001 by above average 46.9% to EUR 2,166.1 million. On a pro forma basis – that is, eliminating the effect of the acquisition of Česká spořitelna, a.s. and Slovenská sporiteľňa, a.s. (results of the subsidiaries, cost of funding the acquisitions and amortisation of goodwill) – the adjusted growth rate was 9.8%. The main driver of this growth was a disproportionately high increase in net interest income.

Operating income and general administrative expenses (in EUR million)


1,172.2
841.6
1,172.4
(0.0%)
821.7
(– 2.4%)
1,474.8
(+ 25.8%)
1,001.1
(+ 21.8%)
2,166.1
(+ 46.9%)
1,454.3
(+ 45.3%)
1,240.6
(+ 5.8%)
832.7
(+ 1.3%)
1,362.1
(+ 9.8%)
878.5
(+ 5.5%)
1998
1999
2000
2001
2000 without ČS (pro forma)
2001 without ČS/SLSP (pro forma)
Operating income
General administrative expenses

General administrative expenses, which comprise personnel expenses, other administrative expenses and depreciation and amortisation of fixed assets, increased by 45.3% in 2001 owing to the addition of the new subsidiaries; in pro forma terms, however, the rise amounted only to 5.5%.

This leads to an operating result (operating income less general administrative expenses) of EUR 711.8 million, an increase of 50.2% year-on-year (adjusted: 18.6%).

Cost-income ratio was improved to 67.1% in spite of acquisitions

Despite the inclusion of Česká spořitelna, a.s. for the whole year 2001 and of Slovenská sporiteľňa, a.s. from 11 January 2001, the cost-income ratio (general administrative expenses as a percentage of operating income) improved from the previous year's 67.9% to 67.1%. Adjusted on a pro forma basis, this ratio was even more favourable, at 64.5%.

An increase of 25.8% to EUR 203.6 million was required in risk provisions for loans and advances, with the rise confined almost entirely to Erste Bank AG, where it occurred mainly in domestic business.

In other operating results the negative balance deteriorated from EUR –35.1 million to EUR –102.5 million, leading to a pre-tax profit for the year of EUR 405.7 million that represented an improvement of 46.6% on the year 2000.

Net profit after minorities climbed by 16.4% despite high risk provisions

After taxes on income (which chiefly consisted of deferred taxes) and minority interests, the 2001 financial year yielded a net profit after minority interests of about EUR 223.3 million, an amount 16.4% higher than the previous year's.

Operating result and net profit after minority interests (in EUR million)


Operating results
Net profit after minorities
330.6
133.4
350.7
(+ 6.1%)
164.6
(+ 23.4%)
473.8
(+ 35.1%)
191.8
(+ 16.5%)
711.8
(+ 50.2%)
223.3
(+ 16.4%)
407.9
(+ 16.3%)
201.0
(+ 22.1%)
483.7
(+ 18.6%)
192.4
(– 4.3%)
1998
1999
2000
2001
2000 without ČS (pro forma)
2001 without ČS/SLSP (pro forma)

Based on average equity less Erste Bank's own shares in the portfolio (calculated from the twelve figures for the month-ends from January to December 2001), the return on equity (ROE) was 12.4%, compared to 12.3% for the year before.

Detailed comments on the income statement

Operating income

As mentioned, operating income rose by 46.9% in total to EUR 2,166.1 million, or an adjusted 9.8%.

The primary reason for the strong gain was the conspicuous increase in net interest income.

Operating income by source (in EUR million)


732.7
306.5
133.0
1998
736.3
322.4
113.7
1999
924.0
423.4
127.4
2000
1,438.9
574.6
152.6
2001
774.5
355.5
110.6
2000 without ČS (pro forma)
901.1
361.3
99.9
2001 without ČS/SLSP (pro forma)
Net interest income
Net commission income
Net trading result

Trend in operating income (in EUR million)


1,172.2
11%
26%
63%
1998
1,172.3
(0.0%)
10%
27%
63%
1999
1,474.7
(+ 25.8%)
9%
29%
62%
2000
2,166.1
(+ 46.9%)
7%
27%
66%
2001
1,240.6
(+ 5.8%)
9%
29%
62%
2000 without ČS (pro forma)
1,362.3
(+ 9.8%)
7%
27%
66%
2001 without ČS/SLSP (pro forma)
Net interest income
Net commission income
Net trading result

Net interest income

Net interest income comprises interest in the narrow sense of the term, interest-like income and expenses, and income from equity holdings, including the share of the results of operations of associates.

In the financial year 2001 net interest income gained 55.7%. Even excluding the effects of consolidating Česká spořitelna, a.s. and Slovenská sporiteľňa, a.s., the increase remained an above average 16.3%.

The main reasons for this growth, apart from the good results of the subsidiaries in Central Europe, were a slight improvement in the interest margin in domestic business, very positive contributions from asset/liability management that were additionally favoured by the development of the yield curve, and a continued very good performance in international business.

Group's interest margin is growing continually

The interest margin for the whole Group (net interest income as a percentage of average total assets) improved in 2001 – thanks not least to the consolidation of Česká spořitelna, a.s. and Slovenská sporiteľňa, a.s. – from 1.50% in the prior year to 1.78%. In 1999 (before the acquisition of the Central European banks) the interest margin was 1.34%.

The application of IAS 39 as of 1 January 2001, had the effect of making net interest income far more volatile, especially because interest rate swaps are now continually remeasured to fair value in the banking book.

Net commission income

Despite the fact that market conditions significantly reduced the results in the securities business, net commission income expanded by 35.7% (pro forma adjusted growth: 1.6%). The trend was especially favourable in lending business as well as in payments; net income from insurance was also considerably higher than in 2000.

Net commission income (in EUR million)



Securities transactions
Building society and other business
Lending business
Payment transfers
Insurance business
306.5
7%
15%
11%
22%
45%
1998
322.4
(+ 5.2%)
8%
15%
11%
22%
44%
1999
423.4
(+ 31.3%)
5%
24%
13%
16%
42%
2000
574.6
(+ 35.7%)
5%
32%
20%
16%
27%
2001
355.5
(+ 10.3%)
6%
16%
10%
19%
49%
2000
without ČS
(pro forma)
361.3
(+ 1.6%)
7%
16%
13%
24%
40%
2001
without ČS/SLSP
(pro forma)

Net trading result

The net trading result represents realised and unrealised gains and losses on securities transactions, on interest rate and equity derivatives and foreign exchange.

The item also includes interest and dividend income on trading positions and interest expenses from funding these positions.

In 2001, notwithstanding the adverse market setting, the net trading result improved by 19.8%. On a pro forma basis, however, the adjusted figure declined by 9.7% as a consequence of the weak securities business. Strong increases against the prior year were seen above all in the earnings from interest rate derivatives.

The chart below presents the trend in average total assets and in two ratios: the interest margin (net interest income in per cent of average total assets) and operating income return on investment (operating income as a percentage of average total assets):

Interest margin and operating income return on investment expressed as % of average total assets


80,923
61,606
62,694
56,831
54,840
53,071
2.68%
2.21%
2.39%
2.14%
2.18%
2.17%
1.78%
1.38%
1.50%
1.34%
1.36%
1.44%
ABSA
Success rate
Interest margin
1998
1999
2000
2001
2000 without ČS (pro forma)
2001 without ČS/SLSP (pro forma)

General administrative expenses

General administrative expenses comprise personnel costs, other administrative expenses and depreciation and amortisation of fixed assets. The trend in general administrative expenses by component was as follows:

General administrative expenses by component (in EUR million)


Personnel expenses
Other adiministrative expenses
Depreciation of fixed assets
512.6
245.5
83.5
487.8
255.2
78.7
561.8
323.6
115.7
757.0
510.2
187.1
490.2
254.9
87.6
507.6
279.5
91.4
1998
1999
2000
2001
2000 without ČS (pro forma)
2001 without ČS/SLSP (pro forma)

Trend in general administrative expenses (in EUR million)


Personnel expenses
Other adiministrative expenses
Depreciation of fixed assets
841.6
10%
29%
61%
821.7 (– 2.4%)
10%
31%
59%
1,001.1 (+ 21.8%)
12%
32%
56%
1,454.3 (+ 45.3%)
13%
35%
52%
832.7 (+ 1.3%)
10%
31%
59%
878.5 (+ 5.5%)
10%
32%
58%
1998
1999
2000
2001
2000 without ČS (pro forma)
2001 without ČS/SLSP (pro forma)

Due largely to the acquisition of new subsidiaries, general administrative expenses mounted by 45.3% overall to EUR 1,454.3 million. However, the adjusted, pro forma increase was a moderate 5.5%.

Personnel expenses increased by 34.7% to EUR 757 million, or by a mere 3.5% on an adjusted basis. The adjusted rise consisted largely of higher expenses for pensions and other employee benefits, higher pension fund contributions and the basic increase in collective agreement pay rates.

Weighted by degree of employment, the **headcount** of the Erste Bank Group (not including employees on parental leave) displayed the following trend:

Number of employees

	As of 31 Dec 2000	As of 31 Dec 2001
Austria	6,615	7,425[1]
Česká spořitelna, a.s.	15,742	13,341
Slovenská sporiteľňa, a.s.	–	5,856[2]
Rest of world	1,453	1,600
Total	**23,810**	**28,222**

1 Thereof including 554 employees of the Tiroler Sparkasse, which was included in 2001
2 Inclusion in 2001

At the end of 2001 an additional 304 employees (2000: 261) were working in non-bank subsidiaries, particularly in the hotel and leisure industry. The expenses for these employees are included not under general administrative expenses, but rather under other operating results, as is the income of these non-financial companies.

Other administrative expenses saw an unadjusted increase of 57.7% to EUR 510.2 million, or a rise of 9.7% year-on-year on an adjusted, pro forma basis. This reflected significant increases especially in IT expenses and (mainly for the Central European subsidiaries) in costs for office space and office operation.

Depreciation and amortisation of fixed assets were up by 61.9% or an adjusted 4.5%, a result mainly of the strong growth in IT investment.

The **cost-income ratio**, in keeping with the trends for 2001 in operating income and general administrative expenses outlined above, improved from 67.9% in 2000 to 67.1%. This was achieved in spite of the first full-year inclusion of Česká spořitelna, a.s. and the inclusion of Slovenská sporiteľňa, a.s. In pro forma terms this ratio was even more attractive, at 64.5% (down from 67.1% twelve months earlier), which is attributable mainly to the successful cost reduction programme carried out over the past few years.

The recent years' cost-reduction programme bore fruit: Overcoming the effect of acquisitions, the Group's cost-income ratio was improved

Risk provisions for loans and advances represent the balance of the following items: allocations to and releases of risk provisions for loans and advances (including direct write-offs of loans and advances and amounts received on loans and advances that had already been written off).

At EUR 203.6 million, risk provisions for loans and advances were up 25.8% on the previous year, with domestic business accounting for the bulk both of the absolute figure and of growth. Not included in this item is suspended interest income.

The additions to and releases of other risk provisions not pertaining to loans and advances are reported under "other operating results".

Detailed information on risk management and the risk situation is provided in the Notes.

In other operating results, the negative balance increased last year from EUR –35.1 million to EUR –102.5 million. The principal factors behind this trend were the absence in 2001 of the prior year's exceptional income from the transfer of branches (about EUR 55.6 million), higher goodwill amortisation for the acquisition of Česká spořitelna, a.s. and Slovenská sporiteľňa, a.s., significantly higher impairment losses for non-consolidated minority equity holdings as well as restructuring provisions and strongly increased deposit guarantee contributions at Česká spořitelna, a.s. and Slovenská sporiteľňa, a.s.

A detailed breakdown of this position is given in the Notes.

Profit before tax jumped by 46.6%

The resulting pre-tax profit for the year was EUR 405.7 million, which represents a year-on-year increase of 46.6%.

Tax situation

Erste Bank and a number of its main domestic subsidiaries (foremost among them Bausparkasse der österreichischen Sparkassen AG, IMMORENT AG, ERSTE SPARINVEST Kapitalanlage GesmbH and Salzburger Sparkasse Bank AG) form a single entity for tax purposes.

For the 2001 financial year this profit pool incurred no payment of Austrian corporation tax, despite changes in tax regulations (notably the requirement to pay taxes on 25% of the taxable profit for the year regardless of existing deferred tax losses carried forward). This was possible because of high tax-exempt earnings.

The amounts shown under taxes on income consist mainly of the deferred tax assets and tax liabilities that must be recognised under IAS rules. To a lesser extent they represent taxes payable by smaller Austrian subsidiaries and income-dependent foreign taxes.

Tax rate increased to 20%

The resulting tax rate shown for the 2001 financial year is thus approximately 20% (compared to about 18% one year earlier).

Net profit after minority interests

Minority interests grew sharply because of minority shareholders in Česká spořitelna, a.s. and Slovenská sporiteľňa, a.s. and due to Sub-Tier 1 issues by subsidiaries. Net profit after minority interests for 2001 was EUR 223.3 million, up 16.4% on the year 2000.

Return on equity (ROE) represents net profit after minority interests as a percentage of average shareholders' equity less shares for dealing purposes (based on the twelve month-end levels from January to December 2001). Defying the difficult market and the effect of integrating Česká spořitelna, a.s. and Slovenská sporiteľňa, a.s., ROE rose slightly from the previous year's 12.3% to 12.4%.

Erste Bank's return on equity was 12.4%

This is all the more remarkable as average equity received a very strong influx in the gross capital increase of EUR 275 million carried out by Erste Bank AG in the fourth quarter of 2000.

In spite of the higher average number of shares, earnings per share (EPS) were boosted from EUR 4.21 in 2000 to EUR 4.47 in 2001.

Cost-income ratio and return on equity



71.8%
70.1%
67.9%
67.1%
67.1%
64.5%
10.5%
12.1%
12.3%
12.4%
12.8%
10.8%
1998
1999
2000
2001
2000 without ČS (pro forma)
2001 without ČS/SLSP (pro forma)
Cost-income ratio
ROE

Detailed comments on the balance sheet

When studying the rates of change in individual positions, it should be taken into account that these rates are distorted by new developments, above all by the majority acquisitions in 2001 of Slovenská sporiteľňa, a.s. (SLSP) and Tiroler Sparkasse Bank AG (TISPA) (detailed explanations of both acquisitions are given in the Notes; Česká spořitelna, a.s. (ČS) was already consolidated as of the end of 2000 and thus does not cause distortion). Where it appeared necessary, the Notes therefore also present pro forma figures for ease of comparison (which strip out the effect of SLSP and TISPA).

The application of IAS 39 as of 1 January 2001 likewise required some changes to the valuation and classification of assets and liabilities. In particular, asset swaps (which hitherto had been shown under financial investments and under investments available for sale) were reassigned. As of 1 January 2001, EUR 1,746 million of asset swaps were reclassified from other captions to the item "loans and advances to customers" and EUR 687 million were moved to "loans and advances to credit institutions".

Total assets of the Erste Bank Group rose by about EUR 15 billion or 20.8% to some EUR 86 billion.

On a pro forma basis the adjusted increase, at 8.9%, was still above the average of previous years.

Euro conversion and loans and advances to customers swelled total assets

Excluding the exceptional influences of the newly acquired Slovenská sporiteľňa, a.s. and Tiroler Sparkasse Bank AG, the assets side saw both a strong increase in the cash position (caused largely by the conversion to euro notes and coins as of 1 January 2002) and an above-average expansion in financial investments (primarily securities) and loans and advances to customers (also due mainly to negotiable surrogate credit instruments) (pro forma: 25.6% and 17.0%, respectively). The above-average gain in other assets (and in other liabilities) resulted chiefly from repurchase securities transactions in connection with the euro conversion.

The purchases of preference shares of Česká spořitelna, a.s. from Czech municipalities and of a 39.5% stake in Czech building society Stavební spořitelna České spořitelny, a.s. (the other 60.5% are already held by Česká spořitelna, a.s.) did not yet have legal status at the balance sheet date and are thus not yet fully represented on the balance sheet (payments on account already made are shown in "other assets"; details on this are found in the Notes).

Balance sheet structure: assets (in EUR million)


51,990
4%
20%
51%
25%
1998
52,443
(+ 0.9%)
5%
25%
50%
20%
1999
71,196
(+ 35.8%)
6%
23%
44%
27%
2000
86,033
(+ 20.8%)
8%
24%
46%
22%
2001
77,534
(+ 8.9%)
8%
23%
47%
22%
2001
without SLSP/TISPA
(pro forma)
Loans/advances
to credit institutions
Loans/advances to customers
Financial investments
and other securities
Other assets

Securities portfolio (in EUR million)


9,567
4,695
3,224
1,648
1998
12,198
(+ 27.5%)
6,402
4,399
1,397
1999
15,559
(+ 27.6%)
8,417
3,932
3,210
2000
19,769
(+ 27.1%)
13,406
2,912
3,451
2001
Trading portfolio
Investments available for sale
Financial investments

Loans and advances to customers (in EUR million)


26,467
7,759
15,563
3,145
26,405
(–0.2%)
8,009
16,011
2,385
31,238
(+18.3%)
9,236
19,333
2,669
39,210
(+25.5%)
10,861
23,263
5,086
Public sector
Commercial customers
Private and other customers
1998
1999
2000
2001

The most prominent item on the liabilities side is the powerful increase in amounts owed to customers (up 28.9%). This positive development reflects mainly the contribution of the two Central European subsidiaries and the consolidation of Tiroler Sparkasse Bank AG as of the end of 2001 (the increase in pro forma figures amounted to some 8.9%).

Loans to customers are almost fully covered by customer deposits

On 31 December 2001 net loans and advances to customers (after risk provisions) were thus nearly fully covered by amounts owed to customers.

Funding through Erste Bank's own issuance also rose steeply: The sum of debts evidenced by certificates plus subordinated capital increased by 18.4% or an adjusted 15.0%, which meant a significant improvement in the funding mix.

Although net profit after minority interests reached EUR 223 million, shareholders' equity in Erste Bank AG (including net profit after minority interests) rose only by about EUR 48 million in 2001. The reason was that as of 1 January 2001 the difference between previous carrying values and fair values of certain financial instruments was netted with equity as a result of the application of IAS 39, led to a reduction in equity of EUR 127 million; as well, the call-in of participation certificates in 2001 translated to a decrease of EUR 2 million in equity. Other, minor changes arose largely from currency translation.

The effects of the application of IAS 39 as of 1 January 2002 and of the repurchase of the participation certificates are explained in greater detail in the Notes.

The increase in minority interests reflects especially the issuance in 2001 of Sub-Tier 1 capital via subsidiaries, as well as the minority interests in the newly acquired Slovenská sporiteľňa, a.s. and Tiroler Sparkasse Bank AG.

Balance sheet structure: liabilities and equity (in EUR million)


51,990
7%
13%
38%
42%
52,443
(+ 0.9%)
8%
16%
37%
39%
71,196
(+ 35.8%)
8%
15%
41%
36%
86,033
(+ 20.8%)
9%
15%
43%
33%
77,534
(+ 8.9%)
8%
16%
41%
35%
1998
1999
2000
2001
2001
without SLSP/TISPA
(pro forma)
Amounts owed to credit institutions
Amounts owed to customers
Debts evidenced by certificates and subordinate capital
Equity and other liabilities

Extended primary funds (in EUR million)


26,345
1,766
5,096
19,483
27,861
(+ 5.8%)
1,968
6,360
19,533
39,577
(+ 42.1%)
2,430
8,306
28,841
49,882
(+ 26.0%)
2,956
9,751
37,175
1998
1999
2000
2001
Amounts owed to customers
Debts evidenced by certificates
Subordinated and supplementary capital

The Group's total eligible qualifying capital under the Austrian Banking Act ("BWG") at the end of December 2001 was EUR 4,308 million (2000: EUR 3,956 million). This includes the requirement for EUR 264 million (2000: EUR 401 million) of short-term subordinate capital to cover the trading book in accordance with Section 22 b BWG and to cover open foreign exchange positions pursuant to Section 26 BWG.

The requirement at the balance sheet date was EUR 3,288 million; the coverage ratio was thus 131.0% (previous year: 134.0%).

Qualifying capital of Erste Bank Group under the Austrian Banking Act (in EUR million)


Total qualifying capital
Required
Actual-surplus
Thereof Tier 1 and 2
Required
Actual-surplus
3,176
840
2,336
3,296
856
2,440
3,956
1,004
2,952
4,308
1,020
3,288
2,919
1,308
1,611
3,001
1,248
1,753
3,555
1,430
2,125
4,044
1,707
2,337
1998
1999
2000
2001
1998
1999
2000
2001

The risk-weighted assets pursuant to Section 22 BWG (the basis for capital measurement for the Erste Bank Group) grew by 18% to EUR 37,803 million. Of the increase of EUR 5,924 million, the Slovenská sporiteľňa, a.s. accounted for EUR 998 million and the Tiroler Sparkasse Group for EUR 1,922 million. The adjusted increase (excluding these two institutions) was thus 9.4%.

Solvency ratio comfortably exceeds minimum requirements

The Tier 1 capital of the Erste Bank Group pursuant to BWG as of 31 December 2001 amounted to EUR 2,337 million.

The Tier 1 ratio at the balance sheet date was 6.2% (one year earlier: 6.7%) and the solvency ratio reached 10.7% (2000: 11.2%), well above the legally required minimum level of 8%. The decrease vis-à-vis the previous year's ratios results primarily from the strong expansion in the risk-weighted basis.

Solvency ratio and Tier 1 ratio of the Erste Bank Group under the Austrian Banking Act


12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
11.2%
11.1%
11.0%
10.8%
11.2%
10.7%
6.4%
6.1%
6.1%
6.3%
6.7%
6.2%
Solvency ratio
Core capital ratio
1996
1997
1998
1999
2000
2001

Outlook for 2002 and recent developments

Erste Bank AG is a member of the savings banks' cross-guarantee system created in 2001. Nearly all Austrian savings banks take part in this system, which took effect 1 January 2002.

The savings bank sector sees itself as an association of independently operating savings banks with their own regional roots that aims to strengthen its market position through efficient joint production, unified marketing and advertising, a uniform risk policy, co-ordinated liquidity management and common standards of controlling.

Joint production, uniform marketing and co-ordinated risk management safeguard the independence of the savings banks and Erste Bank

Additionally, the purposes of the cross-guarantee system are

- to establish an early warning system of any economical problems of its members and provide efficient help to solve these; such assistance may range from technical support to furnishing guarantees and providing financing or equity
- to guarantee beyond the coverage by legally provided deposit guarantee systems (Sections 93 ff. BWG), certain amounts owed to customers by establishing a payment obligation for all member savings banks.

The administration of such measures and prior to that the analysis of the economical situation of each member of the cross-guarantee system is the responsibility of a separate entity, s Haftungs- und Kundenabsicherungs GmbH, Vienna, in which the other member savings banks will hold a total of 49% and Erste Bank 51% (at the balance sheet date Erste Bank AG still held an interest of 100%).

The contributions to be made by the members of the cross-guarantee system – within the frame of the requirements of the BWG – consist in supporting other members (by providing liquidity, granting loans, furnishing guarantees and making contributions to equity) and, in the event of the bankrupcy of a member under Section 93 (3) BWG, of securing payment of liabilities to customers. The extent of the individual contributions of the respective members of the cross-guarantee system cannot be determined. Payments made by members under the legal deposit guarantee system pursuant to Sections 93 ff. BWG will be deducted from the obligations.

Cross-guarantee system leads to the inclusion of all members in the consolidated financial statements of Erste Bank from 2002

In accordance with IAS rules these agreements constitute control and those savings banks that are members of the cross-guarantee system will be included in the consolidated financial statements of Erste Bank as of 1 January 2002.

As part of the acquisition of a majority interest in Tiroler Sparkasse Bank AG as of the end of 2001, some Erste Bank branches in the Austrian state of Tyrol are to be transferred to Tiroler Sparkasse Bank AG in 2002 in exchange for additional equity in that regional savings bank.

It is also planned to transfer the present outlets of Erste Bank in the Bruck/Leitha area and in Neusiedl (Eastern Austria) to Niederösterreichische Sparkasse Hainburg Bank AG in exchange for an additional interest in that savings bank.

It was also agreed as part of the purchase of a stake in Tiroler Sparkasse from Bayerische Landesbank Girozentrale that the Bavarian bank will sell its 39.5% interest in Czech building society Stavební spořitelna České spořitelny, a.s. to Erste Bank. The other 60.5% of shares are held by Erste Bank's subsidiary, Česká spořitelna, a.s. At the balance sheet date the legal process associated with the purchase was not yet completed.

Takeover bid by AVS for outstanding shares of ČS – Erste Bank receives a call option

The supervisory board of DIE ERSTE österreichische Spar-Casse Anteilsverwaltungs-sparkasse, the principal shareholder of Erste Bank, decided in a meeting on 4 March 2002 to present to the minority shareholders of Česká spořitelna, a.s. a bid for their shares of Česká spořitelna, a.s. The bid price will be broadly based on the performance of the Česká spořitelna, a.s. share over the past six months. In the event that such a take-over proceeds, a call option on these shares is being contemplated for Erste Bank.

Although the integration of the interests in Slovenská sporiteľňa, a.s. and Tiroler Sparkasse Bank AG acquired in 2001 will place considerable demands on management resources and lead to elevated funding expenses in 2002, Erste Bank expects a positive business performance for 2002.

Targets for 2003 remain in place

The existing earnings and profitability targets for the Erste Bank Group – an increase in the return on equity to at least 14% and an improvement in the cost-income ratio to 66% by the year 2003 – remain in place.



Klaus Ebner

The savings bank branches of Central Europe are home to Klaus Ebner, a native of Styria in Austria. Via Aflenz, Vienna, Graz and Innsbruck he came to Budapest. Here he was responsible, among other tasks, for the expansion of the branch network of Erste Bank Hungary Rt. in Eastern Hungary. Two years ago he began to build a life insurance line for s Versicherung in Hungary.

Results by business segment

The activities of Erste Bank fall into five segments:

- **Retail and Real Estate**
  (retail banking, small and medium-sized corporate customers, real estate finance in Austria and Central Europe)
- **Large Corporate Customers**
  (key accounts in industry, trade and service sector; international business outside Central Europe)
- **Asset Gathering**
  (investment funds, portfolio management, insurance business)
- **Trading and Investment Banking**
  (investment banking, treasury, balance sheet management)
- **Corporate Centre**
  (fixed assets, other equity holdings, consolidating items)

A small change in the segment structure compared to 2000 arises from the multichannel management project begun in 2001. This comprehensive distribution concept is described under the Retail and Real Estate segment. However, the associated expenses and income are allocated to the Corporate Centre segment, where the technical, organisational and infrastructural requirements for the project are beeing created.

In Note 37 to the consolidated financial statements, the contributions to each segment's pre-tax profit by the savings banks (collectively) and by Česká spořitelna, a.s. are stated separately.

The regional breakdown of the profit contributions is provided in the same Note.

Changes in % of the financial figures between two financial periods might include slight differences as compared to non-rounded changes in %.



István Balogh

Born in Kaposvár, Hungary, István Balogh studied electrical engineering at Budapest University of Technology and Economics. In April 1983 he moved to Vienna, where he has been working for companies of the Erste Bank Group, first as an application programmer and, since 1990, as a project manager.

The Retail and Real Estate segment comprises three business units: Retail, Small and Medium-Sized Corporate Customers, and Real Estate Finance, including Erste Bank's corresponding activities in Central Europe (with the exception of Slovenská sporiteľňa, a.s., which was maintained as a separate segment in 2001). These business units represent key priorities under the core strategies of Erste Bank.

in EUR million	2001	2000[1]	Change in %
Net interest income	881.0	634.0	39.0
Risk provisions for loans and advances	(112.9)	(110.7)	2.0
Net commission income	332.0	234.1	41.8
Net trading result	27.1	27.0	0.4
General administrative expenses	(969.0)	(730.2)	32.7
Other operating results	(29.3)	49.9	–
Pre-tax profit for the year	**128.9**	**104.1**	**23.8**
Share in pre-tax profit for the year	31.8%	37.6%	–
Average risk-weighted assets	14,463.1	13,492.4	7.2
Average attributed equity	683.8	646.1	5.8
Cost-income ratio	78.1%	81.6%	–
ROE based on pre-tax profit for the year	**18.9%**	**16.1%**	**–**
Contribution of business with savings banks to pre-tax profit for the year	(2.9)	3.5	–
Contribution of Česká spořitelna, a.s. to pre-tax profit for the year	109.6	13.1	> 100.0

1 *incl. 5 months of Česká spořitelna, a.s.*

In the Retail and Real Estate segment, pre-tax profit for the year was boosted by about one-quarter. Likewise, return on equity before tax increased from 16.1% to 18.9% and the cost-income ratio was improved from 81.6% to 78.1%. In domestic business this segment saw a decrease compared to 2000 because of the transfer of 24 branches in Styria that year, although this effect was greatly outweighed by the results of the subsidiaries in Central Europe. The positive trend also reflected improved earnings at Bausparkasse der österreichischen Sparkassen AG, Erste Bank Hungary Rt. and s Wohnbaubank AG.

Retail

With the clearly defined goal of becoming the best retail bank and continuing to pursue the strategy of concentrating on core businesses, Erste Bank's focus in the Retail activities is on made-to-measure advice that answers the individual customer's very specific needs.

Since as long ago as 1999, Erste Bank together with the savings banks has been using two key tools – Finanzcheck and Finanzplan – that let advisors ascertain customers' needs in structured dialogues and tailor the advice accordingly. Since the introduction of these tools, Finanzcheck or Finanzplan interviews were held with 35% of Erste Bank customers. Taking its retail concept one step further, in the autumn of 2001 Erste Bank (as a pilot project) launched Finance Explorer, currently the most innovative financial planning tool for banks. It lets advisors generate exact customer profiles and enables them to present complex financial services in an attractive and customer-friendly way. With Finance Explorer, Erste Bank sets new quality standards of financial advice and thus gains a competitive advantage in the Austrian financial services business.

Erste Bank sets new quality standards in advising customers: with Finanzcheck, Finanzplan and Finance Explorer, customer care is designed to exact individual needs

Erste Bank's innovative multichannel management (MCM) offers customers a wide choice of media for their transactions – such as netbanking, nettrading, phonebanking and self-service at automated banking machines.

For delivery of their financial services, customers have a convenient choice of the channels that best meet their needs. The advisor remains at the hub of the customer relationship, by acquiring and serving the customer and by taking responsibility for the entire relationship. At the same time, the advisor is largely freed from administrative tasks in order to gain significantly more time for serving the customer.

Computer, telephone or branch – the customer chooses the delivery medium

To this end, in 2001 Erste Bank and the savings banks started a comprehensive MCM project. It combines putting in place the required technology, achieving data integration across distribution channels, running a marketing campaign and increasing productivity in the service of customers, who take centre-stage in Erste Bank's retail model.

Multichannel management thus brings together many means of giving customers even more-professional and complete advice in future.

Real Estate

The Real Estate unit serves non-profit and commercial housing developers, property management companies, real estate brokers, real estate trusts and retail mortgage customers.

Against the economic trend, Erste Bank's housing finance business grew

As expected, the market environment in 2001 was characterised by a slump in the construction cycle and a cut in public housing subsidies. This drove down new building activity sharply, as was already the case in the previous two years. In the medium term, however, this downturn should ease the present oversupply. Despite these difficult conditions, outstanding loans in the housing business as a whole were pushed up by 7% to EUR 9.0 billion. Deposits in the commercial segment even grew by 45% to EUR 367 million. In retail housing finance, Erste Bank saw growth of 12% to more than EUR 2.5 billion. These increases against the market trend are clearly attributable to Erste Bank's campaigns in this market segment. The Austria-wide market share of about 30% is to be defended in future by setting market priorities together with the savings banks.

The strategy of Erste Bank in the year under review focused on revising the segment organisation in response to market changes. Thus, separate departments were formed for structured real estate finance, for the Central European business and for syndicated lending with the savings banks. The traditionally strong retail housing product range was expanded further: With s Immobilienfinanzierungsberatung GmbH, Erste Bank tackled the creation of a highly specialised direct distribution network for point-of-sale financing. As a result of the close co-operation of the offices with Central Europe and thanks to changes in legislation, Austrian key accounts can now operate in this market as well and are supported in their projects by Erste Bank.

"wohnquadrat" supports the marketing campaign by offering competency that can be experienced

A marketplace for real estate launched successfully in 2000 under the slogan "wohnquadrat – alles rund um die immobile" was expanded by opening nine Wohnquadrat centres and a dedicated Internet portal, thus further strengthening Erste Bank's and the savings banks' offering of complete expertise in all questions pertaining to house and home.

s Bausparkasse delivered another record year

Another record year was charted by Bausparkasse der österreichischen Sparkassen AG, the building society, with 259,000 new contracts, an increase of 4.6% on 2000. Deposits also grew, by 5.2% to EUR 5.0 billion, and the loan book increased by 9.1% to EUR 4.7 billion, despite last year's decline in retail home construction. The market share in new lending reached 37%, making Bausparkasse der österreichischen Sparkassen AG the market leader.

The issuance volume at s Wohnbaubank AG, which issues tax-favoured bonds to fund social-welfare and other municipal housing, grew by 12.5% last year to EUR 90 million and reached a market share of some 15%.

Small and Medium-Sized Corporate Customers

Small and mid-sized enterprises (SMEs) form the main target group of Erste Bank's Small and Medium-Sized Corporate Customers unit. Depending on clients' turnover, accounts are managed by the branches or by specialised regional commercial banking centres. In 2001 these dedicated centres for SMEs served more than 7,000 such clients. Lendings climbed by 6.5% to EUR 2.3 billion while deposits rose by 3.4% to EUR 1.2 billion.

Erste Bank countered the sluggish economic pace with a conservative credit policy

Given the cyclical economic weakness, particularly in the new-economy sector and in the construction and construction-related industries, Erste Bank pursued a conservative financing policy. Even in the adverse environment, the Bank succeeded in holding the interest margin steady. Although net commission income was below target as a result of unexpectedly low guarantee commissions, it surpassed the exceptionally high level of the previous year.

One of the year's key efforts of Erste Bank and the savings banks in the SME segment was the standardisation of business processes and of customer care. To this end a new advisory tool was introduced, known as "Business Check". Much as the analogous Finanzcheck for retail customers, Business Check permits structured analysis of client needs. Business Check lets the advisor get to know the commercial customer better and provides for risk analysis. It is also a superb device for identifying and exploiting cross-selling potential. Business Check was first used in the autumn of 2001; in January 2002 it was adopted for use throughout Erste Bank and the savings banks.

In 2002, Business Check is to be employed to enhance customer loyalty. Due to the forecast economic recovery in Austria, the loan book is expected to grow amid a continued stable interest margin.

EBV Leasing GmbH & Co KG, the second largest auto leasing company in Austria (and the largest brand-independent one), had another exceptional year in 2001, despite the fact that new vehicle registrations receded by 5% in 2001. New leases increased by 8.4% to EUR 218.8 million and the market share was raised from 8.6% to 10.3%. Much of the credit for this success goes to the distribution via savings banks, which recorded a total of EUR 62.6 million of new leases, a 27% increase. All told at the end of 2001, EBV Leasing GmbH & Co KG carried 28,479 contracts on its books.

In 2002 the market share of EBV Leasing GmbH & Co KG is to be expanded further. This is to be accomplished above all by stepping up the promotion of products that offer customers a broad range of services beyond mere financing.

Savings banks

True to its second core strategy, Erste Bank as the lead bank of the Austrian savings banks strives to advance the collaboration of all member institutions in the areas of product development, distribution and settlement. The intent is to reap synergies and achieve an efficient division of labour.

Cross-guarantee system strengthens the savings banks

A milestone was reached by Erste Bank and the savings banks in September 2001 with the establishment of the cross-guarantee system. Through this scheme, the institutions participating as of the end of 2001 became a regionally-rooted, customer-driven financial group of legally autonomous members that strengthens the individual savings banks and safeguards their independence. The cross-guarantee system has the following main elements:

- A uniform risk policy, co-ordinated liquidity management and common standards of controlling
- A joint early-warning system that is designed to prevent financial difficulties at member institutions and that provides support mechanisms
- The guarantee of customer deposits beyond the level covered by statutory deposit insurance.

Under IAS accounting rules, this close tie to the savings banks will lead to a broader consolidation in the Erste Bank Group from January 2002.

Erste Bank acquires a majority interest in Tiroler Sparkasse

Erste Bank is closely integrating Tiroler Sparkasse Bank AG with effect from 28 December 2001: Erste Bank acquired Bayerische Landesbank's 45.44% interest in Tiroler Sparkasse Bank AG and an additional 5.05% stake from the savings bank's foundation, the Anteilsverwaltung. This gives Erste Bank direct and indirect ownership of 50.49% of Tiroler Sparkasse Bank AG. The purchase lays the foundation for making Tiroler Sparkasse Bank AG even stronger. The Tiroler Sparkasse Bank AG has total assets of about EUR 3.34 billion and roughly 75,000 customers, amounting to a market share of about 30% in its home market. In the course of 2002 Erste Bank and Tiroler Sparkasse Bank AG will streamline their branch networks by transferring branches in the interest of more-efficient customer care. The immediate replacement of the new subsidiary's supervisory board and managing board was the first step towards boosting the profitability of Tiroler Sparkasse Bank AG soon. The experience which Erste Bank gained in the restructuring of Salzburger Sparkasse will be useful in the transition process in Tyrol.

Erste Bank and the savings banks gain efficiency by pooling their production, distribution and settlement

In a process begun in 1997 and continually deepened and broadened since, Erste Bank continued the co-operation with the savings banks in the areas of joint marketing and the central settlement of securities transactions. In order to improve advisory services and the delivery of asset/liability management (ALM), a common interface was established for data transmission. Sales support was greatly reinforced in 2001. Thus, the Erste Bank retail concept, which combines a customer-centred approach to advice and sales with professional support tools, is already in use at 90% of all savings bank locations. Its introduction will be completed in 2002 and the first enhancements of the concept can thus be implemented this year.

In housing finance, in the distribution of speciality products (such as car leases) and in the launch of electronic sales channels (e-business), Erste Bank and the savings banks regularly move in unison, as described in the relevant sections of this report.

An important step taken in 2001 was the decision to merge the savings bank sector's three existing payments companies into one, called S-ZV Gesellschaft. The purpose is to make the processing of domestic payments much more efficient.

Finally, in the first half of 2001 the "Community Centre of Competence" was founded as a hub for supporting the savings banks with advice regarding their provision of services to cities and other municipalities.

To round out the extensive offering of services, Erste Bank and some savings banks established ERSTE Sparkasse Bank (Liechtenstein) AG, which opened its operations in April 2001. This subsidiary concentrates on classic private banking, based on the twin pillars of financial advice and investment management, in a financial centre of rich tradition with an attractive reputation among private banking clients.

The year was a profitable one for Salzburger Sparkasse Bank AG, the third largest regional savings bank in Austria. While its total assets remained stable at about EUR 3.6 billion, the institution was able to raise its operating result by about 5% on one year earlier. A focal point of activities was mortgage finance, for which four advisory centres were set up.

In the next several years, the synergies flowing from the concerted action in the savings bank sector and within the Erste Bank Group regarding marketing, target group strategy and product strategy will continue to help these partners stay their successful course.

Equity interests of Erste Bank in savings banks at the end of 2001

	Share in %	Total assets* in EUR million
Salzburger Sparkasse Bank AG	98.7	3,566.5
Tiroler Sparkasse Bank AG	50.5	3,337.3
Sparkasse Mühlviertel-West Bank AG	40.0	508.9
Allgemeine Sparkasse Oberösterreich Bank AG	26.9	6,765.6
NÖ Sparkasse Hainburg Bank AG	26.0	253.0
Sparkasse Bregenz Bank AG	25.0	322.5
Sparkasse Kremstal-Pyhrn AG	24.1	418.3
Steiermärkische Bank und Sparkassen AG	14.0**	6,696.6
Kärntner Sparkasse AG	10.0	2,555.6
Sparkasse Voitsberg-Köflach Bank AG	5.8	410.0

* preliminary figures
** share was increased to 25% on 1 April 2002

Central Europe

The goal: at least 20% market share in Central Europe

The extended home market of Central Europe comprises the Czech Republic, Slovak Republic, Hungary, Croatia and Slovenia. The main thrusts of Erste Bank's activities here were integration and the expansion of the market share through acquisitions. The aim is to further improve the position of Erste Bank and to make progress towards the goal of reaching at least 20% market share in a region with a population of 40 million. Already, in Austria and the bordering countries of Central Europe, Erste Bank together with the savings banks serves more than 8 million customers.

Holdings of Erste Bank in Central Europe

Country	Erste Bank principal subsidiaries	% stake; part-owned since
Czech Republic	Česká spořitelna, a.s.	52.07%; February 2000
Slovak Republic	Slovenská sporiteľňa, a.s.	87.18%*; January 2001
Hungary	Erste Bank Hungary Rt.	99.48%; December 1997
Croatia	Erste & Steiermärkische Bank d.d.	41.44%; Presence in Croatia since October 1997

* A 19.99% stake was sold to EBRD in June 2001, leaving an equity interest of 67.19%.

The item "net profit" refers to net profit before reserves as of the end of 2001, calculated in accordance with IAS.

Czech Republic

At Česká spořitelna, a.s., the main Czech subsidiary, 2001 was defined by the continuation of the transformation programme launched earlier. The objective of this remarkable effort was a complete overhaul of the savings bank and its integration into the Erste Bank Group. At the top of the agenda was the improvement of customer service quality and of the marketing, productivity gains in internal processes and an increase in profitability through short-term and long-range measures.

Thus, a customer relationship concept was developed based on Erste Bank's retail model and the staff was given extensive training. Sales support functions were centralised and new products as well as telephone-based customer service were introduced. Other important innovations were the establishment of a new reporting system and the development of credit risk management.

The transformation process, which involved more than 300 employees from Erste Bank, progressed on schedule. As a result, in January 2002 the 22 transformation teams were able to disband and transfer the remaining tasks to the line authority of Česká spořitelna, a.s.

The rapid progress in the renewal of Česká spořitelna, a.s. was made outwardly visible in September 2001, when a new logo was introduced which is consistent with that of the Austrian savings bank sector, as a sign of the bank's membership in the Erste Bank Group and the resulting enhancement of customer service quality.

Česká spořitelna, a.s.

branches	684
customers	4.0 mn
total assets	EUR 15.4 bn
net profit	EUR 52.8 mn
ROE	7.6%
cost-income ratio	68.6%

Customer base in the Czech Republic grew by 20%

Česká spořitelna, a.s. mounted successful marketing campaigns in 2001 that boosted the number of customers by about 20% to more than 4 million. An especially popular move was the introduction of so-called "Top" mortgage financing programmes for individuals and small and medium-sized companies, which earned Česká spořitelna, a.s. a market share of 40% in new mortgage loans.

Last year brought the completion of the reclassification (specified in the purchase agreement) of legacy loans that were not already included in the government-guaranteed ringfencing portfolio. A first tranche of the ringfencing loans was transferred to the state agency Česká konsolidační agentura. Česká spořitelna, a.s. will make use of its "total put" option to transfer the remaining ringfencing loans in 2002, leaving only those loans in the bank's portfolio that it considers acceptable or that have been issued since the acquisition.

At the forefront of efforts in 2002 is the further improvement in service quality and efficiency, which is to lead to the targeted ROE of at least 18% and a cost-income ratio of under 70%.

Slovak Republic

Slovenská sporiteľňa, a.s.

branches	441
customers	2.2 mn
total assets	EUR 4.6 bn
net profit	EUR 26.5 mn
ROE	10.1%
cost-income ratio	78.5%

Immediately upon signing the January 2001 agreement to purchase Slovenská sporiteľňa, a.s., Erste Bank began the process of transforming the Slovak savings bank, making good use of the pertinent experience gathered in the restructuring of Česká spořitelna, a.s. At Slovenská sporiteľňa, a.s. as well, 21 transformation teams were installed. Among their paramount tasks were the introduction of the retail service concept of Erste Bank and the establishment of credit risk management complying with the standards of the Group parent bank. The teams also successfully tackled the implementation of a customer segmentation strategy, expansion of the product portfolio and optimisation of the distribution network. To address small and medium-sized corporate customers, the groundwork was laid for establishing regional commercial banking centres. Electronic distribution channels were created in order to broaden the customer base. The streamlining in the bank's business processes remains at the focus of the restructuring, which will continue to dominate the agenda in 2002. Like Česká spořitelna, a.s., Slovenská sporiteľňa, a.s. too was able to enlarge its customer base soon after the acquisition by Erste Bank. Thanks to the measures taken, the number of customers climbed to 1.9 million.

The objective of the restructuring is to attain, at the end of 2003, a return on equity of 18% and a cost-income ratio of less than 70%.

Hungary

For Erste Bank Hungary, the 2001 financial year was particularly successful. The subsidiary achieved strong growth in lending business – loans and advances to customers increased by 57.3% – and total assets jumped by 49% to EUR 1.1 billion. The market shares in lending to customers were expanded further, in part by buying five branches of a local savings bank. The loan market share is more than 4% for retail customers and exceeds 3% for commercial clients.

In 2002 the branch network of Erste Bank Hungary is to be expanded – especially in Budapest – to 84 outlets nation-wide, which will make it the fourth largest network in the country. Electronic distribution channels are also to be developed further.

Erste Bank Hungary Rt.	
branches	66
customers	0.4 mn
total assets	EUR 1.1 bn
net profit	EUR 4.0 mn
ROE	8.4%
cost-income ratio	83.5%

Croatia

Erste & Steiermärkische Bank d.d. in Croatia strengthened its total assets in 2001 by 60% to EUR 668 million. Even in the face of keen competition, the subsidiary was thus able to maintain its top-eight position among the nation's banks. The return on equity after taxes was 15.7%, making Erste & Steiermärkische Bank d.d. one of the most profitable institutions in Croatia.

The bank's presence was reinforced by expanding branches. A new instant loan product drove an increase of 125% in retail loans, leading to market share growth in this market segment from 2.5 to 4.2%.

In 2002 the position of Erste & Steiermärkische Bank d.d. is to be expanded both with retail and corporate clients. A new customer segmentation is planned for retail customers and the rapid growth is to be maintained by opening additional branches in the most important urban areas.

Erste & Steiermärkische Bank d.d.	
branches	34
customers	0.2 mn
total assets	EUR 668.0 mn
net profit	EUR 10.0 mn
ROE	15.7%
cost-income ratio	51.1%

Slovenia

To participate in privatisation in Slovenia, Erste Bank made a non-binding offer for Nova Ljubljanska Banka (NLB) and was invited to take part in the due diligence. However, the Slovene government decided after a critical public debate not to sell a majority stake in NLB to a foreign investor in the foreseeable future. Erste Bank therefore withdrew from the privatisation process, as it believes that a minority interest would not provide the desired assurance of success for the implementation of its strategies.

In order to enter the Slovene market, Erste Bank plans to cooperate with Kärntner Sparkasse, which already has several locations in Slovenia.



Monika Nikodymová

A native of Brno, Monika Nikodymová went to high school in the Czech Republic and then moved to Vienna, where she studied interpreting and business administration. She financed her studies through a job for Erste Bank at a number of branches in Vienna. Since 2000 Monika Nikodymová has been working in Bratislava on the restructuring of Slovenská sporiteľňa, a.s. In addition, she will complete her studies in Vienna this year.

The Asset Gathering segment consists of the mutual fund business, portfolio management and insurance. The private banking activities, which form part of the Asset Management business unit within Asset Gathering, serve high-net-worth individuals and institutional customers in the domestic market. Many of the mutual funds and life insurance products are sold by the branches of Erste Bank and the savings banks throughout Austria. The private banking group and some Erste Bank branches also offer discretionary portfolio management services.

in EUR million	2001	2000[1]	Change in %
Net interest income	3.6	(0.1)	–
Risk provisions for loans and advances	0.0	0.0	0.0
Net commission income	92.8	108.1	(14.2)
Net trading result	0.0	0.0	0.0
General administrative expenses	(43.7)	(42.4)	3.1
Other operating results	0.2	0.0	–
Pre-tax profit for the year	**52.9**	**65.5**	**(19.4)**
Share in pre-tax profit for the year	13.0%	23.7%	–
Average risk-weighted assets	10.8	12.3	(12.2)
Average attributed equity	0.5	0.6	(16.7)
Cost-income ratio	45.3%	39.3%	0
ROE based on pre-tax profit for the year	**> 100.0%**	**> 100.0%**	**0**
Contribution of business with savings banks to pre-tax profit for the year	9.7	13.5	(28.2)

1 no contribution in this segment by Česká spořitelna, a.s.

Pre-tax profit in the Asset Gathering segment diminished by 19% in 2001 while the cost-income ratio rose from 39.3% to 45.3%. This trend was triggered primarily by the macroeconomic fundamentals and the resulting decline in fund sales at branches.

Asset Management

The Private Banking and Asset Management business unit of Erste Bank encompasses private and institutional banking, the fund business and portfolio management. In retail funds, portfolio management and insurance, Erste Bank is Austria's market leader. The private banking arm achieved further growth of 6.1% to a total of EUR 6.94 billion in assets under management, using custom-tailored solutions such as discretionary portfolio management and institutional mutual funds.

Erste Bank is the market leader in mutual funds and insurance

In spite of the adverse market environment for funds, Erste-Sparinvest Kapitalanlagegesellschaft m.b.H. pushed up assets under management by 2.0% to EUR 15.33 billion. In retail funds the subsidiary remains the market's clear number one provider, with fund assets of EUR 10.65 billion and a market share of 20.6%.

A best-seller for Sparinvest was a new fixed-income product that is unique in Austria. Mortgage-Bond-Funds became the most successful fund with new sales of more than EUR 150 million. Similarly, Corporate-Bond-Funds attracted more than EUR 150 million of new assets. In equity funds the "Best of" line of funds, which spans global, regional and sector fund-of-funds, generated new sales of more than EUR 70 million.

In institutional funds, Sparinvest's growth of 4.2% last year was slightly better than the market's. With EUR 4.68 billion of assets under management, the market share was 13.1% (up from 12.5% in the year before).

Erste Bank's position as the largest Austrian provider of international funds was consolidated further in 2001. Thus, the number of funds for which Erste Bank acts as representative, paying agent and/or tax representative grew by more than 25% to 583. To this end, distribution agreements were in place with more than 70 international fund companies.

Erste Bank is the largest vendor of international funds in Austria

Fund assets (in EUR billion)


0.50
3.13
0.57
4.16
0.66
4.07
1.07
4.83
1.21
5.74
1.72
6.94
2.77
8.39
4.33
10.23
4.49
10.53
4.68
10.65
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
Institutional funds
Mutual funds

Portfolio management

Assets under management were held steady despite market decline

Even amid the unfavourable conditions on international financial markets, the portfolio management unit had EUR 1.6 billion of assets under management, only marginally less than in 2000. Fund-based portfolio management, at about 75%, makes up the largest share. At the end of 2001, fund-based portfolio management under the Erste Capital Management (ECM) brand was responsible for 13,783 customer accounts with assets of EUR 1.11 billion. In close co-operation with Lombard Odier, an investment decision process unique in Austria was adopted that takes account of the dynamic interactions between globalisation and regional influences while carefully considering risk factors.

Sparkassen Versicherung AG

For Sparkassen Versicherung AG the year 2001 produced a breakthrough: With an increase of 8.29% in premium income to EUR 757.33 million (including accident insurance) against the background of a weak overall market trend, for the first time the unit moved into the top position among Austrian life insurers – a result of the exclusive partnership with the Austrian savings bank sector. The portfolio of life insurance contracts grew by 18% to 615,812 policies.

As part of Erste Bank's Central Europe strategy, Sparkassen Versicherung AG founded a life insurance company in Hungary – Erste Sparkassen Biztosító Rt. – and in the Czech Republic took a stake in Pojišťovna České spořitelny, a subsidiary of Česká spořitelna, a.s.

The goal for 2002 is to keep the lead position in Austria and expand the business in the growth market of Central Europe.



Hana Cygonková
After her schooldays in Zlin in the Czech Republic, Hana Cygonková moved to Vienna. Here she studied commerce at the University of Economics and Business Administration while also working as a project assistant in the healthcare sector and in corporate controlling of participations. Since the end of 2000 she has been working at the Erste Bank Group's public relations office in Vienna, where she specialises in Central Europe.

The Large Corporate Customers segment caters to domestic and international corporates, foreign banks and sovereign borrowers outside Austria. In addition to project lending – such as for tourist facilities, development projects and other commercial real estate in Austria and abroad – this segment also offers other forms of structured finance, trade finance, export financing, documentary letters of credit and guarantees.

in EUR million	2001	2000[1]	Change in %
Net interest income	344.9	247.9	39.1
Risk provisions for loans and advances	(103.9)	(51.3)	> 100.0
Net commission income	74.0	58.9	25.6
Net trading result	5.1	9.7	(47.4)
General administrative expenses	(156.0)	(113.9)	37.0
Other operating results	(28.1)	(37.4)	24.9
Pre-tax profit for the year	**136.0**	**114.0**	**19.3**
Share in pre-tax profit for the year	33.5%	41.2%	–
Average risk-weighted assets	15,758.7	13,966.2	12.8
Average attributed equity	745.4	668.4	11.5
Cost-income ratio	36.8%	36.0%	–
ROE based on pre-tax profit for the year	**18.2%**	**17.0%**	**–**
Contribution of business with savings banks to pre-tax profit for the year	11.0	7.8	41.0
Contribution of Česká spořitelna, a.s. to pre-tax profit for the year	18.6	(6.7)	> 100.0

1 incl. 5 months of Česká spořitelna, a.s.

The Large Corporate Customers segment lifted its profit before tax by 19%. The previous year's good cost-income ratio was held approximately steady at 36.8% while ROE improved from 17% to 18.2%. Significantly higher risk provisions for loans and advances were offset by earnings improvements in Austria and abroad. In this profit increase, Česká spořitelna, a.s. figured prominently.

Large Corporate Customers

The Large Corporate Customers segment, in addition to pursuing the traditional lending business – i. e. the financing of on-going business operations – also provides foreign trade finance, project financing with an emphasis on commercial real estate and tourism, structured finance and cash management systems. The quality of service is continually monitored by means of customer surveys in order to ensure that the high quality standards for customer care and transaction processing are upheld.

Large corporate customers by Erste Bank's definition have turnover of about EUR 75 million or more. Almost 45% of the 500 largest companies in Austria maintain business relations with Erste Bank; for more than 20%, Erste Bank is the key relationship bank and an additional 15% name Erste Bank as their long-time partner bank. The position in this segment was thus reinforced further.

Of Austria's top 500 companies, 45% have business relations with Erste Bank

In a trend that had already made itself felt in 2000, lendings in the Large Corporate Customers segment rose significantly. At the end of the reporting year, the loan book amounted to EUR 10.2 billion, 14.5% more than one year earlier. In large-volume lending, profitability continued to improve thanks to a consistent focus on targeted promotion and acquisition efforts.

The development of creative solutions for its clients in co-operation with public sector agencies is a key activity of Erste Bank in the area of state subsidised financing. Erste Bank's existing strong position was also further entrenched in project finance for tourism and commercial properties as well as publicly subsidised loans for foreign trade financing and risk hedging.

For IMMORENT AG, the main domestic theme last year was the expansion of quality assurance and improvement of process efficiency. Growth opportunities in international leasing were seized in the Central European countries and South Tyrol region by cooperating with Erste Bank Group subsidiaries and the savings banks. Thus, a specialised real estate firm was founded for Central and Eastern Europe. Named CEE PROPERTY INVEST Immobilien AG, it is intended to hold all Group real estate interests in this region.

With total new leases of EUR 790 million, IMMORENT AG displayed a stable trend overall. Foreign equipment leases reached growth of 33% and real estate leases rose by 14%, reflecting the fruitful co-operation with the savings banks.

International Business

The international business of Erste Bank in 2001 carried out against the backdrop of an unfriendly economic environment. The US-led downturn gathered considerable force in the course of the year and was further deepened by the events of 11 September 2001.

The conservative strategy paid for itself after 11 September

This negative trend also took its toll on the emerging markets, especially those countries dependent on strong US demand. In this setting the conservative business strategy of Erste Bank came into its own, with a prudent approach to new business and a focus on limiting credit risk. In the emerging markets Erste Bank thus bought only securitised government debt and issues of selected larger banks with good ratings. As a result of this caution, all four profit centres overachieved their budget targets.

The business profile of the London branch changed in that, for risk considerations, the main emphasis shifted in favour of asset-backed securities. Total investments increased according to plan, by 4.7%.

In Hong Kong the core activity was lending to governments and government-owned facilities, financial institutions and leading industrial groups. A strong increase in earnings was attributable chiefly to interest income in treasury and to credit growth.

All four profit centres more than met their targets

Of the segment's four profit centres, the New York location was potentially the most highly exposed to the negative economic trajectory, yet its contribution to earnings rose somewhat. The highly diversified portfolio, low sector concentrations, limited sizes of individual transactions and above all the proactive management ensured that the quality of the loan portfolio was not appreciably reduced. In the International Financing department in Vienna, income in all product lines was well above plan, thanks in large part to the active involvement in the securities area. In 2002, in expectation of very modest growth in volumes and earnings, this will remain the business strategy.

Credit risk at the Erste Bank Group

The overall macroeconomic trend in the year under review and the exceptional events of 11 September 2001 in the USA were not without impact on the risk portfolio of the Erste Bank Group. All the same, relative to the total loan book, there were only insignificant shifts within the risk categories (Low Risk, Management Attention, Substandard, Doubtful).

The table below includes all loans and advances to credit institutions and customers as well as all fixed-income securities (irrespective of whether they are assigned to the trading portfolio, to investments available for sale or to financial investments). Also included are the off-balance-sheet credit risks (warranties, guarantees and letters of credit).

Credit risk at the Erste Bank Group by sector

in EUR million	Low risk	Management attention	Substandard	Doubtful	Total exposure
Banking and insurance	27,954	417	63	97	**28,530**
Consumers	8,869	395	219	291	**9,774**
Public sector	9,474	201	5	55	**9,735**
Real estate	5,443	1,474	662	232	**7,810**
Production of physical goods	3,819	817	522	276	**5,433**
Trade	2,164	749	250	387	**3,549**
Transport and communication	2,488	482	191	74	**3,235**
Construction	1,498	395	193	140	**2,226**
Tourism	1,276	448	237	152	**2,114**
Energy and water supply	1,409	275	44	34	**1,762**
Agriculture and forestry	511	106	19	63	**699**
Other	3,967	500	202	209	**4,878**
Total exposure as of 31 Dec 2001	**68,871**	**6,258**	**2,607**	**2,009**	**79,745**
Share in %	86.4%	7.8%	3.3%	2.5%	**100.0%**
Risk provisions as of 31 Dec 2001	**254**	**83**	**362**	**1,205**	**1,904**
in % of exposure	0.4%	1.3%	13.9%	60.0%	**2.4%**
Total exposure as of 31 Dec 2000	**58,056**	**5,447**	**1,907**	**1,537**	**66,947**
Share in %	86.7%	8.1%	2.9%	2.3%	**100.0%**
Risk provisions as of 31 Dec 2000	**180**	**55**	**335**	**998**	**1,568**
in % of exposure	0.3%	1.0%	17.6%	64.9%	**2.3%**

This distribution is based on customer-specific risk, which means that existing collateralisation – typically accounted for under business risk (transaction risk) – is not included in the above table (with the exception of export guarantees).

Regarding the sector distribution of the Group's risk portfolio, most of the exposure is found with the banking and insurance sector (36%), consumers (12%), the public sector (12%) and real estate business (10%). These four rather low-risk market segments thus account for about 70%

of the Erste Bank Group's total portfolio. The risk distribution in the rest of the sectors is fully in line with Erste Bank's risk policy and does not show any marked concentration relative to the risk portfolio as a whole.

Erste Bank already made preparations last year for the expected uniform rules for assessing risks in loan exposures that are being discussed in the so-called "Basle II" documents of the Bank for International Settlements. Thus, for the first time, non-performing loans (NPL) were redefined and recalculated according to a single Group-wide standard. In addition to assets loans and advances with suspended or adjusted interest, NPL now include loans that are rescheduled, unrecoverable or already charged off as well as loans whose complete recovery seems uncertain. Accordingly, NPL of the Erste Bank Group at the end of 2001 amounted to EUR 1,809 million and were covered by risk provisions of EUR 1,904 million (a coverage ratio of 105%). By comparison, at the end of 2000, NPL were EUR 1,450 million and risk provisions stood at EUR 1,568 million (coverage of 108%). The increase in NPL in 2001 is attributable mainly to the first-time consolidation of Slovenská sporiteľňa, a.s. and Tiroler Sparkasse Bank AG in the Group accounts.

Credit risk of the Erste Bank Group by region

in EUR million	Low risk	Management attention	Substandard	Doubtful	Total exposure
Austria	30,614	4,315	1,752	1,090	**37,772**
Other industrialised countries	18,224	584	447	71	**19,326**
Extended home market	17,374	779	337	758	**19,248**
Czech Republic	11,497	327	247	583	**12,654**
Slovak Republic	3,833	187	30	162	**4,212**
Hungary	1,529	251	54	12	**1,846**
Slovenia	268	5	2	0	**276**
Croatia	246	10	4	0	**260**
Emerging markets	2,586	507	49	68	**3,210**
Asia	1,087	85	28	32	**1,232**
Latin America	609	103	15	1	**727**
Russia	3	84	1	9	**96**
Other	888	236	6	25	**1,155**
Developing countries	73	73	22	21	**189**
Total exposure as of 31 Dec 2001	**68,871**	**6,258**	**2,607**	**2,009**	**79,745**
Share in %	86.4%	7.8%	3.3%	2.5%	**100.0%**
Risk provisions as of 31 Dec 2001	**254**	**83**	**362**	**1,205**	**1,904**
in % of exposure	0.4%	1.3%	13.9%	60.0%	**2.4%**
Total exposure as of 31 Dec 2000	**58,056**	**5,447**	**1,907**	**1,537**	**66,947**
Share in %	86.7%	8.1%	2.9%	2.3%	**100.0%**
Risk provisions as of 31 Dec 2000	**180**	**55**	**335**	**998**	**1,568**
in % of exposure	0.3%	1.0%	17.6%	64.9%	**2.3%**

Shifts in exposure due to guarantees (especially government export guarantees) are reflected in the table above.

The lending exposure presented in this table shows the regional distribution of credit risk in the Erste Bank Group (unlike last year's annual report, where only Erste Bank AG was represented). At the end of 2001 the largest loan portfolios were those in Austria and other industrialised countries, at a combined share of 72%, while the share of the extended home market (Czech Republic, Slovak Republic, Hungary, Croatia and Slovenia) amounted to 24%. This means that 96% of the credit risk of the Erste Bank Group is with borrowers in relatively low-risk countries.

Domestic credit risk

Besides Erste Bank AG itself, the Group companies whose loans and advances is most worth mentioning are Salzburger Sparkasse Bank AG, Bausparkasse der österreichischen Sparkassen AG, IMMORENT and EBV-Leasing GmbH & Co KG. Additionally, Tiroler Sparkasse Bank AG was incorporated in the financial statements from 28 December 2001.

Domestic credit risk by sector

in EUR million	Low risk	Management attention	Substandard	Doubtful	Total exposure
Banking and insurance	9,437	180	14	4	**9,635**
Consumers	7,484	361	180	220	**8,244**
Public sector	4,707	21	2	1	**4,730**
Real estate	2,902	1,188	451	174	**4,715**
Production of physical goods	2,082	584	329	163	**3,158**
Trade	1,319	676	214	230	**2,440**
Transport and communication	627	244	128	30	**1,029**
Construction	627	370	143	96	**1,236**
Tourism	371	341	191	111	**1,014**
Energy and water supply	219	39	10	0	**269**
Agriculture and forestry	69	53	6	9	**138**
Other	779	258	85	53	**1,176**
Total exposure as of 31 Dec 2001	**30,624**	**4,315**	**1,752**	**1,090**	**37,782**
Share in %	81.1%	11.4%	4.6%	2.9%	**100.0%**
Risk provisions as of 31 Dec 2001	**30**	**18**	**203**	**523**	**774**
in % of exposure	0.1%	0.4%	11.6%	48.0%	**2.0%**
Total exposure as of 31 Dec 2000	**29,361**	**3,107**	**1,370**	**737**	**34,576**
Share in %	84.9%	9.0%	4.0%	2.1%	**100.0%**
Risk provisions as of 31 Dec 2000	**5**	**17**	**211**	**418**	**653**
in % of exposure	0.0%	0.6%	15.4%	56.8%	**1.9%**

In the sectoral distribution of the portfolio in Austria, the lower-risk sectors predominate. Banks and insurance firms head the list at some 26%, followed by consumers at about 22%. Together with real estate lendings and the public sector at roughly 13% each, these categories of borrowers constitute about three-quarters of the entire risk portfolio. There is no significant concentration of risk in any one of the other sectors.

The general structure of risk across the sectors reflects both the strategic focus of the Erste Bank Group as the lead bank of the Austrian savings bank sector and the Group's successful concentration on retail business.

Risk provisions at the business segment level were made according to the identified risks. The increases in provisions last year thus differed between market segments.

In the retail and small-to-medium-sized-enterprise business respectively, new risk provisions compared to 2000 rose by about 57% and 63%. Concerning exposure to large corporate clients, despite significant individual cases, the new risk provisions for such loans increased by only about 41% compared to 2000.

The provisioning requirement, and hence the risk situation, remained largely constant in 2001 for loans for tourism projects, commercial real estate and aircraft.

In Austria, Erste Bank AG accounts for the largest share (about 69%) of the Group's domestic total lending and of loan loss provisions. Major domestic subsidiaries also significant in this context are Salzburger Sparkasse Bank AG (6.5%), Tiroler Sparkasse Bank AG (5.3%), IMMORENT AG (4.3%) and Bausparkasse der österreichischen Sparkassen AG (11%). Erste Bank AG and these units represent about 96% of the domestic loan portfolio.

As a result of Erste Bank AG's dominant role, the above statements regarding the Group's domestic trend, risk structure and provisions essentially apply to Erste Bank AG as well.

Tiroler Sparkasse was included in the survey of the Group's risk structure for the first time. When Erste Bank took over the operation of the subsidiary, one of the first steps taken was to implement Group standards of risk evaluation, which will ensure a uniform risk situation in future.

IMMORENT AG and its subsidiaries are an important force in real estate leasing in Austria. This group of companies is distinguished by its selective investments of high credit quality. The broad diversification across selected lessees has preserved the balanced risk structure of the Immorent Group. For the few problem loans, sufficient provisions have been set aside.

Bausparkasse der österreichischen Sparkassen AG, the building society, almost exclusively provides financing for consumer homes. Total risk provisions in combination with the existing collateral easily cover the problem exposure.

International credit risk

The credit risk abroad lies almost entirely with Erste Bank AG, Česká spořitelna, a.s., Slovenská sporiteľňa, a.s., Erste Bank (Malta) Limited and Erste Bank Hungary Rt.

Foreign credit risk by sector

in EUR million	Low risk	Management attention	Substandard	Doubtful	Total exposure
Banking and insurance	18,517	237	49	93	**18,896**
Consumers	1,386	34	39	71	**1,529**
Public sector	4,767	180	3	55	**5,005**
Real estate	2,541	286	211	57	**3,095**
Production of physical goods	1,737	233	193	114	**2,276**
Trade	844	73	36	157	**1,110**
Transport and communication	1,861	238	63	44	**2,206**
Construction	870	25	50	45	**990**
Tourism	906	107	46	41	**1,100**
Energy and water supply	1,189	236	34	34	**1,493**
Agriculture and forestry	442	53	13	54	**561**
Other	3,187	242	117	155	**3,703**
Total exposure as of 31 Dec 2001	**38,247**	**1,943**	**855**	**918**	**41,963**
Share in %	91.1%	4.7%	2.0%	2.2%	**100.0%**
Risk provisions as of 31 Dec 2001	**224**	**65**	**158**	**682**	**1,129**
in % of exposure	0.6%	3.4%	18.5%	74.2%	**2.7%**
Total exposure as of 31 Dec 2000	**28,696**	**2,340**	**537**	**800**	**32,373**
Share in %	88.6%	7.2%	1.7%	2.5%	**100.0%**
Risk provisions as of 31 Dec 2000	**175**	**38**	**123**	**580**	**915**
in % of exposure	0.6%	1.6%	23.0%	72.5%	**2.8%**

The foreign credit risk of the Erste Bank Group (credit risk outside Austria) on 31 December 2001 was EUR 41,963 million. This represents about 53% of the Group's total lendings, a share that changed little year-on-year.

The lending policy of Erste Bank takes into account the respective country risk and allows the Bank to respond nimbly to new circumstances. In 2001 this ability proved invaluable in adjusting the Argentina exposure in particular. Thus, the Argentine loan portfolio was reduced by 53% last year to EUR 22.9 million.

A conservative risk policy that entails, among other precautions, avoiding industry concentrations and observing rigorous limits on lendings to individual borrowers was also followed in managing the corporate loan book of the New York branch, where no new loans were granted since April 2001. As a consequence, credit risk decreased by 13% on the previous year to EUR 1,547.5 million.

A distinctive feature of the aircraft finance portfolio is its broad diversification across aircraft types and airlines. The portfolio amounted to about EUR 300 million at year-end. Although to date there were no defaults on loans in this sector, the general market conditions were acknowledged by forming a provision in the amount of approximately EUR 11.3 million.

Major banking subsidiaries abroad

The transformation of Česká spořitelna, a.s., launched in 2000 with the aim of creating a new credit culture and new credit processes, was completed successfully in 2001. The improvement achieved in credit quality is explained in part by the transfer of CZK 7.9 billion of ring-fenced loans to Česká konsolidační agentura as provided by the purchase agreement. It was also due to the higher credit ratings associated with new lendings. Following a careful review of all loans remaining in the ring-fenced portfolio, Česká spořitelna, a.s. will effect a further, final transfer of loans in mid-2002 under a "total put" option.

The trend in credit risk at Slovenská sporiteľňa, a.s. in 2001 was still shaped primarily by the after-effects of privatisation and the measures taken by the new management. The twin thrusts of these steps were a thorough, systematic review of the loan portfolio remaining after the government's buyouts of 1999 and 2000, and a significant tightening of loan approval and control mechanisms through the introduction of credit risk management.

The terms of the acquisition agreement concluded between Erste Bank and the Slovak finance ministry give Slovenská sporiteľňa, a.s. the option to transfer further problem loans to Slovenská konsolidačna, a.s. Because of delays in the closing of the purchase deal, this option was not yet exercised in 2001. Slovenská sporiteľňa, a.s. has not yet made a final decision on the size of such a transfer. The contract requires a decision by June 2002.

Given the generally modest trend in new business during the transformation period, the credit risk is dominated by Slovak sovereign exposure and lendings to state-owned enterprises.

The loan book of Erste Bank Hungary Rt., in spite of a conservative credit risk policy, was substantially expanded both with corporate customers and consumers. One of the most important measures taken in 2001 to improve risk control was the centralisation and standardisation of the Group-wide risk management tools. The share of non-performing loans remained fairly stable compared to the prior year. The risk provisions and loan collateral are commensurate with the identified risks in the loan portfolio.

Andrea Koleková
Andrea Koleková was born in Zlin in the Czech Republic. In 1996 she moved to Slovakia and joined Slovenská sporiteľňa, a.s., where she has since been serving customers as a teller.



The Trading and Investment Banking segment comprises the Investment Banking unit and the Treasury unit, which includes balance sheet management.

in EUR million	2001	2000[1]	Change in %
Net interest income	116.7	37.8	> 100.0
Risk provisions for loans and advances	(0.1)	(0.2)	(50.0)
Net commission income	38.4	22.2	73.0
Net trading result	111.0	75.8	46.4
General administrative expenses	(135.6)	(93.3)	45.3
Other operating results	6.8	(1.7)	–
Pre-tax profit for the year	**137.2**	**40.6**	**> 100.0**
Share in pre-tax profit for the year	33.8%	14.7%	–
Average risk-weighted assets	5,883.9	4,858.7	21.1
Average attributed equity	278.3	232.8	19.5
Cost-income ratio	50.9%	68.7%	–
ROE based on pre-tax profit for the year	**49.3%**	**17.5%**	**–**
Contribution of business with savings banks to pre-tax profit for the year	17.5	22.2	(21.2)
Contribution of Česká spořitelna, a.s. to pre-tax profit for the year	29.8	6.5	> 100.0

1 incl. 5 months of Česká spořitelna, a.s.

Profit more than tripled in the Trading and Investment Banking segment, even excluding Česká spořitelna, a.s. Return on equity soared from 17.5% to 49.3%. The disproportionately strong gains in this segment occurred largely in the Treasury unit, which took advantage of the yield curve trend. Given the market situation, the investment banking side was unable to contribute as strongly as last year. Thanks to the higher income, the cost-income ratio was impressively reduced from 68.7% to 50.9%.

Capital markets/corporate finance

Investment banking activities in 2001 bore the mark of last year's slump on international capital markets. International institutional investors withdrew almost entirely from the IPO markets and were very rarely willing to buy shares in the primary market.

The slump on capital markets affected business

In these circumstances Erste Bank as joint lead manager won a major victory by taking Andritz AG public on the Vienna Stock Exchange. The initial public offering of the technology leader group from the Austrian city of Graz with world-wide operations raised EUR 42 million. It was the largest transaction of the year in the domestic capital market and, apart from some "silent" offerings, was the only IPO conducted in accordance with international standards.

The Erste Bank capital markets team was able to offset some of the plunge in new issuance by taking on more corporate finance business as well as projects in capital markets (such as prospectus reviews, valuations, and implementation of employee share ownership schemes).

In 2002 the investment banking activities will focus primarily on Austrian growth companies and on expanding the base in the Central and Eastern European countries.

Equity sales and derivatives

Erste Bank held leading market position

Although the Vienna Stock Exchange outperformed the international markets in 2001 with an advance of more than 6%, trading volume was down slightly. The lack of large new issues such as those seen in 2000 weighed on exchange turnover. In this competitive environment Erste Bank, represented by a highly qualified and motivated sales team, consolidated its lead in the market with an average share of 25%, up from about 22% in the previous year.

While Erste Bank also strengthened its position in international derivatives markets by concentrating its customer business more on these products, it kept its market share on the ÖTOB (the Austrian futures exchange) constant at 29%.

In 2001 the Eastern European stock markets too were characterised by sharply falling turnover and share prices. The sole exception was Russia, which defied the trend in other emerging markets. Notwithstanding the unhelpful market setting, Erste Bank succeeded in improving its position by concentrating on countries that are candidates for EU accession.

Investment Banking in Central and Eastern Europe

In Central and Eastern Europe Erste Bank has for some time been operating investment banking units in all countries of the extended home market as well as Poland. The priority in 2001 was the continued expansion of this presence. Thus, a company for pension funds and one for mutual funds were founded in Croatia, in partnership with Steiermärkische Sparkasse. In Hungary the leading market position was defended and in the Czech Republic the second-place position was maintained in investment banking. Only in Poland did the Group experience an intra-year loss of market share, but this was recouped towards the end of the year.

The Erste Bank subsidiary handling mergers and acquisitions in Central Europe is CDI Erste Central Europe. Undaunted by the world-wide trough in M&A transactions, CDI lifted its turnover significantly against the market trend and improved its earnings accordingly. A key reason for the increase in transaction volume was the entry into the market for advising acquisitions of quoted companies.

In 2002 CDI's activities are also to be intensified in Germany and, through a joint venture with Česká spořitelna, a.s., in the Czech Republic.

Teasury

Treasury ties the Central European banking subsidiaries into liquidity management and offers advisory services to a growing number of savings banks

The Treasury unit in 2001 successfully established a new asset/liability process (ALCO) which both ties in all major Group subsidiaries (in Austria as well as Central Europe) and makes use of the potential synergies, as this advisory service is also available to the savings bank sector. An additional 14 savings banks were won as partners last year; 38 of 63 independent savings banks thus took advantage of the service.

Erste Bank's Central Europe strategy was carried out by developing the concept of a Group treasury that comprises the successful trading, sales and product strategies of Erste Bank, and by putting it into practice at Česká spořitelna, a.s. and Slovenská sporitel'ňa, a.s. Also, a new sales team was set up specifically for retail core markets. Its goal is to develop new products for the retail segment with and for Central European subsidiaries and to co-ordinate these products across the whole enterprise.

Erste Bank has thus created a solid foundation for the Group's Central Europe business. This already bore fruit in the form of a profit increase of more than 30% on Central European currencies and interest for the year.

In support of risk management, all trading units of the Erste Bank Group were integrated. The daily co-ordination which this makes possible permits more rapid calculation of results and faster control.

The Group Treasury uses a Web-based customer trading system

Particular attention was also paid to improving the offering for Treasury customers. In October 2001 an entirely new Web site of the Group's Treasury unit was launched at treasury.erstebank.com. The site provides customers with extensive price information, research and product information. Additionally, Erste Bank introduced "netFx", a Web-based customer trading system for currency and money market products, which all 63 savings banks in Austria have also been using since the first half of 2001.

Two benchmark issues were placed on the market

The Group achieved a signal success in 2001 when ensuring its long-term liquidity by establishing itself on the new issue market. As part of a total issuance of EUR 3.3 billion, Erste Bank placed two benchmark issues. One was a 5-year floating rate note with an issue volume of EUR 500 million. The other was a 10-year, EUR 800 million fixed-interest bond that, in response to its high liquidity and strong demand, was stocked up by EUR 200 million in February 2002.

As to the results achieved, Treasury met its targets for trading, thanks to an excellent positioning in the money market and a very good performance on the fixed income front. On the other hand, the sales side suffered a significant decline in net income due to the market-driven erosion in brokerage business in foreign equities and funds. In the international arena, the Treasury activities in Hong Kong, New York, Hungary, the Czech Republic and Slovakia delivered first-rate results.



Leila Dalbokov

Leila Dalbokov attended the American school in Vienna and studied economic theory at Haverford College in Pennsylvania. She earned her MBA in South Carolina and Vienna. At Erste Bank she was responsible for international clients from South-Eastern Europe and for speciality products such as Asset Swaps from 1997. Recently Leila Dalbokov became head of the department for international customers in Croatia.

Sava Dalbokov

Born in Sofia, Bulgaria, Sava Dalbokov enjoyed an international education. He attended the English high school in Sofia, then Russian middle school. To study finance and economics, he moved to Boston. Dalbokov received his MBA in South Carolina and Vienna. Since 1997 he has been working for Erste Bank in Vienna. Dalbokov recently became an executive director of Erste & Steiermärkische Bank d.d. in Croatia.

The Corporate Centre segment supports Erste Bank's implementation of strategic goals by providing marketing, organisation and information technology services. Erste Bank's developing e-business was also assigned to this segment. In addition, Corporate Centre is responsible for accounting, controlling, settlement, equity holdings and non-banking subsidiaries.

in EUR million	2001	2000[1]	Change in %
Net interest income	(23.3)	4.4	–
Risk provisions for loans and advances	0.0	0.3	–
Net commission income	6.3	0.0	–
Net trading result	(8.2)	14.9	–
General administrative expenses	(19.3)	(21.1)	(8.5)
Other operating results	(34.9)	(45.9)	24.0
Pre-tax profit for the year	**(79.4)**	**(47.4)**	**(67.5)**
Share in pre-tax profit for the year	(19.6%)	(17.1%)	–
Average risk-weighted assets	840.1	339.1	> 100.0
Average attributed equity	39.8	16.1	> 100.0
Cost-income ratio	(76.6%)	> 100.0%	–
ROE based on pre-tax profit for the year	**> (100.0%)**	**> (100.0%)**	**–**
Contribution of business with savings banks to pre-tax profit for the year	0.0	0.0	0.0
Contribution of Česká spořitelna, a.s. to pre-tax profit for the year	(33.6)	(13.6)	> (100.0)

1 incl. 5 months of Česká spořitelna, a.s.

Earnings in the Corporate Centre segment were shaped by expenses for the "ecetra" Internet platform and by the increase in funding costs and goodwill amortisation for Česká spořitelna, a.s., which in 2000 had been incurred for only five months of the year. The accounts for this segment also include consolidating entries and valuation adjustments (for real estate and equity holdings).

Marketing

New advertising theme of Erste Bank and savings banks puts focus on relationships

In 2001 the Marketing service unit was restructured into a marketing unit with matrix-style responsibility for the whole Group's marketing. Its principal task was the further development of the common marketing of Erste Bank and the Austrian savings banks. The double logo strategy used in the joint advertising is intended to generate synergies that maximise the efficiency of the marketing activities. A resulting brand strategy for 2002 focuses on the interaction between financial services provider and customer and is expressed in the new advertising slogan used since February 2002, "In every relationship, people matter".

The marketing arm in the Czech Republic undertook a creative task that had already been performed in Hungary and Croatia: For the Česká spořitelna Group as well, a new logo was designed along the lines of that of Erste Bank and the Austrian savings banks. After Česká spořitelna's restructuring, its new logo symbolises to customers and business partners the bank's identity as a member of the Erste Bank Group and proclaims the associated level of service quality.

Organisation and IT

The Organisation and IT service unit ensures the efficient and smooth functioning of the internal business processes. It also continually refines the organisational and technological infrastructure for providing customers with up-to-date financial services of the highest standards. Ideally, customers can only infer the service unit's existence from the efficiency with which they are served.

Nine million accounts were smoothly switched to euro at the turn of the year

The challenge in 2001 most visible to the public was to prepare for and carry out the introduction of euro notes and coins throughout the Group. Thus, in the second half of the year all automated tellers and coin counting machines were retrofitted. Large volumes of schillings were exchanged for euros as early as October and the process was largely complete in January 2002. The software for the conversion to the euro era was tested many times. On the euro conversion weekend from 28 December 2001 to 1 January 2002, a service unit and SPARDAT Sparkassen-Datendienst Ges.m.b.H. (the software company of Erste Bank and the savings banks) then produced the normal year-end report and in addition converted more than 9 million accounts at Erste Bank and the savings banks to the new currency without a hitch.

Free choice for customers through multichannel management

The concrete execution of the fourth core strategy of Erste Bank – the development of e-business – requires a multitude of achievements in the areas of technology, organisation and infrastructure. A prominent example is the multichannel management project for the retail business. In addition to a number of functional and content improvements to the netbanking, nettrading and mobilebanking packages, customers were also offered new services in the form of phone banking, online payment at Internet shops as well as specialised Internet sites (such as a portal for physicians).

More than 200,000 calls taken by new customer service centre

The "s ServiceCenter", a customer sales and service centre newly established in May 2001, gives customers of Erste Bank and the savings banks access to financial services around the clock, 365 days a year. Since its launch, s ServiceCenter has already taken more than 200,000 calls from customers using the new service. The s ServiceCenter also plays an important role by actively supporting account managers, for instance by selectively arranging meetings with customers. In 2001 the s ServiceCenter directly contacted about 6,000 customers.

In conjunction with creating the s ServiceCenter, a single local-rate telephone number was set up for the savings bank sector for all of Austria in a project known as ScALL. This makes the institutions easier to reach for customers and encourages users to experience the service quality first-hand. Finally, the new s-Infonet facilitates internal communication between staff members throughout Erste Bank and the savings banks. This makes it easier to exchange information sector-wide and introduce new products more rapidly and conveniently.

The concept of self-service too is being improved upon. Since 2000, all customers of Erste Bank and the savings banks already had access to their accounts from any self-service equipment installed in the sector. For example, customers were already able to print account statements at any savings bank branch. Now, since 2001, the new "online to issuer" system of account data transfer allows the savings bank sector's customers to withdraw even large amounts at machines, while preventing unauthorised overdrafts.

Extraordinary progress was made with easd+, the project of standardising the two existing IT systems of Erste Bank and the savings banks. Major interim objectives of the project plan have already been attained: The new uniform sector-wide CS 2000 workstation system was implemented at Erste Bank and its introduction at the savings banks is under way.

The securities applications in the old Spardat system represented the first key business process to be changed over to the new system. In addition to accomplishing a number of organisational and technical standardisations on an accelerated schedule, preparations went ahead at full speed for the actual system conversion in July 2002. Much like the euro conversion, this required thousands of tests concerning the integrity of processes and their output, as well as preparations for retraining thousands of employees.

A standardised IT system at Erste Bank and the savings banks supports uniform business processes all across the sector

Following the conversion of Erste Bank in the summer of 2002, the new standardised system will be introduced at all savings banks. This will give Erste Bank and all Austrian savings banks uniform processes for advising customers and transacting business, thus allowing the strategic business collaboration to be expanded efficiently in the organisational and technical realm as well.

E-business

In keeping with its fourth core strategy, Erste Bank has undertaken to offer its customers the choice of various traditional and state-of-the-art distribution channels through which to use the Bank's services. This led to the development of the multichannel management already described, which was implemented jointly with the savings banks in Austria and which helped to expand the electronic distribution channels in the savings bank sector rapidly in 2001. These developments will play an important role in Central Europe as well.

Serving retail customers

Electronic distribution throughout Central Europe

Under multichannel management, the number of customers using "netbanking" grew apace. This product lets online customers access all authorised accounts and permits swift transactions independent of branch hours. As of the end of the year, 223,000 customers of Erste Bank and the savings banks were already taking advantage of this product, an increase of 74% on the prior year. This excellent growth is also explained by the steady addition of new conveniences, such as online access to building society accounts, online international payments and constant improvement in user-friendliness. The savings bank sector last year showed stronger growth in Internet banking than did the Austrian market as a whole. Nearly one in four Austrians with an Internet account is a customer of Erste Bank or the savings banks.

The savings bank sector is also in a strong position in telephone banking, with 107,000 users (up 62% in 2001). Likewise, "mobilebanking", introduced in February 2001, attracted 11,000 customers by year end.

For customers interested in equities, Erste Bank and the savings banks offer comprehensive financial information via "ecetra", the Internet portal. This service has met with broad-based demand and by the end of 2001 counted 19,000 members. Linked to ecetra are "nettrading" – a securities trading platform for retail users with a longer-term investment horizon – and "brokerjet", the e-broker for active day traders. Collectively, the two products were already being used by 8,000 customers at the end of 2001.

Payments via the Internet

In "netpay", a new payments system was developed that affords customers a maximum of security and convenience when shopping by Internet. netpay is an add-on application to the well-entrenched netbanking package and is automatically available to all netbanking customers. Since netpay's introduction in the autumn of 2001 it has been continually linking to more Web-based retailers.

For the young generation the Internet community SPARK7.COM has provided a gathering place since April 2001. This unique hub for information and experiences has swiftly become one of the most visited Internet communities in Austria. After ten months in operation, the service boasts 48,000 users and logs some 1 million page impressions per month. SPARK7.COM represents an utterly new concept in the dialogue between customer and bank, allowing young users to communicate through communities while also permitting their personal advisor to serve them directly.

Serving professionals

As the first banking group in Austria to do so, Erste Bank and the savings banks created a dedicated Internet portal for physicians, www.dame.at, which provides financial information and supports the exchange of data specific to the profession. With this product Erste Bank and the savings banks are building a base in an important target group of the savings bank sector.

Serving small and medium-sized corporate customers

For SME customers, Erste Bank and the savings banks offer especially telebanking, which experienced a powerful increase of 19% in customers last year, to a new total of more than 5,300. The entire savings bank sector served 42,000 users of telebanking that transferred EUR 48 billion of funds electronically in 20 million transactions.

Service was improved substantially by electronic transmission of account statements containing all account details. This puts complete financial information at the fingertips of corporate decision makers even more quickly.

Number of netbanking customers in the savings banks sector


223,000
157,000
128,133
87,260
59,582
36,630
40,873
66,000
22,952
12/1999
12/2000
12/2001
netbanking customers savings banks
netbanking customers Erste Bank

2001



Consolidated Financial Statements according to IAS

I. Group Balance Sheet of Erste Bank as of 31 December 2001

in EUR thousand	Notes	As of 31 Dec 2001	As of 31 Dec 2000
ASSETS			
1. Cash and balances with central banks	12	2,572,909	1,146,250
2. Loans and advances to credit institutions	1, 13	18,912,535	19,472,286
3. Loans and advances to customers	1, 14	39,210,012	31,238,157
4. Risk provisions for loans and advances	2, 15	(1,875,051)	(1,544,203)
5. Trading assets	3, 16	3,450,982	3,209,882
6. Investments available for sale	4, 17	2,912,071	3,931,999
7. Financial investments	5, 18, 19, 48	14,730,222	9,541,506
8. Intangible fixed assets	6, 19	932,145	604,895
9. Tangible fixed assets	7, 19	1,317,633	1,031,843
10. Other assets	11, 20, 21	3,869,922	2,562,918
Total assets		**86,033,380**	**71,195,533**
LIABILITIES AND EQUITY			
1. Amounts owed to credit institutions	22	28,642,181	25,638,462
2. Amounts owed to customers	23	37,175,097	28,841,276
3. Debts evidenced by certificates	9, 24	9,751,047	8,305,570
4. Provisions	10, 11, 25	953,383	763,775
5. Other liabilities	26	3,392,692	2,526,811
6. Subordinated capital	27	2,955,683	2,429,952
7. Minority interests		1,259,438	833,314
8. Equity	28	1,903,859	1,856,373
Total liabilities and equity		**86,033,380**	**71,195,533**

The accompanying notes form an integral part of the financial statements.

II. Group Income Statement of Erste Bank for the year ended 31 December 2001

in EUR thousand	Notes	2001	2000
1. Interest and similar income		4,283,600	3,420,770
2. Interest and similar expenses		(2,844,710)	(2,496,808)
I. Net interest income	29	**1,438,890**	**923,962**
3. Risk provisions for loans and advances	30	(203,603)	(161,883)
4. Fee and commission income		729,043	626,498
5. Fee and commission expenses		(154,437)	(203,126)
Net commission income Net of 4 and 5	31	*574,606*	*423,372*
6. Net trading result	32	152,585	127,390
7. General administrative expenses	33	(1,454,341)	(1,001,012)
8. Other operating results	34	(102,485)	(35,091)
9. Extraordinary result		–	–
II. Pre-tax profit for the year		**405,652**	**276,738**
10. Taxes on income	35	(81,299)	(49,697)
III. Profit for the year		**324,353**	**227,041**
11. Minority interests		(101,060)	(35,269)
IV. Net profit after minority interests	36	**223,293**	**191,772**

The accompanying notes form an integral part of the financial statements.

III. Statement of Changes in Equity

in EUR million	Subscribed capital	Add. paid in capital	Retained earnings	Distributable profit	Total 2001	Total 2000
Equity as of 31 December 2000	**367**	**867**	**558**	**64**	**1,856**	**–**
Initial application of IAS 39	0	0	(127)	0	(127)	–
Equity as of 1 January	**367**	**867**	**431**	**64**	**1,729**	**1,436**
Translation differences	0	0	41	0	41	3
Dividends	0	0	0	(62)	(62)	(54)
Capital increase	0	0	0	0	0	275
Net profit after minority interests	0	0	162	61	223	192
Other changes	(1)	1	(27)*	0	(27)	4
Equity as of 31 December	**366**	**868**	**607**	**63**	**1,904**	**1,856**

* Thereof change caused by the cash flow hedges (EUR 19 million) plus the effect of calling in the participation capital still outstanding EUR 2 million (Note 28).

The accompanying notes form an integral part of the financial statements.

Changes in number of shares and participation certificates (PCs)

in units	31 Dec 2001 Shares	31 Dec 2001 PCs	31 Dec 2000 Shares	31 Dec 2000 PCs
Issued shares and participation certificates (PCs)	50,362,955	0	50,360,799	5,000
less own shares and PCs in bank's portfolio	(13,340)	0	(20,015)	(1,202)
Shares and PCs outstanding	**50,349,615**	**0**	**50,340,784**	**3,798**
Shares and PCs outstanding as of 1 January	50,340,784	3,798	44,337,629	3,983
Additions to own shares and PCs	(4,157,459)	(3,798)	(12,911,552)	(185)
Disposal of own shares and PCs	4,164,134	0	12,914,707	0
Capital increase	0	0	6,000,000	0
Effect of converting in PCs	2,156	0	0	0
Shares and PCs outstanding as of 31 December	50,349,615	0	50,340,784	3,798
Own shares and PCs	13,340	0	20,015	1,202
Number of shares and PCs as of 31 December	**50,362,955**	**0**	**50,360,799**	**5,000**

Pursuant to a resolution passed at the General Meeting held 8 May 2001, in the course of financial 2001 all of the outstanding participation capital was called in. The above table also reflects the impact of converting PCs into ordinary shares. Further information is provided in Note 28.

IV. Cash Flow Statement

in EUR million	As of 2001	As of 2000
Profit for the year	**324**	**227**
Non-cash items in net profit		
Depreciation, amortisation and gains on fixed assets and financial investments as well as investments available for sale	271	187
Allocation/release of provisions (including risk provisions)	203	237
Profits from the sale of financial investments and fixed assets	(20)	(127)
Other adjustments	(1,868)	(785)
Cash items in net profit		
Changes in assets and liabilities from operating activities after adjustments for non-cash components		
– Loans and advances to credit institutions	2,851	(4,874)
– Loans and advances to customers	(2,875)	(2,134)
– Trading portfolio	(820)	271
– Investments available for sale	(529)	638
– Other assets from operating activities	(977)	(612)
– Amounts owed to credit institutions	1,716	4,954
– Amounts owed to customers	2,991	209
– Debts evidenced by certificates	1,173	1,826
– Other liabilities from operating activities	702	587
Interest and dividends received	4,284	3,421
Interest paid	(2,845)	(2,497)
Cash flow from operating activities	**4,581**	**1,528**

in EUR million	As of 2001	As of 2000
Proceeds from the sale of		
– Financial investments	1,425	1,091
– ixed assets	(279)	99
Payments for the acquisition of		
– Financial investments	(4,163)	(1,980)
– Fixed assets	(341)	(479)
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	(68)	(332)
Other	(19)	(223)
Cash flow from investing activities	**(3,445)**	**(1,824)**
Capital increase	–	275
Dividends paid	(62)	(54)
Other financing activities	351	280
Cash flow from financing activities	**289**	**501**
Cash and cash equivalents at beginning of period	**1,146**	**940**
Cash flow from operating activities	4,581	1,528
Cash flow from investing activities	(3,445)	(1,824)
Cash flow from financing activities	289	501
Effect of changes in exchange rates	2	1
Cash and cash equivalents at end of period	**2,573**	**1,146**

During the reporting period Erste Bank acquired 67.19% of Slovenská sporiteľňa, a.s. (SLSP) and 50.49% of Tiroler Sparkasse Bankaktiengesellschaft Innsbruck (TISPA). The fair value of the acquired assets and assumed debts was:

in EUR million	Slovenská sporiteľňa	TISPA
Cash and cash equivalents	318	39
Loans and advances to credit institutions and customers	2,420	2,559
Risk provisions	(199)	(164)
Trading assets	90	–
Investments available for sale	811	228
Financial investments	402	631
Sundry assets	362	201
Amounts owed to credit institutions and customers	(3,742)	(2,886)
Debts evidenced by certificates and subordinated liabilities	(84)	(363)
Sundry liabilities	(174)	(177)
Minority interests	0	(1)
	204	67
Thereof Erste Bank shares of 67.19% (SLSP) and 50.49% (TISPA)	137	33
Goodwill	180	75
Purchase price	317	108
Cash and cash equivalents	(318)	(39)
Cash flow for acquiring the company less acquired cash and cash equivalents	**(1)**	**69**

The accompanying notes form an integral part of the financial statements.

The Cash Flow Statement provides information about the ability to generate and the needs to utilise cash and cash equivalents. It shows the inflow and outflow of funds broken down into operating activities, investing activities and financing activities. Cash and cash equivalents are comprised of cash in hand, balances with central banks and those bills of exchange eligible for refinancing with central banks (see Note 12).

V. Notes to the Consolidated Financial Statements of the Erste Bank Group

General information

Erste Bank der oesterreichischen Sparkassen AG is Austria's oldest savings bank and the largest privately owned credit institution listed on the Vienna Stock Exchange. Its registered offices are located at Graben 21, 1010 Vienna, Austria.

Erste Bank Group offers a complete array of banking and financing services such as saving, asset management (e.g. investment fund business), lending, mortgage loans, investment banking, securities and derivatives trading, portfolio management, project financing, foreign trade financing, corporate finance, capital market and money market services, foreign exchange trading, leasing, factoring and insurance business.

The Consolidated Financial Statements of Erste Bank for the 2001 financial year and the comparative figures for 2000 were prepared in compliance with the International Accounting Standards (IAS) approved and issued by the International Accounting Standards Board (IASB) and their interpretations issued by the Standing Interpretations Committee (SIC), thus satisfying the prerequisites set forth in Section 245a Austrian Commercial Code and Section 59a Austrian Banking Act on exemptions from consolidated financial statements prepared according to Austrian accounting principles. Furthermore, the disclosure requirements of the European Union were met.

Erste Bank is a member of the savings bank sector's cross-guarantee system, which was founded in 2001 and became operative on 1 January 2002. As of 1 January 2002 almost all of Austria's savings banks belonged to this association.

According to the provisions of the agreement between Erste Bank and the other participating savings banks, this system guarantees by virtue of joint and several liability that the payment of all amounts owed to customers (all deposits according to Section 1 (1.1) Austrian Banking Act, all monetary claims arising from credit balances from banking transactions, all monetary claims resulting from issuing securities (with the exception of qualifying capital pursuant to Section 23 Austrian Banking Act and claims relating to criminal transactions) shall be honoured by its members.

To meet the requirements set forth in the Austrian Banking Act the members of the liability association must provide support for fellow members (e.g. provide liquidity, grant loans, assume guarantees, furnish equity financing) and honour hedged loans and advances to customers in the event of Section 93 (3.1) Austrian Banking Act. Consequently, the exact amount that the individual members have to pay in such cases can not be determined, although those amounts furnished by members of the liability association as part of their statutory deposit insurance contributions in accordance with Sections 93 ff. Austrian Banking Act are credited.

All IAS that are relevant for the banking group and already operative were observed.

IAS 39 "Financial Instruments: Recognition and Measurement":
The new IAS 39 became operative 1 January 2001. As a consequence, all financial assets and liabilities that are not held to maturity or loans originated by the group have since been stated at fair value. In this context, held to maturity (HTM) pertain particularly to those financial investments that are generally held in the portfolio until maturity. Other financial investments not classified as held to maturity (with no determined maturity) are stated at fair value.

In the Erste Bank Group unrealised gains and losses from the valuation of financial assets held as investments available for sale (stated at fair value) are accounted for in the result of the accounting period in which they arose.

Derivative financial instruments are held primarily for trading purposes, but are also used in the Group's asset and liability management. These transactions are undertaken to hedge changes in fair value that can result, for example, from changes in market interest rates. In this case, the hedging instrument used is interest rate futures, mainly interest rate swaps. Currency fluctuations caused by changes in exchange rates are hedged with currency swaps and forward exchange contracts.

At Erste Bank hedge accounting is done in accordance with the provisions set forth in IAS 39.

In accordance with the relevant provisions, the necessary adjustments made as part of initial application of IAS 39 on 1 January 2001 were set off against equity as follows.

in EUR million	
Derivative positions (Interest rate swaps)	(170)
Securities valuation	(22)
Deferred tax assets	65
Total	**(127)**

IAS 40 "Investment Properties" was applied (mandatory as of 1 January 2001), but the impact was immaterial.

Points where the Consolidated Financial Statements according to IAS differ from Austrian reporting methods are outlined in VI.

Unless otherwise indicated, all amounts are stated in EUR million. Rounding differences may occur in the accompanying tables.

Assets and liabilities stated in foreign currencies and pending foreign currency spot transactions are converted at the mean rate of exchange and forward exchange contracts at the forward rate at the balance sheet date.

In translating the financial statements of subsidiaries expressed in foreign currencies, the mean rate of exchange at the balance sheet date was applied in the case of the Balance Sheet and the annual average rate was used for the Income Statement. Translation gains and losses resulting from the inclusion of foreign subsidiaries in the Consolidated Financial Statements are set off against retained earnings.

The accounting policies applied uniformly throughout the Group observe the going concern principle.

Revenue and expenses are recognised and reported in the period in which they are earned and incurred, respectively.

Acquisitions and disposals of subsidiaries and branches

In 2001 the scope of consolidation encompassed 281 domestic and foreign subsidiaries in addition to Erste Bank AG. In the reporting period 20 subsidiaries were included in the Consolidated Financial Statements for the first time and 2 companies were eliminated from consolidation.

On 11 January 2001 the papers were signed for acquisition of 87.18% of Slovenská sporiteľňa, a.s. (SLSP), the largest financial institution in the Slovak Republic. Due to contractual agreements and in observation of the applicable IAS rules, Slovenská sporiteľňa, a.s. was included in Erste Bank's Consolidated Financial Statements as of this date. The final purchase price for this block of shares, based on the audited 2000 financial statements prepared in accordance with IAS, was EUR 411.3 million. In addition, the seller (the Slovak National Property Fund, NPF) has the right upon fulfilling certain prerequisites to tender the remaining shares in Slovenská sporiteľňa, a.s.

to Erste Bank between 1 January 2003 and the sixth anniversary of the closing (5 April 2007) (put option). At the same time, Erste Bank was granted the right to transfer to the state-owned consolidation agency certain loans totalling no more than SKK 1.7 billion for up to six months after establishing the final purchase price, i. e. up until 20 June 2002. Furthermore, the seller gave Erste Bank a guarantee that the latter will be held harmless in any litigation in which the Slovenská sporiteľňa, a.s. is involved and whose legal outcome is uncertain at present. In addition to paying the agreed purchase price, Erste Bank has expressed its willingness to provide stimulus for the Slovak economy in the areas of housing construction and the promotion of small and medium-sized businesses. The aid package consists of SKK 10 billion in low-interest financing.

Furthermore, a sponsoring programme will be set up for education, culture and welfare, providing SKK 500 million in funds over the next five years.

On 18 June 2001 a 19.99% stake in Slovenská sporiteľňa, a.s. was sold to the European Bank for Reconstruction and Development (EBRD) under the same terms and conditions as those agreed between the Slovak National Property Fund and Erste Bank. Along with the sales agreement, an option agreement was concluded giving Erste Bank the right to buy back the stake from the EBRD as of 1 January 2005 upon fulfilling certain prerequisites (call option). Under the terms of the agreement, the EBRD is also entitled to tender the shares to Erste Bank under specific conditions differing from those laid down for the call option. This option expires in seven years.

For the purpose of consolidation of Slovenská sporiteľňa, a.s. in January 2001 preliminary provisions totalling SKK 2.55 billion (EUR 59 million) were made for fair value adjustments, not yet reasonably foreseeable risks and future restructuring costs. After getting the transformation process established at Slovenská sporiteľňa, a.s. and conducting further portfolio analysis in lending and securities business, when the financial statements were actually prepared the final provisions for fair value adjustments, not yet reasonably foreseeable risks and future restructuring costs were set at SKK 2.62 billion (EUR 60 million). The resulting goodwill, taking into account the 67.19% stake in Slovenská sporiteľňa, a.s. (after selling 19.99% to the EBRD) comes to EUR 180.4 million and will be amortised on a straight line basis over 15 years, which constitutes an annual expenditure of approximately EUR 12 million.

Effective 28 December 2001 Erste Bank acquired a 50.49% stake in Tiroler Sparkasse Bankaktiengesellschaft Innsbruck. 42.4% of this was taken over from Bayerische Landesbank Girozentrale (BLB) and the remainder from Anteilsverwaltungssparkasse der Tiroler Sparkasse Innsbruck.

In addition, it was agreed that Erste Bank would take over BLB's 39.5% stake in the Czech building society Stavební spořitelna České spořitelny, a.s. As the general legal provisions and contracts had not yet been closed for this portion of the transaction at the balance sheet date, Erste Bank's Consolidated Financial Statements do not reflect the takeover of the block of shares in Stavební spořitelna.

The total purchase price agreed on for this block of shares was EUR 138 million (thereof EUR 108 million for Tiroler Sparkasse). For the purpose of consolidation of Tiroler Sparkasse Bankaktiengesellschaft Innsbruck as of 28 December 2001, provisions were made at the Group level for fair value adjustments and not yet reasonably foreseeable risks in the amount of EUR 40 million. This brings goodwill to a total of EUR 75.5 million, which will be written off on a straight line basis over a period of 20 years, thereby reducing the result by EUR 3.8 million each year beginning in 2002.

The acquisition of Tiroler Sparkasse has a corresponding impact on the Balance Sheet. But as the acquisition is consolidated as of 28 December 2001 there is no impact on the Income Statement for the year under review.

Erste Finance Ltd (Jersey) III, Jersey, was founded in the third quarter of 2001 and floated sub-Tier 1 issues totalling EUR 230 million, which served to reinforce core capital (Tier 1) in the Erste Bank Group.

In 2001 Erste Bank made an offer to the Czech communities holding shares in Česká spořitelna, a.s. (ČS) to acquire their stock. Most of the communities involved accepted the offer to sell a total of 7,900,272 preference shares in Česká spořitelna, a.s. to Erste Bank at the price of CZK 130.00 per share.

Česká spořitelna's by-laws have to be amended in order to transfer the shares. A resolution to make this change was passed at the Extraordinary General Meeting held on 22 October 2001 and filed for entry in the commercial register. In the midst of this registration process it turned out that a shareholder had registered an objection with the court to the resolutions taken at the General Meeting, as a result of which the entry could not be made by the balance sheet date.

Even though our legal counsel believes that the grounds for objection filed are not relevant, due to the prevailing legal situation Erste Bank was neither the legal nor the beneficial owner of these shares as of the balance sheet date.

Consequently, the EUR 32 million that Erste Bank has paid to the communities thus far were reported in the Financial Statements as of 31 December 2001 under the item other assets.

In the 2001 Consolidated Financial Statements, investments in 202 associates are included, of which 122 were accounted for using the equity method. The remaining associates were reported under financial investments at the lower of cost or fair value, because they are of minor significance in presenting a true and fair view of the Group's assets, earnings and financial position.

Proportionate consolidation is not applied in the Consolidated Financial Statements (IAS 31.28). Companies with a capital share of between 20% and 50% that are not fully consolidated and joint ventures are reported in the Consolidated Financial Statements at equity, as joint ventures are of minor significance in the shareholdings portfolio of the Erste Bank Group.

128 subsidiaries whose impact on the Group's assets, earnings and financial position is of minor significance and two undertakings whose assets are subject to restrictions due to provisions of the Non-Profit Housing Act were not consolidated.

In 2000 Erste Bank's New York branch concluded an investment consulting contract with High Peak Funding LLC, which has its head office in New York. This is a company with a special legal construction that is owned by Global Securitization Services LLC (registered offices: New York), which does not belong to the Erste Bank Group. Global Securitization Services LLC specialises in the management and administration of such companies whose business object is structured financing. High Peak Funding provides an opportunity to issue asset-backed commercial paper for international investors and invest these funds in internationally rated American asset-backed securities. This company's investment policy is subject to mutually agreed stringent regulations which also define and continually monitor the risk diversification (spreading the risk in accordance with the international ratings of the individual investments). Based on the ratings assigned by Moody's and Fitch Ibca, at least 80% of the overall portfolio must have a rating of between A1/A+ and Aaa/AAA and at least 60% of the securities portfolio must have a rating of Aa2/AA or better, so this portfolio has a low risk content. No investments may be made with a rating below Baa3/ BBB. Furthermore, Erste Bank's New York branch extends this company short-term refinancing lines in case the investments can not be completely refinanced with the issues made by High Peak Funding. Erste Bank's New York branch also has a financing obligation in the event that a security is assigned a credit rating below Aa3/AA and there are more than ten securities in High Peak

Funding's portfolio with this rating. Erste Bank's New York branch has no guarantee or financing obligation in the event that a securities issuer does not meet its payment obligations nor is it liable if High Peak Funding itself claims insolvency. Erste Bank's New York branch receives commissions for the activities described here. As of 31 December 2001 High Peak Funding had a business volume of about USD 2.4 billion. Given the company's particular situation in terms of company law and form of business management and in observation of the relevant IAS rules, it was not consolidated in the Erste Bank Group's Financial Statements.

Shareholdings in significant companies and their reporting in the Consolidated Financial Statements are presented in Note 48.

Accounting Policies – Principles of Consolidation

All significant subsidiaries which are controlled by Erste Bank AG are included in the Consolidated Financial Statements. Significant investments of between 20% and 50% (associates) are stated at equity. As for investments in the insurance sector, owing to the special national legal requirements and the fact that insurance companies in Austria are not yet reporting according to IAS these are stated at equity based on financial statements prepared according to local accounting standards.

The other investments are reported at cost and in the case of permanent impairment of value the asset is written off accordingly.

Business combinations are accounted for using the purchase method by setting off fair value against the parent company's share in identifiable assets and liabilities. Goodwill arising on acquisitions after 1 January 1995 is recognised as an asset and amortised over its estimated useful life. This is generally set at 20 years for domestic banks and financial service providers, 15 years for foreign banks and financial service providers and between 5 and 15 years for all other companies (see Note 6 Intangible fixed assets).

Minority interests in acquired identifiable assets and liabilities were stated at their original carrying amounts according to IAS.

Intercompany balances, income and expenses as well as intercompany profits and losses are eliminated provided they are not of minor significance.

1) Loans and advances

Loans and advances to credit institutions and customers are reported at the lower of cost or nominal amount. Credit losses which are not provided for are directly written off in this item.

Provisions for specific and country risks are not set off against the corresponding loans and advances, but rather reported as a separate line item in the Balance Sheet.

Premiums and discounts – the differences between amounts paid out and nominal amounts – are reported as interest income or interest expense under other assets or other liabilities, and attributed to the accounting period in which they are earned or incurred, respectively.

Interest receivable is not recognised as revenue in the Income Statement if – regardless of the legal right to do so – it is highly improbable that future economic benefits will flow to the company.

Securities not listed on the stock exchange are reported under the appropriate securities portfolio item (trading portfolio, investments available for sale or held to maturity). As of 1 January 2001 (first-time application of IAS 39) an exception has been made for asset swaps, which are now reported in the items loans and advances to credit institutions and loans and advances to customers.

2) Risk provisions for loans and advances

The special risks inherent to the banking business are taken into account by making adequate specific and general provisions. Provisions are made for specific risks using the same measurement methods throughout the Group and account for any eventual collateralisation. The transfer risk inherent in loans to borrowers in foreign countries (country risk) is accounted for using an internal rating system which takes into consideration the respective economic, political and regional situation.

Project financing in the tourism sector (especially hotels and cable car rail systems), commercial project financing and properties up for sale that are not used for banking operations are assessed whether there is any indication that an asset may be impaired. Project financing comprises building leases to third-parties and use of buildings by third parties, the financing of which is serviced exclusively or primarily from the cash flow of the investment project over a long period of time and for which the collateral is predominately the investment project's assets.

To this end, the recoverable amount is determined to be the maximum of the net selling price or value in use, whereby the value in use is determined based on the present value method of calculating the estimated future cash flows (discounted cash flow method) taking into account the customary financing ratio of equity to debt capital. If the carrying amount is higher than the determined recoverable amount, the impairment in value is reflected in an extraordinary write-off.

The total amount of risk provisions for loans and advances appearing in the Balance Sheet is reported under assets as a separate item and presented as a line item deduction after loans and advances to credit institutions and loans and advances to customers. The risk provision for off-balance-sheet transactions (particularly warranties and guarantees as well as other lending commitments) is included under provisions.

On the other hand risk provisions for securities and investments are made through direct reduction of the carrying amount (assets are written down or written back up to their carrying amounts).

3) Trading assets

Securities, derivatives and other financial instruments held for trading purposes are reported in the Balance Sheet at their fair values at the balance sheet date. Negative fair values are reported in the balance sheet item other liabilities. The prices quoted on the stock exchange are used to measure listed products. For non-listed products the fair values are determined according to the present value method or using suitable options pricing models.

All realised and unrealised gains from trading assets are shown in the Income Statement under the net trading result. Also included in this item are interest and dividend income earned on the trading portfolio and the incurred funding costs.

4) Investments available for sale

Securities which, according to the Group's internal guidelines and in compliance with IAS 39, are assigned neither to the trading portfolio nor to financial investments are reported at fair value under this item.

The gains and losses of this portfolio – realised or unrealised – are included under other operating results.

5) Financial investments

This balance sheet item contains bonds being held to maturity and other fixed-income and variable-yield securities, provided they have a fixed maturity. In compliance with IAS 39, these assets are assigned to the Held to Maturity portfolio (HTM). Also reported in this item are investments in associates, ownership rights in non-consolidated companies and property intended primarily for leasing to outside parties. In compliance with IAS 39, shares and other financial instruments with no fixed maturity do not qualify as held to maturity. Consequently, effective 1 January 2001 the corresponding reclassifications were made, assigning assets to the trading portfolio or to investments available for sale, and investments not included in the Consolidated Financial Statements were stated at fair value.

Investments in associates are accounted for using the equity method. Equity holdings that are intended for sale in the short to medium term are stated at fair value (for listed investments at the quoted price) at the balance sheet date.

Financial investments intended for leasing to outside parties are reported at cost (for leased property less normal periodic depreciation) using the cost method permitted by IAS 40. If there is permanent impairment in value the asset is written down accordingly and if the reasons which led to the write-off cease to apply, it is written back up to no more than the original cost.

6) Intangible fixed assets

This item is mainly comprised of goodwill arising on acquisition and software, which are reported at cost less amortisation and impairment.

Goodwill arising on acquisitions after 1 January 1995 is amortised on a straight-line basis (for domestic financial service providers over 20 years, for foreign financial service providers over 15 years, for all other companies between 5 and 15 years) and recognised in the Income Statement. Goodwill arising on acquisition before 1 January 1995 is netted with equity.

Software generated internally is recognised as an asset if it is probable that future economic benefits associated with that item will flow to the Group and the method of determining cost is reliable. Such software is amortised over the estimated useful life, which is generally set at four to six years as is the case for acquired software.

Extraordinary write-offs are recognised for impairments in value that are deemed permanent.

7) Tangible fixed assets

Tangible fixed assets – land and buildings, office furniture and equipment – are stated at cost less the depreciation corresponding to their estimated useful life or impairment.

The useful life of tangible fixed assets is presented in the following table:

	Useful life in years
Buildings	25 – 50
Office furniture and equipment	5 – 20
Computer hardware	4 – 5

8) Leasing

The leasing agreements in force in the Erste Bank Group are almost exclusively finance leases, which means that all of the risks and rewards associated with the leased assets are transferred to the lessee. Pursuant to IAS 17, the lessor reports a claim against the lessee amounting to the present value of the contractually agreed payments and taking into account any residual amounts.

In the case of operating leases (in this type of lease the risks and rewards associated with the property remain with the lessor), the leased property is reported by the lessor under financial investments and depreciated in accordance with the principles applicable to the fixed assets involved. Leasing payments are recognised as revenue in the Income Statement in accordance with the period of use.

9) Debts evidenced by certificates

Debts evidenced by certificates are stated at their repayment amount. Bonds issued at a discount with long terms (e.g. zero coupon bonds) and similar debts evidenced by certificates are reported at their present value.

10) Provisions

In compliance with IAS 19 (Employee Benefits), long-term employee provisions (obligations pertaining to pensions as well as to termination and jubilee benefits) are determined using the projected unit credit method. Pension provisions are now made only for pension obligations for employees who retired before 31 December 2000, whereas the pension obligations for active employees were transferred to retirement funds in the preceding years.

Obligations are determined by use of the projected unit credit method as computed in actuarial expert opinions. This calculation takes into account not only those pensions and vested rights to future pension payments known at the balance sheet date but also anticipated future rates of increase in salaries and pensions.

The most important assumptions used for actuarial computations of pension obligations are an annual discount rate (long-term capital market interest rate) of 5.5% and an annual raise in salaries of 3.5% for active employees. The parameters for pension provisions for retirees (for this portion there was no transfer to a pension fund) are a discount rate of 5.5% and an anticipated pension increase of 1.5% annually. The assumed retirement age is 56.5 for women and 61.5 for men.

Obligations for termination and jubilee benefits are also calculated based on an annual discount of 5.5% and an average annual raise in salary of 3.5%.

Long-term employee provisions (obligations pertaining to pensions as well as to termination and jubilee benefits) were calculated in accordance with the current mortality charts AVÖ 1999 P – Rechnungsgrundlagen für die Pensionsversicherung – Pagler & Pagler, which reflect the increased average life expectancy.

Other provisions are made for contingent liabilities payable to outside parties in the amount of the anticipated utilisation of benefits.

11) Taxes on income – deferred taxes

Taxes on income are recognised in conformity with IAS 12.

Deferred tax assets and liabilities are included in other assets or provisions. Deferred tax assets and liabilities are computed at the tax rates at which it is expected that the taxes will be paid to or credited by the respective tax authorities.

In measuring deferred taxes, the balance sheet liability method based on temporary differences is used, which compares the carrying amounts with the tax base of the respective Group company. Differences between these amounts lead to temporary differences in value, for which deferred tax assets or deferred tax liabilities are to be recognised regardless of when such differences cease to exist. The deferred taxes for the Group companies are measured at the local future tax rates that are expected to be applied. The deferred tax assets and deferred tax liabilities of any one company are netted only if the taxes on income are levied by the same tax authority.

A deferred tax asset for unused tax losses is recognised if it is likely that the entity will generate taxable profits in periods for which the unused tax losses can be utilised. Deferred taxes are not discounted.

Information on the Group Balance Sheet

12) Cash and balances with central banks

in EUR million	As of 2001	As of 2000
Cash in hand	885	654
Balances with central banks	1,688	492
Total	**2,573**	**1,146**

13) Loans and advances to credit institutions

in EUR million	As of 2001	As of 2000
Loans and advances to domestic credit institutions	6,940	7,646
Loans and advances to foreign credit institutions	11,973	11,826
Total	**18,913**	**19,472**

14) Loans and advances to customers

in EUR million	As of 2001	As of 2000
Loans and advances to domestic customers		
Public sector	1,814	1,967
Commercial customers	13,457	11,642
Private customers	8,459	7,588
Other	171	176
Loans and advances to foreign customers		
Public sector	3,272	702
Commercial customers	9,806	7,690
Private customers	1,994	1,181
Other	237	292
Total	**39,210**	**31,238**

This item includes receivables from finance leasing agreements totalling EUR 1,987 million. (2000: EUR 1,725 million). The gross investment in the leases is EUR 2,459 million (2000: EUR 1,946 million), and the related unearned finance income totals EUR 537 million (2000: EUR 221 million).

15) Risk provisions for loans and advances

in EUR million	1 Jan 2001	Acquis./disposal of subsidiaries & branches[4]	Translation differences	Allocations[2]	Use	Releases[2]	Reclassi-fication*	31 Dec 2001
Specific risks	1,318	358	53	281	(310)	(123)	19	1,596
Country risks	9	0	1	7	0	(7)	(1)	9
General provisions	85	28	9	44	(5)	(28)	(5)	128
Subtotal	**1,412**	**386**	**63**	**332**	**(315)**	**(158)**	**13**	**1,733**
Suspended interest	132	40	7	36	(46)	(18)	(9)	142
Risk provisions for loans and advances[1]	**1,544**	**426**	**70**	**368**	**(361)**	**(176)**	**4**	**1,875**
Other provisions[3]	37	1	0	1	0	(3)	0	36
Provision for guarantees	24	1	2	11	(1)	(9)	0	28
Total risk provisions	**1,605**	**428**	**72**	**380**	**(362)**	**(188)**	**4**	**1,939**

* in part due to credit restructuring

1 Risk provisions for loans and advances are reported in item 4 of the Asset section of the Balance Sheet.

2 Allocations to and releases of risk provisions pertaining to specific risks, country risks, general provisions and provisions for guarantees are accounted for in the Income Statement under the item risk provisions for loans and advances. Suspended interest is reported under net interest income and other risk provisions are accounted for in other operating results.

3 Includes provisions for legal proceedings, risks associated with investments, realisation losses and liabilities for statements made in offering circulars.

4 This essentially resulted from the acquisition of Slovenská sporiteľňa, a.s. and Tiroler Sparkasse Bank AG.

The non-performing volume in the Erste Bank Group totalled EUR 1,808 million as of 31 December 2001. This includes loans and advances that are interest free or interest suspended amounting to EUR 1,280 million (2000: EUR 1,054 million). The increase in 2001 is due almost exclusively to the first-time consolidation of Slovenská sporiteľňa, a.s. and Tiroler Sparkasse Bank AG.

16) Trading assets

in EUR million	As of 2001	As of 2000
Bonds and other fixed-income securities		
Listed	1,716	2,257
Unlisted	633	220
Shares and other variable-yield securities		
Listed	129	206
Unlisted	314	206
Positive fair value of derivative financial instruments		
Currency transactions	218	123
Interest rate transactions	424	192
Other transactions	17	6
Total	**3,451**	**3,210**

17) Investments available for sale

in EUR million	As of 2001	As of 2000
Bonds and other fixed-income securities		
Listed	1,692	1,487
Unlisted	207	1,809
Shares and other variable-yield securities		
Listed	405	24
Unlisted	608	612
Total	**2,912**	**3,932**

18) Financial investments

in EUR million	As of 2001	As of 2000
Bonds and other fixed-income securities (held to maturity)		
Listed	9,767	5,803
Unlisted	3,000	1,484
Shares and other variable-yield securities		
Listed	29	285
Unlisted	611	845
Investments		
In non-consolidated subsidiaries	49	14
In associates accounted for at equity		
– Credit institutions	170	156
– Non-credit institutions	172	128
In other investments		
– Credit institutions	162	173
– Non-credit institutions	84	88
Other financial investments	686	566
Total	**14,730**	**9,542**

The item other financial investments contains the carrying amounts of assets subject to operating lease agreements amounting to EUR 115 million (31 December 2000: EUR 213 million).

19) Movement of fixed assets and financial investments

in EUR million	At cost 1 Jan 2001	Currency translation (+/–)	Additions (+)	Disposals (–)	Acquisition of subsidiaries[1]
Intangible fixed assets	**900.6**	**69.1**	**150.4**	**(58.8)**	**323.4**
a) Goodwill	557.2	0.6	15.1	(5.1)	243.3
b) Other	343.4	68.5	135.3	(53.7)	80.1
Tangible fixed assets	**1,607.8**	**75.7**	**190.8**	**(210.3)**	**351.0**
a) Land and buildings	1,029.1	78.6	32.3	(22.2)	185.6
b) Office furniture and equipment	578.7	(2.9)	158.5	(188.1)	165.4
Financial investments	**1,350.5**	**(0.3)**	**283.1**	**(191.6)**	**171.8**
a) Non-consolidated subsidiaries	18.4	0.5	32.0	(3.6)	23.1
b) Associates accounted for at equity	292.5	0.7	82.0	(55.4)	37.4
c) Other investments	295.7	(0.4)	58.4	(65.1)	9.7
d) Other financial investments (particularly property used by outside parties)	743.9	(1.1)	110.7	(67.5)	101.6
Total	**3,858.9**	**144.5**	**624.3**	**(460.7)**	**846.2**

in EUR million	At cost amounts 31 Dec 2001	Accumulated depreciation (–)	Currency translation (+/–)	Amortisation and depreciation (–)[2]	Impairment (–)[3]	Carrying amounts 31 Dec 01	Carrying amounts 31 Dec 00
Intangible fixed assets	**1,384.8**	**(452.6)**	**13.7**	**(92.1)**	**(11.2)**	**932.2**	**604.8**
a) Goodwill	811.1	(153.7)	0.1	(45.0)	0.0	657.4	443.4
b) Other	573.7	(298.9)	13.6	(47.1)	(11.2)	274.8	161.4
Tangible fixed assets	**2,015.0**	**(697.4)**	**(15.4)**	**(115.1)**	**(17.6)**	**1,317.6**	**1,031.8**
a) Land and buildings	1,303.4	(315.4)	41.5	(25.9)	(16.0)	988.0	808.4
b) Office furniture and equipment	711.6	(382.0)	(56.9)	(89.2)	(1.6)	329.6	223.4
Financial investments	**1,613.4**	**(289.2)**	**0.2**	**(19.6)**	**(35.5)**	**1,324.2**	**1,124.6**
a) Non-consolidated subsidiaries	70.4	(21.0)	0.1	(1.6)	(16.2)	49.4	14.3
b) Associates accounted for at equity	357.2	(15.3)	0.0	0.0	0.0	341.9	284.0
c) Other investments	298.2	(51.9)	0.1	0.0	(19.3)	246.3	260.7
d) Other financial investments (particularly property used by outside parties)	887.6	(201.0)	0.0	(18.0)	0.0	686.6	565.6
Total	**5,013.2**	**(1,439.2)**	**(1.5)**	**(226.8)**	**(64.3)**	**3,574.0**	**2,761.2**

1 Resulting predominantly from initial consolidation of Slovenská sporiteľňa, a.s. and Tiroler Sparkasse Bank AG.

2 Including depreciation of companies not engaged in the banking business, which is reported under other operating results.

3 Extraordinary write-offs are included in other operating expenses.

20) Other assets

in EUR million	As of 2001	As of 2000
Accrued interest and commission incomes	1,162	1,352
Prepaid expenses	29	26
Deferred taxes	400	315
Sundry assets	2,279	870
Total	**3,870**	**2,563**

Sundry assets pertain to amounts receivable on securities borrowing transactions (mainly in connection with the euro switchover), current balances from securities transactions and other current accounts.

21) Deferred tax assets and liabilities

	Deferred tax assets		Deferred tax liabilities	
in EUR million	2001	2000	2001	2000
Pertaining to temporary differences in the following items:				
Risk provisions	(13)	26	0	0
Financial investments	53	45	0	0
Tangible fixed assets	24	17	0	0
Long-term employee provisions	44	46	0	0
Other provisions	54	10	0	0
Other liabilities	72	2	0	0
Tax loss carry forward	152	163	(10)	0
Other	14	6	(5)	(8)
Total	**400**	**315**	**(15)**	**(8)**

In compliance with IAS 12.39, no deferred taxes were calculated for temporary differences relating to investments in subsidiaries amounting to EUR 190.3 million (2000: EUR 150.1 million).

Deferred tax assets are reported under other assets, deferred tax liabilities under provisions.

22) Amounts owed to credit institutions

in EUR million	As of 2001	As of 2000
Amounts owed to domestic credit institutions	9,459	9,466
Amounts owed to foreign credit institutions	19,183	16,173
Total	**28,642**	**25,639**

23) Amounts owed to customers

	Domestic		Foreign countries		Total	
in EUR million	2001	2000	2001	2000	2001	2000
Savings deposits	12,680	11,672	8,485	5,673	21,165	17,345
Other						
Public sector	230	177	611	341	841	518
Commercial customers	2,934	2,594	3,146	2,451	6,081	5,045
Private customers	2,040	1,580	6,462	3,846	8,502	5,426
Other	241	356	346	151	586	507
Total	**18,125**	**16,379**	**19,050**	**12,462**	**37,175**	**28,841**

24) Debts evidenced by certificates

in EUR million	As of 2001	As of 2000
Mortgage and municipal bonds	926	1,052
Other bonds	7,197	5,499
Certificates of deposit	870	1,322
Profit-sharing rights	85	63
Other	673	370
Total	**9,751**	**8,306**

The size of the Debt-Issuance Programme (DIP) set up in 1998 was increased from EUR 7 billion in 2000 to EUR 10 billion in 2001. The DIP is a programme for issuing debt instruments in any currency, with a wide array of structures and maturities available.

In 2001 45 new issues were floated with a total volume of EUR 2.9 billion, the utilisation rate of the DIP as of 31 December 2001 was about 60%.

In order to further diversify its refinancing structure, in September 2000 Erste Bank set up a Euro Commercial Paper Programme with a size of over EUR 1 billion. In 2001 37 issues were floated under this programme with a total volume of EUR 1.8 billion (the volume of commercial paper issues redeemed was similar).

25) Provisions

in EUR million	As of 2001	As of 2000
a) Long-term employee provisions	601	531
b) Other provisions	352	233
Total	**953**	**764**

a) Long-term employee provisions

in EUR million	Pensions	Termination	Jubilee	Total
Net present value as of 31 Dec 1999	**498**	**120**	**20**	**638**
Unrecognised actuarial gains/losses	(26)	–	–	(26)
Long-term employee provisions as of 31 Dec 1999	**472**	**120**	**20**	**612**
Settlements	(61)	(2)	(1)	(64)
Service cost	–	7	2	9
Interest cost	26	6	1	33
Payments	(44)	(11)	(1)	(56)
Actuarial gains/losses	32	(4)	1	29
Net present value as of 31 Dec 2000	**425**	**116**	**22**	**563**
Unrecognised actuarial gains/losses	(32)	–	–	(32)
Long-term employee provisions as of 31 Dec 2000	**393**	**116**	**22**	**531**
Settlements	(10)	–	–	(10)
Service cost	–	7	1	8
Interest cost	22	6	1	29
Service cost for acquired companies	63	10	2	75
Payments	(32)	(8)	2	(38)
Actuarial gains/losses	46	4	2	52
Net present value as of 31 Dec 2001	**482**	**135**	**30**	**647**
Unrecognised actuarial gains/losses	(46)	–	–	(46)
Long-term employee provisions as of 31 Dec 2001	**436**	**135**	**30**	**601**

Long-term employee provisions

Applying the current mortality charts AVÖ 1999 P – Rechnungsgrundlagen für die Pensionsversicherung – Pagler & Pagler, which assume a higher life expectancy than in past periods, the present value for future benefits for pension obligations as of 31 December 2001 is EUR 482 million. The difference of EUR 46 million between this amount and the pension provisions reported in the Balance Sheet essentially results from applying the current mortality charts and remains within the limits defined in IAS 19.92.

These new mortality charts mentioned above are also used to calculate the provisions for termination and jubilee benefits.

b) Other provisions

in EUR million	1 Jan 2001	Acquis./disposal of subsidiaries & branches[2]	Allocations	Use	Releases	Reclassifications	Currency translation	31 Dec 2001
Provision for taxes[1]	28	0	17	(8)	(2)	(1)	1	35
Provision for off-balance-sheet and other risks	61	2	12	(1)	(12)	0	2	64
Various other provisions[3]	144	78	123	(92)	(24)	6	18	253
Total other provisions	**233**	**80**	**152**	**(101)**	**(38)**	**5**	**21**	**352**

1 Regarding deferred tax liabilities, we refer to Note 21.

2 Resulting mainly from acquisition of Slovenská sporiteľňa, a.s. and Tiroler Sparkasse Bank AG.

3 This item essentially consists of restructuring provisions at Česká spořitelna, a.s. and Slovenská sporiteľňa, a.s., underwriting reserves of the Czech insurance company and provisions for commitments made on acquisition of Česká spořitelna, a.s. and Slovenská sporiteľňa, a.s.

26) Other liabilities

in EUR million	As of 2001	As of 2000
Liabilities related to trading		
Currency transactions	57	50
Interest rate transactions	228	230
Other transactions	0	2
Deferred income	191	167
Accrued interest and commissions	528	547
Sundry liabilities	2,388	1,531
Total	**3,393**	**2,527**

Sundry liabilities pertain in particular to amounts owed on securities borrowing transactions, current balances from securities transactions, derivatives and from ongoing payment transactions as well as other current accounts.

27) Subordinated capital

in EUR million	As of 2001	As of 2000
Subordinated liabilities	1,421	1,355
Supplementary capital	1,535	1,075
Total	**2,956**	**2,430**

28) Equity

Total subscribed capital as of 31 December 2001 amounts to EUR 366,001,867.69 and represents 50,362,955 voting bearer shares with no par value (ordinary shares).

In implementing the resolution passed by the Annual General Meeting convened on 11 May 2000 (Point 4.7 of the Articles of Association then in effect) and exercising the authority vested in it, the Management Board passed a resolution on 19 March 2001 to recommend at the Annual General Meeting held on 8 May 2001 that all outstanding participation capital, representing a total nominal value of EUR 363,364.17, be called in application of Section 102a Austrian Banking Act in conjunction with Section 2 (3) Austrian Reorganisation Act and that participation certificate holders be offered the possibility of converting their certificates before they are called in.

The participation certificates were converted into ordinary shares at a rate of one participation certificate with a nominal value of EUR 72.67 in exchange for six and a half ordinary bearer shares (eligible for dividends as of 1 January 2001). Conversion was made possible in the period from 6 to 20 April 2001.

In accordance with Section 102 Austrian Banking Act, participation capital with a nominal value of EUR 24,127.68 was converted into 2,156 ordinary bearer shares (nominal value: EUR 15,668.26).

At the Annual General Meeting convened on 8 May 2001 a resolution was passed to call in the remaining outstanding participation capital (nominal value: EUR 339,236.79) for cash compensation in application of Section 102a Austrian Banking Act.

The cash compensation was in the form of an appropriate compensation price, which was determined pursuant to Section 102a (4) Austrian Banking Act in conjunction with Section 2 (3) Austrian Reorganisation Act and Section 220b Austrian Corporation Act to be EUR 350.00 per participation certificate. The compensation price consisted of the profit attributed to financial 2000. The dividend of EUR 12.40 per participation certificate paid out separately on 11 May 2001 thus reduced the compensation price to EUR 337.60.

The compensation for the 4,668 participation certificates called in thus came to approximately EUR 1,576,000 and was offset against unrestricted reserves and the nominal capital of approximately EUR 325,000 was transferred to restricted capital reserves.

As of the balance sheet date (31 December 2001) the following authorised and conditional capital was approved:

- EUR 43,603,700.50, pursuant to Article 4.4.1. of the Articles of Association for a period of five years from the date of registration of the amendment of the Company's Articles of Association in the Commercial Register through the issue of 6,000,000 ordinary registered or bearer shares as authorised capital for acquiring other companies or stakes in other companies regardless of their legal structure and for all related transformation measures.
- EUR 21,801,850.25, pursuant to Article 4.4.2. of the Articles of Association for a period of five years from the date of registration of the amendment of the Company's Articles of Association in the Commercial Register through the issue of 3,000,000 bearer shares as authorised capital.
- EUR 43,603,700.50, pursuant to the Extraordinary General Meeting held on 21 August 1997 as a conditional capital increase in the event that convertible bond holders exercise their conversion rights (bearer shares).
- EUR 18,168,208.54, pursuant to Article 4.4.3. of the Articles of Association for a period of five years from the date of registration of the amendment of the Company's Articles of Association in the Commercial Register through the issue of 2,500,000 ordinary registered or bearer shares as authorised capital to be used to grant stock options to employees, management-level staff and members of the Management Board of Erste Bank or one of its subsidiaries.

Within the scope of the IPO in 1997 stock options were issued to management-level staff of the Erste Bank Group. The number of stock options issued as of 1 January 2001, each of which entitles the bearer to one Erste Bank share, came to 806,280; as of 31 December 2001 there were only 726,530 stock options left, because 150 options had lapsed due to employees leaving the company without being entitled to termination benefits and 79,600 options had been exercised. The options are non-negotiable and non-transferable.

The number of stock options that may actually be exercised after the lock-up period depended on the return on equity of the Erste Bank Group in 2000. A return on equity of 10.2% or more meant that all stock options could be exercised, which was actually the case, since the Erste Bank Group's return on equity was 12.3% in 2000.

The exercise price for the individual options is EUR 46.06, while the estimated fair value of the option as of the balance sheet date is EUR 14.53. The timeframe for exercising the options is 30 June 2001 to 30 June 2003, the lock-up period is one year and the financing is furnished by the seller (Erste österreichische Spar-Casse Anteilsverwaltungssparkasse).

	Employees	Management-level staff	Governing bodies*
Number of stock options issued (excluding lapsed options)	438,530	312,600	55,000
Number of options exercised in financial 2001	17,420	26,180	36,000
Spread between exercise and closing price when exercised (in EUR)	3.74 – 13.44	4.54 – 12.94	7.94 – 12.94

* Governing bodies	Options received	Options exercised
Andreas Treichl	20,000	20,000
Elisabeth Bleyleben-Koren	16,000	0
Reinhard Ortner	16,000	16,000
Franz Hochstrasser	3,000	0
Erwin Erasim	0	0

In April 2002 Erste Bank's Management Board intends to introduce an Employee Stock Ownership Programme (ESOP) and a Management Stock Option Plan (MSOP):

In exercising the power granted it by a resolution passed by the General Meeting convened on 8 May 2001 and described in Point 4.4.3. of Erste Bank's Articles of Association ("authorised conditional capital"), stock options are to be granted by conducting a conditional increase of EUR 18,168,208.54 in the share capital by issuing 2,500,000 ordinary bearer shares, but only to the extent to which the granted stock options are exercised.

At its meeting held on 30 January 2002 Erste Bank's Supervisory Board approved the plan described below as well as a conditional capital increase pursuant to Point 4.4.3. of the Articles of Association. The exclusion of stockholders' subscription is justified in line with Section 153 (5) Austrian Stock Corporation Act.

ESOP: In the ESOP a maximum of 1,400,000 ordinary shares in Erste Bank are available for subscription, of which no more than 1,370,000 shares for some 28,000 employees of the Erste Bank Group and 30,000 ordinary shares for some 300 management-level staff.

Conditions: Any person eligible for the plan is entitled to subscribe a maximum of 100 shares. In the event of oversubscription the number of shares issued to each individual is reduced proportionately. The subscription period begins on 8 April 2002 and ends on 19 April 2002, the issue price per share was set at the average quoted price of Erste Bank shares in March 2002 minus 20% rounded down to the half euro. The shares issued must be held until 4 May 2003 (inclusive), otherwise the discount must be paid back.

MSOP: The MSOP consists of 1,100,000 ordinary shares in Erste Bank, of which 60,000 options (12,000 each) are reserved for the five members of Erste Bank's Management Board, 890,000 options for eligible management staff of the Erste Bank Group and 150,000 for the top performers on the payroll.

Conditions: Each of the options granted free of charge entitles the holder to purchase one share; the transfer of options inter vivos is not permitted. Those eligible must place a binding order for the maximum number of shares (100) as part of the ESOP 2002. The options shall be granted in three tranches: The Management Board and other management-level staff on 24 April 2002, 1 April 2003 and 1 April 2004, top-performing employees on 1 June 2002, 1 June 2003 and 1 June 2004. The exercise price for all three tranches was set at the average quoted price of Erste Bank shares in March 2002 rounded down to the half euro. The term of the options begins when they are granted and ends on the value date of the exercise window of the fifth calendar year after the options are granted. Declarations to exercise can be submitted throughout the year beginning on the day after the preliminary Group result for the previous financial year is published but no earlier than 1–30 April of a given year. The lock-up period lasts until 10 May of the year following exercise of the option but the eligible individual may sell a maximum of 15% of the purchased shares before the lock-up period expires.

As all treasury shares held in the Group's portfolio are attributed to the trading portfolio and therefore reported under trading asset, they are not netted with equity.

The composition of the Erste Bank Group's qualifying capital as determined pursuant to the Austrian Banking Act showed the following computation compared to the previous year:

in EUR million	As of 2001	As of 2000
Subscribed capital (less shares held in own portfolio)	366	366
Reserves	2,265	1,954
Less: Intangible assets	(294)	(195)
Core capital (Tier 1)	**2,337**	**2,125**
Eligible subordinated liabilities	1,902	1,623
Revaluation reserve	90	85
Qualifying supplementary capital (Tier 2)	**1,992**	**1,708**
Short-term subordinated capital (Tier 3)	**264**	**401**
Total qualifying capital	**4,593**	**4,234**
Deductions according to Sections 23 (13) and 29 (1 and 2) Austrian Banking Act	(285)	(278)
Total eligible qualifying capital	**4,308**	**3,956**
Capital requirement	3,288	2,952
Surplus capital	1,020	1,004
Cover ratio in %	131.0	134.0
Tier 1 ratio in %	**6.2**	**6.7**
Solvency ratio in %	**10.7**	**11.2**

Risk-weighted basis pursuant to Section 22 (1) Austrian Banking Act and the resulting capital requirement showed the following changes:

in EUR million	As of 2001	As of 2000
Risk-weighted basis acc. to Section 22 Austrian Banking Act	37,803	31,879
Thereof 8% minimum capital requirement	3,024	2,550
Capital requirement for the open foreign exchange position acc. to Section 26 Austrian Banking Act	4	19
Capital requirement for the trading book acc. to Section 22b (1) Austrian Banking Act	260	383
Capital requirement	**3,288**	**2,952**

N.B.: Due to applying Section 26b Austrian Banking Act for the open foreign exchange position in conjunction with the requirements arising from the trading book at Erste Bank AG, no comparisons can be made with previous years' figures.

Information on the Group Income Statement

29) Net interest income

in EUR million	2001	2000
Interest income from		
Lending and money market transactions with credit institutions	1,186.7	933.3
Lending and money market transactions with customers	1,967.4	1,634.8
Fixed-income securities	934.6	697.4
Other interest and similar income	56.3	45.6
Current income from		
Shares and other variable-yield securities	59.4	49.9
Investments		
– In non-consolidated subsidiaries	5.7	3.9
– In associates (accounted for at equity)	30.6	21.8
In other investments	10.8	8.8
Property used by outside parties	32.1	25.3
Total interest and similar income	**4,283.6**	**3,420.8**
Interest expenses for		
Amounts owed to credit institutions	(1,125.8)	(1,191.7)
Amounts owed to customers	(1,043.2)	(683.7)
Debts evidenced by certificates	(500.1)	(456.4)
Subordinated capital	(167.0)	(140.2)
Other	(8.6)	(24.8)
Total interest and similar expenses	**(2,844.7)**	**(2,496.8)**
Net interest income	**1,438.9**	**924.0**

Net interest income also includes the net interest income from finance leasing, which totalled EUR 72 million (2000: EUR 52 million).

30) Risk provisions for loans and advances

in EUR million	2001	2000
Allocation to risk provisions in lending business	(344.3)	(269.4)
Release of risk provisions in lending business	169.2	135.4
Direct write-offs of loans and advances	(33.8)	(45.1)
Amounts received against written-off loans and advances	5.3	17.2
Total	**(203.6)**	**(161.9)**

The above figures do not include the allocations to and releases of risk provisions netted in net interest income (suspended interest). See explanation provided in Note 15.

The allocations to and releases of risk provisions that are not assigned to lending business are reported in the item other operating results (see Note 34).

The above figures include the allocation and release of provisions for off-balance-sheet credit risks as well as sundry risks.

31) Net commission income

in EUR million	2001	2000
Lending business	112.2	52.9
Payment transfers	186.0	100.1
Securities transactions	156.8	178.7
Thereof: Investment fund transactions	94.6	109.0[1]
Custodial fees	14.2	16.3[1]
Brokerage	48.0	53.4
Insurance business	25.9	22.1
Other	93.7	69.6
Total	**574.6**	**423.4**

1 adjusted for comparison

32) Net trading result

in EUR million	2001	2000
Securities and derivatives trading	81.1	90.1
Foreign exchange transactions	71.5	37.3
Total	**152.6**	**127.4**

The net trading result is comprised of the results of trading portfolio activities and is based on fair value (realised and unrealised). Listed products are valued by applying the quoted price at the balance sheet date and for non-listed products the fair values are measured according to the present value method or using suitable options pricing models. All realised and unrealised gains are reported in the Income Statement under the net trading result. Also included in this item are interest and dividend income earned on the trading portfolio and the related funding cost.

33) General administrative expenses

in EUR million	2001	2000
Personnel expenses	(757.0)	(561.8)
Other administrative expenses	(510.2)	(323.6)
Depreciation and amortisation	(187.1)	(115.7)
Total	**(1,454.3)**	**(1,001.1)**

Personnel expenses

in EUR million	2001	2000
Wages and salaries	(554.8)	(411.0)
Compulsory social security contributions	(145.6)	(103.3)
Long-term employee provisions	(43.0)	(39.0)
Other personnel expenses	(13.6)	(8.5)
Total	**(757.0)**	**(561.8)**

Average number of employees on payroll during the financial year (weighted according to extent of employment)

	2001 Erste Bank Group w/o subsidiaries ČS, SLSP, TISPA	2001 Subsidiary Česká spořitelna	2001 Subsidiary Slovenská sporiteľňa	2001 Subsidiary Tiroler Sparkasse	2001 Total Erste Bank Group	2000 Total Erste Bank Group
Employed by Group	**8,316**	**14,525**	**6,185**	**554**	**29,580**	**24,092**
Domestic	6,774	–	–	554	7,328	7,006
Foreign countries	1,542	14,525	6,185	–	22,252	17,086
Reference value 2000 – total	*8,140*	*15,952*	–	–	–	*24,092*

In addition to the above-mentioned headcount, during the reporting period an average staff of 283 (2000: 273) was employed in Group companies that are not engaged in the banking business (hotel and recreation segment).

As of 31 December 2001, loans and advances to members of the Management Board totalled EUR 0.02 million (2000: EUR 0.04 million). Loans to members of the Supervisory Board amounted to EUR 0.2 million (2000: EUR 0.4 million). The interest rates and other conditions (maturity dates and collateralisation) are customary. Of the loans and advances extended to members of the Management Board, EUR 0.02 million (2000: EUR 0.04 million) were repaid during the reporting period. Loans to members of the Supervisory Board amounted to EUR 0.3 million (2000: EUR 0.2 million).

Remuneration paid to the members of the Management Board active during financial 2001 totalled EUR 3.0 million (2000: EUR 2.2 million), which is 0.67% of Erste Bank's total personnel expenses. This remuneration includes the profit-related bonus of EUR 1.3 million.

In financial 2001 EUR 0.6 million (2000: EUR 0.6 million) were paid out to former members of the Management Board and their dependants.

The total emoluments paid to members of the Supervisory Board of Erste Bank in the last financial year amounted to EUR 0.5 million (2000: EUR 0.3 million).

Other administrative expenses

in EUR million	2001	2000
IT expenses	(150.0)	(90.7)
Expenses for office space	(87.8)	(45.8)
Office operating expenses	(87.8)	(55.9)
Advertising/marketing expenses	(56.2)	(42.3)
Legal and consulting fees	(44.5)	(42.7)
Sundry administrative expenses	(83.9)	(46.2)
Total	**(510.2)**	**(323.6)**

Depreciation and amortisation

in EUR million	2001	2000
Software and other intangible assets	(58.7)	(31.4)
Real estate used by the Group	(41.9)	(22.8)
Office furniture and equipment and sundry assets	(86.5)	(61.4)
Total	**(187.1)**	**(115.7)**

34) Other operating results

in EUR million	2001	2000
Other operating income		
Income from measurement/sale of securities held to maturity	3.5	19.5
Income from real estate/properties	4.9	14.5
Capital gains from disposing of branches	–	55.6
Income from insurance business	136.4	28.1
Income from release of other provisions/risks	5.4	6.4
Sundry operating income	49.4	52.0
Total other operating income	**199.6**	**176.1**
Other operating expenses		
Expenses from measurement/sale of securities held to maturity	(3.8)	(16.2)
Losses from real estate/properties	(3.1)	(39.3)
Amortisation of goodwill	(39.6)	(31.4)
Expenses from insurance business	(117.6)	(29.5)
Expenses from allocation of other provisions/risks	(39.3)	(7.4)
Expenses from making deposit insurance contributions	(26.6)	(13.8)
Other taxes than income taxes	(6.2)	(0.3)
Sundry operating expenses	(39.9)	(63.2)
Total other operating expenses	**(276.1)**	**(201.1)**
Other operating results		
Income from measurement/sale of securities held as investments available for sale	24.0	(12.7)
Income from measurement/sale of investments and related companies	(50.0)	2.6
Total other operating results	**(102.5)**	**(35.1)**

Due to initial application of IAS 39 as of 1 January 2001 securities held as investments available for sale and other investments are measured at fair value. As a result, only the net balances are shown in this item, which changes the presentation over the previous year, when the gross amounts were used. In addition, the income and expenses from reimbursements are now shown as net amounts. The previous year's figures were adapted for the sake of comparison.

35) Taxes on income

The taxes on income are made up of the current taxes on income calculated in each of the Group companies based on the results as reported for tax purposes, corrections in taxes on income for previous years and the change in deferred taxes.

in EUR million	2001	2000
Current tax expense	(55.8)	(18.2)
Deferred tax expense	(25.5)	(31.5)
Total	**(81.3)**	**(49.7)**

The following table shows the reconciliation between the reported tax expense and the pre-tax income multiplied by the tax:

in EUR million	2001	2000
Pre-tax profit for the year	405.7	276.7
Income tax expense for the financial year at the domestic statutory tax rate (34%)	(137.9)	(94.1)
Impact of different foreign tax rates	(8.0)	4.3
Tax reductions due to tax-exempt earnings of investments and other tax-exempt income	72.9	46.8
Tax increases due to non-deductible expenses	(31.0)	(9.9)
Tax expense/income not attributable to the reporting period	22.7	3.2
Reported taxes on income and earnings	**(81.3)**	**(49.7)**

36) Appropriation of net profit

in EUR million	2001	2000
Net profit after minority interests	223.3	191.8
Allocation to reserves	(161.6)	(129.9)
Profit carried forward	0.9	0.7
Distributable profit of the parent company	**62.6**	**62.6**

For the General Meeting held on 7 May 2002 the Management Board proposed paying stockholders an unchanged dividend of EUR 1.24 per share and carrying forward the remaining profit to the new account in accordance with Section 65 (5) Austrian Stock Corporation Act.

Earnings per share

Earnings per share is the amount representing net profit after minority interests divided by the average number of ordinary shares and participation certificates outstanding. Diluted earnings per share is the amount showing the maximum dilution effect possible if the average number of shares has increased or may increase as a result of the issued subscription and conversion rights.

		2001	2000
Net profit after minority interests	in EUR 1,000	223,292	191,772
Thereof pertaining to shares	in EUR 1,000	223,292	191,609
Thereof pertaining to participation capital	in EUR 1,000	0	163
Average number of shares outstanding		49,965,944	45,543,554
Average number of participation certificates outstanding*		0	3,877
Earnings per share	in EUR	**4.47**	**4.21**
Earnings per participation certificate	in EUR	**0**	**42.10**

* *Regarding the participation capital that was called in in 2001 we refer to Note 28.*

The diluted earnings per share for 2001 and 2000 show no change over the above figures.

37) Segment reporting

The aim of segment reporting is to present a comprehensive overview of the Erste Bank Group's earnings components according to

- business segments and
- geographical markets.

The basis for calculation is the internal profit contribution report by business areas. Income comprises net interest income determined based on opportunity cost (market spread, mismatch), net commission income, net trading result, other operating results and the return on equity, whereas the equity is allocated to the segments according to their risk-weighted assets.

Administrative expenses are derived from activity-based costing and comprise product costs, indirect costs and general overhead. Actual risk costs as reflected in the income statement are used to present the risk situation of the financial year.

Reporting according to business segment covers the following segments:

- Retail and Real Estate (activities in retail banking, small and medium-sized corporate customers and real estate finance in Austria and Central Europe)
- Large Corporate Customers (key accounts in industry, trade and service sectors as well as international business outside Central Europe)
- Trading and Investment Banking (investment banking, treasury, balance sheet management)
- Asset Gathering (investment funds, portfolio management, insurance business) and
- Corporate Centre (tangible fixed assets, other equity holdings, consolidating items)
- Slovenská sporiteľňa, a.s. is still shown as a separate segment in financial 2001

Results according to business segments

in EUR million	Retail and Real Estate 2001	Retail and Real Estate 2000	Large Corporate Customers 2001	Large Corporate Customers 2000	Trading and Investment Banking 2001	Trading and Investment Banking 2000
Net interest income	881.0	634.0	344.9	247.9	116.7	37.8
Risk provisions for loans and advances	(112.9)	(110.7)	(103.9)	(51.3)	(0.1)	(0.2)
Net commission income	332.0	234.1	74.0	58.9	38.4	22.2
Net trading result	27.1	27.0	5.1	9.7	111.0	75.8
General administrative expenses	(969.0)	(730.2)	(156.0)	(113.9)	(135.6)	(93.3)
Other operating results	(29.3)	49.9	(28.1)	(37.4)	6.8	(1.7)
Pre-tax profit for the year	**128.9**	**104.1**	**136.0**	**114.0**	**137.2**	**40.6**
less taxes						
less minority interests						
Net profit after minority interests						
Average risk-weighted assets	14,463.1	13,492.4	15,758.7	13,966.2	5,883.9	4,858.7
Average attributed equity	683.8	646.1	745.4	668.4	278.3	232.8
Cost-income ratio	78.1%	81.6%	36.8%	36.0%	50.9%	68.7%
ROE based on						
net profit before tax	18.9%	16.1%	18.2%	17.0%	49.3%	17.5%
net profit after minority interests						
Thereof based on net profit before tax						
Savings banks	(2.9)	3.5	11.0	7.8	17.5	22.2
Česká spořitelna, a.s.	109.6	13.1	18.6	(6.7)	29.8	6.5

	Asset Gathering		Corporate Centre		Slovenská sporiteľňa		Total	
in EUR million	2001	2000	2001	2000	2001	2000	2001	2000
Net interest income	3.6	(0.1)	(23.3)	4.4	116.0	0.0	1,438.9	924.0
Risk provisions for loans and advances	0.0	0.0	0.0	0.3	13.3	0.0	(203.6)	(161.9)
Net commission income	92.8	108.1	6.3	0.0	31.1	0.0	574.6	423.4
Net trading result	0.0	0.0	(8.2)	14.9	17.7	0.0	152.7	127.4
General administrative expenses	(43.7)	(42.4)	(19.3)	(21.1)	(130.7)	0.0	(1,454.3)	(1,001.0)
Other operating results	0.2	0.0	(34.9)	(45.9)	(17.2)	0.0	(102.5)	(35.1)
Pre-tax profit for the year	**52.9**	**65.5**	**(79.4)**	**(47.4)**	**30.2**	**0.0**	**405.8**	**276.8**
less taxes							(81.3)	(49.7)
less minority interests							(101.1)	(35.3)
Net profit after minority interests							**223.4**	**191.8**
Average risk-weighted assets	10.8	12.3	840.1	339.1	1,037.9	0.0	37,994.5	32,668.7
Average attributed equity	0.5	0.6	39.8	16.1	49.3	0.0	1,797.1	1,564.0
Cost-income ratio	45.3%	39.3%	(76.6%)	>100.0%	79.3%	0.0	67.1%	67.9%
ROE based on								
net profit before tax	>100.0%	>100.0%	>(100.0%)	>(100.0%)	61.3%	0.0	22.6%	17.7%
net profit after minority interests							12.4%	12.3%
Thereof based on net profit before tax								
Savings banks	9.7	13.5	0.0	0.0	0.0	0.0	35.3	47.0
Česká spořitelna	0.0	0.0	(33.6)	(13.6)	0.0	0.0	124.4	(0.7)

The savings bank business reported separately here is comprised of Erste Bank's direct business with savings banks, underwriting business, savings bank business with group subsidiaries and investments in savings banks.

The earnings components of Česká spořitelna, a.s. are also reported separately in each segment and include the result of the Česká spořitelna Group, amortisation of goodwill and funding costs for the acquisition.

Segment reporting according to geographical markets is based on the following breakdown:

- Austria
- Central Europe (Czech Republic, Slovakia, Hungary, Slovenia, Croatia)
- The rest of Europe
- North America
- Central and South America
- Asia
- Others (including international organisations)

Attribution to the different segments is determined by the country code (ISO code) assigned to each customer based on its place of residence.

Results according to region

in EUR million	Austria 2001	Austria 2000	Central Europe 2001	Central Europe 2000	The rest of Europe 2001	The rest of Europe 2000
Net interest income	632.3	545.3	569.7	202.1	114.3	88.1
Risk provisions for loans and advances	(107.3)	(72.0)	(2.5)	(43.2)	(53.7)	(22.8)
Net commission income	314.7	312.8	219.3	86.0	23.0	18.8
Net trading result	84.9	94.9	48.5	22.9	16.9	10.4
General administrative expenses	(746.1)	(694.1)	(605.7)	(223.3)	(59.4)	(44.9)
Other operating results	(38.7)	(9.3)	(59.8)	(13.7)	(4.9)	(15.8)
Pre-tax profit for the year	**139.8**	**177.5**	**169.4**	**30.8**	**36.2**	**33.7**
Average risk-weighted assets	19,929.1	20,345.0	11,118.1	5,874.1	2,372.0	2,302.1

in EUR million	North America 2001	North America 2000	Central/South America 2001	Central/South America 2000
Net interest income	59.2	43.2	12.4	10.5
Risk provisions for loans and advances	(19.6)	(18.0)	(5.8)	0.0
Net commission income	11.9	3.6	0.5	0.2
Net trading result	0.7	0.3	0.0	0.0
General administrative expenses	(19.3)	(18.5)	(2.3)	(3.1)
Other operating results	1.3	2.5	0.0	0.0
Pre-tax profit for the year	**34.2**	**13.2**	**4.9**	**7.6**
Average risk-weighted assets	2,693.2	2,253.3	343.5	281.8

in EUR million	Asia 2001	Asia 2000	Others 2001	Others 2000	Total 2001	Total 2000
Net interest income	23.2	20.4	27.8	14.5	1.438.9	924.0
Risk provisions for loans and advances	(7.8)	(4.7)	(6.9)	(1.2)	(203.6)	(161.9)
Net commission income	2.8	0.2	2.4	1.7	574.6	423.4
Net trading result	0.1	(1.1)	1.5	0.0	152.6	127.4
General administrative expenses	(12.6)	(10.5)	(8.9)	(6.6)	(1,454.3)	(1,001.0)
Other operating results	(0.2)	1.1	(0.2)	0.1	(102.5)	(35.1)
Pre-tax profit for the year	**5.5**	**5.5**	**15.8**	**8.5**	**405.7**	**276.8**
less taxes					(81.3)	(49.7)
less minority interests					(101.1)	(35.3)
Net profit after minority interests					**223.3**	**191.8**
Average risk-weighted assets	765.2	1,013.9	773.5	598.5	37,994.6	32,668.7

38) Additional information

Assets and liabilities denominated in foreign currencies

in EUR million	As of 2001	As of 2000
Assets	39,834	32,667
Liabilities	34,699	27,005

Only foreign currencies used outside the Euro zone (Monetary Union Members) are shown.

Unconsolidated foreign investments and related goodwill are not reported as assets denominated in foreign currencies.

Foreign assets and liabilities

in EUR million	As of 2001	As of 2000
Assets	43,592	34,200
Liabilities	44,591	34,550

39) Loans and advances to and amounts owed to unconsolidated subsidiaries and investments

in EUR million	As of 2001	As of 2000
Loans and advances to credit institutions		
Unconsolidated subsidiaries	0	0
Associates accounted for at equity	663	500
Other investments	2,155	2,405
Loans and advances to customers		
Unconsolidated subsidiaries	217	94
Associates accounted for at equity	245	326
Other investments	708	407
Investments available for sale		
Unconsolidated subsidiaries	1	0
Associates accounted for at equity	37	0
Other investments	1	15
Financial investments		
Unconsolidated subsidiaries	0	0
Associates accounted for at equity	34	61
Other investments	0	2
Amounts owed to credit institutions		
Unconsolidated subsidiaries	0	0
Associates accounted for at equity	608	950
Other investments	2,483	2,354
Amounts owed to customers		
Unconsolidated subsidiaries	24	23
Associates accounted for at equity	148	148
Other investments	101	54
Debts evidenced by certificates		
Unconsolidated subsidiaries	0	0
Associates accounted for at equity	26	26
Other investments	2	0
Subordinated capital		
Unconsolidated subsidiaries	0	0
Associates accounted for at equity	10	2
Other investments	0	0

40) Assets pledged as collateral

Assets in the amounts stated below were pledged as collateral for the following liabilities and contingent liabilities:

in EUR million	As of 2001	As of 2000
Amounts owed to credit institutions	84	1
Amounts owed to customers	35	32
Debts evidenced by certificates	1,263	1,375
Other liabilities	0	0
Contingent liabilities	0	0
Other obligations	0	0

The following assets were pledged as collateral for the above-mentioned liabilities:

in EUR million	As of 2001	As of 2000
Loans and advances to credit institutions	0	1
Loans and advances to customers	1,630	1,697
Trading assets	42	53
Investments available for sale	24	51
Financial investments	205	0
Fixed assets	0	0

41) Fiduciary transactions

The fiduciary operations not reported in the Balance Sheet are broken down as follows:

in EUR million	As of 2001	As of 2000
Loans and advances to credit institutions	414	29
Loans and advances to customers	211	51
Investments available for sale	564	9
Financial investments	0	0
Assets held in trust	**1,189**	**89**
Amounts owed to credit institutions	87	79
Amounts owed to customers	490	1
Debts evidenced by certificates	612	9
Liabilities held in trust	**1,189**	**89**

42) Risk Management Policies

The principles and organisation of risk management at Erste Bank

The fundamental prerequisites for achieving high and stable returns for the shareholders of the Erste Bank Group are the professional management, sensible handling and near-time control of risks inherent in the banking business. In order to attain these objectives the Erste Bank Group has implemented a risk management structure that ensures that all risks (market, liquidity, credit, business and operational risks) can be identified throughout the Group, measured in accordance with Value-at-Risk (VaR) and then actively controlled by management. This risk management structure is geared towards the requirements imposed by customer-oriented banking on the one hand and the general legal framework (particularly the Austrian Banking Act) on the other.

Bearing in mind the requirements dictated by law (and by the Austrian Banking Act in particular) the Management Board as a whole bears the main responsibility for risk management. The Management Board carries out this duty in part by passing a resolution at the quarterly meeting of the Risk Committee to impose an aggregate bank limit based on Value-at-Risk. This central committee takes the strategic decisions on risk management in the Erste Bank Group.

According to the Erste Bank Risk Rulebook, the duties of the Risk Committee are to approve amendments to the rules, perform capital allocation at the bank level, set an aggregate bank risk limit based on the bank's risk-absorbing capacity, set an aggregate limit based on Value-at-Risk for market risk activities on the Trading Book, and define medium-term objectives for risk management.

The Central Risk Management department is part of the Controlling and Risk Management division. This department acts as a central and independent risk control unit as required by the Austrian Banking Act and sets up Group guidelines for processes relating to risk management (Erste Bank Risk Rulebook). The task assigned to this department is to identify all risks (market, liquidity, credit, business and operational risks) existing throughout the Group based on Value-at-Risk and aggregate them to arrive at total bank risk as a component in determining risk-absorbing capacity. This also lays the foundation for risk-efficient capital allocation in the context of risk-adjusted performance measurement (RAPM). In addition, Central Risk Management is responsible for making regular reports based on VaR to the Management Board and the heads of each business division.

The decentralised unit Risk Management Treasury and Investment Banking within the Treasury division is responsible for the day-to-day control of the market risk associated with trading activities. This unit oversees market risk limits and counterparty limits. Other main duties include risk reporting, support for the trading division, legal support, product-testing processes when new products are introduced and – in co-ordination with Central Risk Management – market risk management.

The Treasury division is also in charge of measuring the market risks relating to the Banking Book. The Balance Sheet Management unit submits monthly reports to the Asset Liability Committee (ALCO) on the interest rate risks for Erste Bank's Banking Book to be used as a basis for adjusting balance sheet structure risks.

The responsibility for credit risk management lies with the two divisions Credit Risk Management Domestic/Central Europe and Credit Risk Management International. Depending on the size and level of trading activities, foreign branch offices and subsidiaries either have their own risk management units or are covered by the corresponding decentralised Risk Management unit (e.g. Risk Management Treasury and Investment Banking).

Basle II

Credit risk

Erste Bank AG is an active participant in the consultation process of the new capital adequacy regulations for banks (Basle II). Erste Bank has made it its goal to qualify for the IRB Foundation Approach when the new provisions go into force. To this end, methodological and organisational work is underway to ensure both the general conditions and data quality necessary to satisfy the minimum requirements for this approach (setting up ratings time series, etc). This means that by that time in principle the method for calculating the bank's own default probabilities based on portfolio segmentation pursuant to the Basle regulations will be available and the processes relating to credit risk will be "Basle fit".

Operational risk

Erste Bank is working on qualifying for the Advanced Measurement Approach for covering operational risk according to Basle II when the new provisions go into effect.

Qualifying for the IRB Foundation Approach and the Advanced Measurement Approach is expected to have a correspondingly positive impact on Erste Bank's capital adequacy requirement.

Policies and Procedures – The Erste Bank Risk Rulebook

The procedures relating to risk management at Erste Bank are laid down in the Erste Bank Risk Rulebook, a set of rules applied throughout the entire Group. The objective of the Rulebook is twofold: to minimise operational risks and to create a consistent basis for the quality of data on market and credit risk activities. These rules are consistent with commonly applied international standards such as G30/Derivatives – Practices and Principles, German Federal Banking Supervisory Office/Minimum Requirements for Trading Book Activities and GARP/Generally Accepted Risk Principles.

Current developments both at home and abroad, particularly in light of the new equity capital regulations for banks (Basle II), are also taken into account in the ongoing adaptation of the Rulebook and swiftly incorporated therein.

Based on these rules and regulations, which provide a uniform framework that can be applied throughout the Group, Local Risk Manuals are drawn up by the individual decentralised Risk Management units in order to reflect regional peculiarities and differences in the general legal conditions from one country to the next. The Group's Internal Audit department oversees whether the rules and regulations in the Rulebook are being complied with and verifies the consistency of the Local Risk Manuals with the Risk Rulebook.

Risks at Erste Bank

Market risk

Fluctuations in interest rates, exchange rates, share prices and commodities prices create market risks. Market risks derive from short-term trading (Trading Book) in instruments whose prices are fixed daily as well as from the traditional banking business (Banking Book).

Close attention is paid to the management of market risks. Taking into account the Bank's risk-absorbing capacity and projected earnings, the Management Board sets the aggregate limit by passing a resolution to this effect in the Risk Committee. The aggregate limit is then distributed by the responsible Management Board member and Central Risk Management department based on a recommendation from the decentralised unit for Risk Management Treasury and Investment Banking made in the Market Risk Committee. All market risk activities at Erste Bank are assigned risk limits which are statistically consistent with the aggregate Value-at-Risk limit; limit compliance is checked at several stages: by the appropriate decentralised local risk management units, invariably by Risk Management Treasury and Investment Banking and also by the Central Risk Management independent risk control unit.

A key component in defining the limits is estimating the potential losses that could be caused by market movements. This so-called Value-at-Risk is calculated at the Group level on a daily basis and reported to the Management Board via Erste Bank's electronic management information system on the basis of an historical simulation using the internationally acclaimed software KVAR+. In its analysis Erste Bank uses a 99% confidence interval and a holding period of one or ten days. Back testing is used to constantly review the validity of the statistical methods applied.

Extreme market situations can wield a great impact on the value of trading positions and consequently have extraordinary effects on the results. This is particularly true of improbable market movements. Relying on purely statistical methods to measure risk, as is the case with Value-at-Risk, does not adequately take into account the consequences of crisis situations. Consequently, in addition to risk measurement applying Value-at-Risk Erste Bank performs stress testing according to several methods (historical worst, extreme value theory, scenario analyses). These analyses are also relayed to the Management Board via the electronic management information system.

Risk ratios for market risk (all VaR figures stated in thousands of euro – unaudited)

a) Value-at-risk of market risk at the balance sheet date (31 December 2001) by risk-taking units

in EUR thousand	Total	Interest	Currency	Shares	Commodity	Volatility
Group	**9,999**	**3,895**	**722**	**9,587**	**68**	**266**
Banking Book	3,761	3,595	0	2,760	0	0
Trading Book (incl. HF)	7,936	1,643	722	8,358	68	266
Hedge funds (HF)	8,552	0	0	8,552	0	0
Trading Book (excl. HF)	2,154	1,643	722	1,675	68	266
Strategic positions	977	116	10	973	0	15
Vienna Treasury	1,111	871	328	288	68	258
Vienna Investment Banking	151	5	3	149	0	43
Strategic investments	1,298	3	397	1,249	0	0
Foreign activities	1,248	1,252	156	17	0	23

b) Value-at-risk of market risk at the balance sheet date (31 December 2001) by risk types (unaudited)

The market risks for the Group as a whole were distributed as follows as of year-end 2001: The total Value-at-Risk with a 99% confidence interval and a one-day holding period was EUR 10.0 million. The market risk for the Banking Book was EUR 3.8 million, the market risk in the Trading Book including hedge funds was EUR 7.9 million. Seen according to risk types, the risk arising from interest rate fluctuations was EUR 3.9 million, from exchange rate fluctuations EUR 0.7 million, commodities transactions EUR 0.1 million, share price fluctuations EUR 9.6 million, fluctuations in the implicit options volatilities EUR 0.3 million. The difference between the sum of individual risks and the total risk is explained by diversification effects amounting to EUR 4.5 million.

Erste Bank's market risk model was approved by the Austrian Federal Ministry of Finance in September 2001 as an internal model for determining the capital requirement pursuant to the Austrian Banking Act.

For the time being the approval applies to Erste Bank AG (Vienna, New York, London, Hong Kong). Once the remaining significant Group subsidiaries attain the required back testing time series they too will be able to apply the internal model in determining capital requirements).

Credit risk

Credit risk results from traditional lending business (losses incurred by default or by the deteriorating creditworthiness of borrowers) as well as from trading in market risk instruments (default risk on the part of counter parties). Country risks (convertibility and transfer risks for transborder transactions) are implicitly accounted for in the calculation of credit risk.

The task of Central Risk Management in this context is to determine the credit risk for all of the lending business done by Erste Bank AG using a portfolio model based on credit Value-at-Risk. Eventually the remainder of the Group will be integrated into this credit risk calculation as well. The Central Risk Management department is not involved in the operative credit decision. This responsibility lies with the corresponding decentralised credit risk management units. Credit Value-at-Risk is calculated based on the CreditMetrics methodology using CreditManager software. Here, the calculation is based on confidence intervals of 95% and 99.95%, just as in aggregate bank risk management (risk-absorbing capacity), and a risk horizon of one year.

Elements that go into this credit risk calculation aside from customer-specific data are default probabilities linked to a rating system, recovery rates and the sector index time series required as parameters for the correlation calculation.

Operational risk

Just like any other business, banks are exposed to a multitude of operational risks. Whereas the banking industry has been focusing on the measurement and management of market and credit risks for some time now, until recently operational risk has led a shadowy existence. At the latest since the Basle consultation paper (Basle II) was published in January 2001 it has become clear that in future banks will have to deal much more in depth with the subject of operational risk. In the last couple of years progress has been made towards arriving at a uniform definition. The definition that Erste Bank uses for operational risk is in line with the Basle consultation paper.

Erste Bank defines operational risk as the "risk of losses resulting from inadequate or lacking processes and systems, from employee error or external events". Thus operational risks are those risks that cannot be attributed to either market or credit risk. In keeping with current practice in most international banks, line management is responsible for operational risks.

In March 2000 a project was launched in collaboration with external consultants to define and measure operational risk throughout the entire bank for the first time and by April 2001 the project had been completed. In the initial phase of the project structured interviews were conducted in every division whose results were used to put together so-called risk profiles. In the next phase comprehensive data on cases of loss were collected throughout the bank and by the end of 2001 a three-year time series had been established. On the basis of this data on internal loss performance, expanded to include some scenarios based on external data, statistical and actuarial methods are applied to build a model of loss frequency and the distribution of loss amounts. The use of external data and scenarios is also welcomed in the current working papers of the Basle Committee, because it allows to take into account losses which have not occurred before but are nevertheless possible.

The first phase of the project ended with the implementation of a model for calculating operational risk based on Value-at-Risk for Erste Bank AG. Later on operational Value-at-Risk will naturally also be taken into account in aggregate bank risk management (risk-absorbing capacity and risk-adjusted performance measurement) based on Value-at-Risk. This project also laid the groundwork for rational cost-benefit decision-making on measures to reduce, limit and mitigate risks (e.g. for possible insurance solutions), which will serve as a basis for management's decisions on how to deal with the defined and quantified operational risks in the Erste Bank Group.

Since the end of the second quarter of 2001 losses have been reported directly to the Central Risk Management department by the affected units. In addition to the heightened awareness of risk that this brings, it also allows us to reflect the loss data in the model much more immediately. The Internal Audit department verifies whether the losses are conveyed properly. The large subsidiaries in the Czech and Slovak Republics take on major importance in this context. Furthermore, data pooling and the related recording of loss data in a central database at the Sparkassen-prüfungsverband (Auditing Agency) are being extended to take in the savings bank sector.

Another main event next year aside from the roll-out in the Erste Bank Group will be the further development of qualitative assessments. Based on this qualitative information, another step could be to develop risk management instruments to support line management in making decisions aimed at reducing operational risk.

Business risk

At Erste Bank business risk is defined as the risk of a loss being incurred in the remanence of fixed costs when revenues decline. The element being observed here is the volatility of volumes and costs. This is often referred to as operating leverage risk or business risk. In future this will allow us to also integrate operational risks into the bank's risk-adjusted performance measurement (risk-absorbing capacity) based on Value-at-Risk.

Risk-absorbing capacity and risk-adjusted performance measurement

The central instrument for securing the Bank's solvency is risk-absorbing capacity. In this calculation, the Value-at-Risk resulting from the different risk types is aggregated to arrive at the total loss potential from assuming risk and then this loss potential is compared in a multiple-stage process to the resources (earning power, reserves and equity) available to cover these potential losses. Aside from the risk actually measured, a safety buffer and the existing risk limits are also taken into account on a Value-at-Risk basis. Risk-absorbing capacity thus acts as a limit for all risk activities in Erste Bank. Based on the bank's determined risk-absorbing capacity the Management Board passes a resolution at the quarterly Risk Committee meeting establishing an aggregate bank limit.

The measure of risk used to calculate this aggregate bank limit is the economic capital that the bank has to hold in order to cover risk. This economic capital is defined as the minimum capital necessary on an annual basis to cover unexpected losses at a confidence interval of 99.95%, which is derived from the default probability of Erste Bank's target rating. The objective of calculating this figure is to determine the amount of capital needed in order to ensure Erste Bank's solvency (the going concern principle) even in extreme loss scenarios. This figure also allows for comparative measurement and aggregation of all risks. Parallel to this view from the economic capital level, for information purposes the risk-absorbing capacity is also calculated at a much lower confidence interval of 95% and conveyed to the management.

Share of each type of risk in Erste Bank's aggregate risk (unaudited):
Distribution of economic capital (confidence interval 99.95%)


67.4%
18.7%
12.5%
0.6%
0.9%
Credit risk
Trading Book
Banking Book
Operational risk
Operational risk from credit risk

Building on this calculation of risk throughout the bank based on Value-at-Risk for the different types of risk, Erste Bank can use the economic capital determined for each business division as the crucial component in the calculation of risk-adjusted return on economic capital (ROEC). This figure compares revenue with the risks that are taken in order to generate it, using economic capital as the measure of risk. This information is periodically reviewed by the Management Board.

ROEC (Return on Economic Capital) is determined for each business division and taken to the smallest organisational unit of each division. In this way, in addition to the proven controlling tools – such as a contribution margin – management can also be provided with the information it needs to manage the entire bank on the basis on risk/return ratios. Aside from determining capital adequacy pursuant to regulatory requirements, this also lays the foundation for risk-efficient capital allocation as part of risk-adjusted performance measurement (RAPM). Thus, Economic Capital and ROEC combine risk limitation aimed at preserving the Bank's solvency (going concern principle) and active risk and capital management geared towards increasing Erste Bank's enterprise value for its shareholders (shareholder value added).

Credit risks

The credit risks stated at their carrying amounts as of 31 December 2001:

in EUR million	Total loans and advances to credit institutions and customers (incl. fixed income securities)	Guarantees/ letters of credit	Total 2001	Total 2000
Banking and insurance	27,058	1,472	28,530	25,935
Consumers	9,669	105	9,774	8,882
Public administration, social security	9,459	276	9,735	8,350
Manufacturing	4,444	990	5,434	4,795
Real estate	7,495	315	7,810	5,810
Retail	3,267	283	3,550	3,705
Construction	1,849	376	2,225	1,639
Hotels and restaurants	1,976	138	2,114	1,444
Transport and telecommunications	3,007	227	3,234	2,003
Energy and water supply	1,625	137	1,762	1,258
Other	5,286	291	5,577	3,126
Total	**75,135**	**4,610**	**79,745**	**66,947**

The total is comprised of loans and advances to credit institutions and customers, fixed-income securities held in the trading portfolio, as investments available for sale and as financial investments (held to maturity) as well as off-balance-sheet credit risks.

The changes in risk provisions are explained in Notes 15 and 30.

Interest rate risk

Interest rate risk is the change in the fair value of financial instruments caused by changes in market interest rates. This risk occurs when the maturity ranges or times when interest rate adjustments are made on the assets and liabilities (including transactions not recognised in the Balance Sheet) do not match. In order to identify the interest rate risk, all financial instruments (including transactions not recognised in the Balance Sheet) are entered in the appropriate maturity ranges in accordance with their remaining maturity or term until expiration of the interest rate lock-up period.

The following tables list the open fixed-income positions held by the Erste Bank Group in the three currencies that carry a significant interest rate risk: EUR, CZK and SKK.

Only those open fixed-income positions are shown which are not attributed to the Trading Book. Positions with a positive value indicate the fixed-income risk on the asset side, i. e. in this area there is a surplus of asset items; negative values represent the surplus on the liability side.

Open fixed-income positions not attributed to the Trading Book

in million	1–3 years	3–5 years	5–7 years	7–10 years	> 10 years
Interest rate lock-up gap as of 31 Dec 2000 in EUR	4,312	(23)	(220)	933	(268)
Interest rate lock-up gap as of 31 Dec 2001 in EUR	8,296	(347)	840	768	24
Interest rate lock-up gap as of 31 Dec 2001 in CZK	(39,327)	6,939	8,574	13,408	1,524
Interest rate lock-up gap as of 31 Dec 2001 in SKK	(26,689)	20,377	810	346	–

Hedging

The goals of market risk management for the Banking Books of the Erste Bank Group are to optimise the risk position, taking into account the economic environment and competitive situation while observing the net present value risk and the effect on net interest income; to maintain an adequate liquidity position for the Group; and to centrally manage all market risks inherent in the Banking Book via the Group's Asset Liability Committee (and Balance Sheet Management with the support of the decentralised ALCOs and BSM units).

In keeping with the goals of risk management, hedging activities focus on the two main control variables – net interest income and the net present value risk. Pursuant to IAS 39, the following instruments can be used to manage these two variables: Cash flow hedges are used as measures to stabilise the interest rate risk. Fair value hedges are used to reduce the net present value risk.

Fair value hedges are currently used to turn fixed-income or structured transactions into transactions with a variable income. The current policy on debts evidenced by certificates is to use fair value hedges to convert those issues that are not money market linked into issues that are. Additional fair value hedges were defined for a portion of the syndicated loan portfolio, for only a few of the fixed-interest loans and deposits as well as for a small portion of liabilities with no defined interest rate lock-up period according to the above-mentioned funds transfer pricing guidelines.

Interest Rate Swaps were the main instruments used for these fair value hedges. Particularly when issues are involved, cross currency swaps, swaptions, caps, floors and other options are also used to hedge fair value. Fair value hedges are used to hedge the risk of change in value. Especially for debts evidenced by certificates all arising market risks are hedged.

Cash flow hedges are used on the one hand to turn money market linked transactions into fixed-interest transactions in order to reduce the interest rate risk and on the other hand to hedge planned interest income in foreign currencies so that this income is not exposed to exchange rate risk. The former were used to convert some of the revolving money market assets and liabilities into fixed-interest transactions while the latter were used for hedging the planned income from the international units of the Group. Interest rate swaps were the only instrument used to hedge interest cash flows, while spot transactions were used to hedge the FX risk.

As a result of establishing the savings bank liability association, once it became operative on 1 January 2002 some of the money market transactions reported under assets are not longer available as an external underlying. Consequently, those cash flow hedges used to hedge money market assets were discontinued in compliance with IAS 39/163 in financial 2001 and the resulting EUR 38 million were released to net interest income.

The following table shows the derivative financial transactions not yet settled at the balance sheet date broken down by product:

43) Total volume of unsettled derivatives as of 31 December 2001

	Nominal amount by remaining maturity				Fair value	
in EUR million	< 1 year	1–5 years	> 5 years	Total	Positive	Negative
Interest rate contracts						
OTC products:						
– Interest rate options						
Purchase	2,468	3,283	988	6,739	17	(11)
Sell	2,042	3,172	1,513	6,727	(3)	(8)
– Interest rate swaps						
Purchase	92,846	24,710	12,957	130,513	2,054	(1,446)
Sell	97,127	23,447	9,501	130,075	402	(429)
– FRAs						
Purchase	36,422	10,676	–	47,098	–	23
Sell	44,333	2,901	–	47,234	23	(1)
Listed products						
– Futures						
Purchase	579	133	14	726	4	–
Sell	792	355	214	1,361	–	–
– Interest rate options						
Purchase	1,152	105	66	1,322	1	(4)
Sell	944	147	122	1,213	–	–

in EUR million	Nominal amount by remaining maturity < 1 year	1–5 years	> 5 years	Total	Fair value Positive	Negative
Currency contracts						
OTC products:						
– Currency options						
Purchase	979	–	–	979	2	–
Sell	800	–	–	800	–	–
– Currency swaps						
Purchase	21,471	955	266	22,691	892	(681)
Sell	20,243	1,017	285	21,545	637	(480)
Listed products						
– Futures						
Purchase	44	–	–	44	–	(1)
Sell	50	–	–	50	–	–
– Currency options						
Purchase	–	–	–	–	–	–
Sell	–	–	–	–	–	–
Precious metal contracts						
OTC products:						
– Precious metal options						
Purchase	–	–	–	–	–	–
Sell	–	–	–	–	–	–
Listed products						
– Futures						
Purchase	3	–	–	3	–	–
Sell	5	–	–	5	–	–
– Precious metal options						
Purchase	–	–	–	–	–	–
Sell	–	–	–	–	–	–

in EUR million		Nominal amount by remaining maturity < 1 year	1–5 years	> 5 years	Total	Fair value Positive	Negative
Securities-related transactions							
OTC products:							
– Stock options							
Purchase		24	76	74	175	2	–
Sell		93	45	29	166	16	–
Listed products							
– Futures							
Purchase		78	–	–	78	1	–
Sell		78	–	–	78	(1)	(1)
– Stock options							
Purchase		56	1	–	57	–	–
Sell		29	–	–	29	–	–
Total		**322,660**	**71,021**	**26,029**	**419,710**	**4,047**	**(3,038)**
Thereof	OTC products						
	Purchase	154,211	39,700	14,285	208,196	2,967	(2,115)
	Sell	164,638	30,581	11,328	206,547	1,076	(918)
Thereof	listed products						
	Purchase	1,913	238	80	2,231	6	(5)
	Sell	1,899	502	336	2,737	(1)	–

44) Fair values of financial instruments

In the following table, the fair values of the balance sheet items are compared with their carrying amounts.

The fair value is the amount for which a financial instrument could be exchanged or settled between knowledgeable, willing parties in an arm's length transaction. In those cases where market prices were available, they were used in measurement, otherwise internal valuation models were applied, in particular the present value method.

in EUR million	As of 2001 Fair value	As of 2001 Carrying amount	As of 2000 Fair value	As of 2000 Carrying amount
Assets				
Cash and balances with central banks	2,573	2,573	1,146	1,146
Loans and advances to credit institutions	18,923	18,913	19,459	19,472
Loans and advances to customers	39,310	39,210	31,176	31,238
Risk provisions	(1,875)	(1,875)	(1,544)	(1,544)
Trading assets	3,451	3,451	3,210	3,210
Investments available for sale	2,912	2,912	3,936	3,932
Financial investments	14,784	14,730	9,646	9,542
Derivatives for hedging balance sheet items	172	172	–	–
Liabilities and equity				
Amounts owed to credit institutions	28,638	28,642	25,637	25,638
Amounts owed to customers	37,292	37,175	28,754	28,841
Debts evidenced by certificates	9,721	9,751	8,274	8,306
Trading liabilities (included in other liabilities)	285	285	281	281
Subordinated capital	2,956	2,956	2,430	2,430
Derivatives for hedging balance sheet items	178	178	(27)	–

45) Contingent liabilities and other obligations

in EUR million	As of 2001	As of 2000
Contingent liabilities	4,149	4,085
From guarantees and warranties	4,069	3,180
Other	80	905
Other obligations	18,543	8,366
Undrawn credit and loan commitments,		
promissory notes	12,495	7,069
Amounts owed resulting from repurchase agreements	5,516	552
Other	532	745

At the balance sheet date our subsidiary in the Czech Republic (Česká spořitelna, a.s.) was involved in various litigations whose impact can not be quantified at the present time.

One of the cases concerns the ownership of a number of buildings used for business operations. As this case has not yet been settled we can not provide any further information for fear of influencing the court's ruling. But on the basis of what we know now, we can assume that the rulings on the cases now pending will have no significant influence on the financial strength, results or equity of the Erste Bank Group.

Slovenská sporiteľňa (SLSP) is involved in a legal dispute concerning its acquisition of a Slovak bank by the name of Priemyselná banka, a.s. Košice (PBKO) in the fourth quarter of 1999. Until then PBKO was under the management of the Slovak central bank and then was taken over by Slovenská sporiteľňa in order to secure part of the amounts owed to it by PBKO. As a result of measuring this acquisition, the goodwill was written off. The outcome of this litigation is wide open. Due to agreements reached in connection with acquiring Slovenská sporiteľňa, however, in the event of damage Erste Bank has rights of recourse against the Slovak Republic.

Furthermore, an EU antitrust lawsuit is pending against Erste Bank AG and a number of subsidiaries for allegedly making agreements on interest rates.

46) Breakdown of remaining maturities as of 31 December 2001

in EUR million	On demand	Up to 3 months	3 months –1 year	1–5 years	> 5 years
Loans and advances to credit institutions	2,303	9,680	4,674	1,618	638
Loans and advances to customers	2,614	3,868	6,158	10,760	15,810
Securities held in the trading portfolio	560	226	721	892	1,052
Securities held as investments available for sale	539	141	254	723	1,255
Securities held to maturity	63	816	1,590	5,903	5,034
Total	**6,079**	**14,731**	**13,397**	**19,896**	**23,789**
Amounts owed to credit institutions	1,740	22,359	2,539	639	1,365
Amounts owed to customers	14,601	5,502	4,173	8,321	4,578
Debts evidenced by certificates	71	651	1,267	4,080	3,682
Subordinated capital	–	23	58	967	1,908
Total	**16,412**	**28,535**	**8,037**	**14,007**	**11,533**

Subsequent events

As a consequence of acquiring a majority stake in Tiroler Sparkasse at the end of 2001, Erste Bank's branches in the province of Tyrol will prospectively be transferred to Tiroler Sparkasse in 2002 in exchange for additional shares. Erste Bank also plans to transfer its branch offices in and around Bruck/Leitha and Neusiedl to Niederösterreichische Sparkasse Hainburg, Bank AG. In the course of acquiring shares in Tiroler Sparkasse from Bayerische Landesbank Girozentrale, it was also agreed that the latter would sell Erste Bank its 39.5% stake in the Czech building society Stavební spořitelna České spořitelny, a.s. The remaining 60.5% of the shares are held by the Erste Bank subsidiary Česká spořitelna, a.s. (ČS). The legal aspects of the purchase had not been settled by the balance sheet date.

At the meeting convened on 4 March 2002 the Savings Bank Council (Supervisory board) of DIE ERSTE österreichische Spar-Casse Anteilsverwaltungssparkasse, Erste Bank's biggest shareholder, resolved to make Česká spořitelna's minority shareholders a takeover offer for their shares in Česká spořitelna, a.s. The offered takeover price will be based on the price trend of Česká spořitelna, a.s. shares over the last six months. In the event that the takeover actually occurs, consideration has been given to granting Erste Bank a call option on these shares.

47) Governing Bodies of Erste Bank der oesterreichischen Sparkassen AG

Supervisory Board

President
Herbert Schimetschek

1st Vice President
Karl Korinek

2nd Vice President
Klaus Braunegg

Dietrich Blahut

Dirk Bruneel

Elisabeth Gürtler

Wolfgang Houska

Werner Hutschinski

Birgitta Johansson-Hedberg
until 20 April 2001

Theresa Jordis

Dietrich Karner

Josef Kassler

Heinz Kessler

Axel Freiherr von Ruedorffer

Hubert Singer

Georg Winckler

Delegated by the Employee Council

Günter Benischek
Chairman of the Central Employee Council

Bertram Mach
1st Deputy Chairman of the Central Employee Council

Josef Bauer until 31 October 2001
2nd Deputy Chairman of the Central Employee Council

Erika Hegmala
3rd Deputy Chairman of the Central Employee Council until 31 October 2001
2nd Deputy Chairman of the Central Employee Council from 31 October 2001

Ilse Fetik
Member of the Central Employee Council

Joachim Härtel
Member of the Central Employee Council

Anton Janku
Member of the Central Employee Council

Elfriede Junger
Member of the Central Employee Council

Christian Havelka from 31 October 2001
Member of the Central Employee Council

Representatives of the Supervisory Authority

Robert Spacek
Senate Councillor, State Commissioner

Peter Pillmeier
Deputy Municipal Director, Deputy State Commissioner

Management Board

Andreas Treichl
Chairman

Elisabeth Bleyleben-Koren
Deputy Chairman

Reinhard Ortner
Member

Franz Hochstrasser
Member

Erwin Erasim
Member

48) Details of the companies of the Erste Bank Group as of 31 December 2001

Companies of the Erste Bank Group

The reported equity and earnings figures were prepared according to IAS and may differ from the financial statements of the individual companies prepared according to local reporting policies. The net income reported is equivalent to net income after tax (but before allocations to reserves), in the case of tax affiliations to net income before tax.

Company name, domicile	Interest in %	Investment direct	Investment indirect	Equity in EUR mn	Net income in EUR mn	Profit transfer*	Balance sheet date
1) Credit institutions							
Fully consolidated companies							
Bausparkasse der österreichischen Sparkassen AG, Vienna	100.00	□		112.97	15.82	□	31/12/2001
DIE ERSTE & CONSTANTIA Beteiligungsfonds Aktiengesellschaft, Vienna	100.00	□		17.84	0.63	□	31/12/2001
Erste Bank (Malta) Limited, Sliema (group/including 3 subsidiaries)	100.00		□	547.25	23.52		31/12/2001
Erste Financial Products Ltd., London	100.00	□		31.04	3.96		31/12/2001
ERSTE Bank Hungary Rt., Budapest (group/including 4 subsidiaries)	99.48	□		57.79	3.34		31/12/2001
Salzburger Sparkasse Bank Aktiengesellschaft, Salzburg (group/including 10 subsidiaries)	98.69	□	□	165.83	28.17	□	31/12/2001
s Wohnbaubank AG, Vienna (group/including 1 subsidiaries)	90.57	□	□	28.19	4.29	□	31/12/2001
OTTHON Magyar-Osztrák Lakás-takarékpénztár Rt., Budapest	90.45		□	7.25	(0.92)		31/12/2001
ERSTE-SPARINVEST Kapitalanlagegesellschaft m.b.H., Vienna	84.25	□	□	12.76	24.95	□	31/12/2001
Slovenská sporiteľňa, a.s., Bratislava	67.19	□		270.09	26.82		31/12/2001
Tirolinvest Kapitalanlage-gesellschaft mbH, Innsbruck**	58.93		□	0.83	1.67		31/12/2001
Česká spořitelna, a.s., Prague (group/including 8 subsidiaries)	52.07	□		799.25	59.88		31/12/2001
Tiroler Sparkasse Bankaktiengesellschaft Innsbruck, Innsbruck**	50.49		□	177.68	1.87		31/12/2001
Bank der Tiroler Sparkasse in Jungholz Aktiengesellschaft, Jungholz**	50.49		□	20.15	4.01		31/12/2001
Companies stated at equity							
"SPAR-FINANZ"-Investitions- und Vermittlungs-AG, Vienna	50.00	□		3.73	0.13		31/12/2000
Finanzierungs-Aktiengesellschaft österreichischer Sparkassen, Vienna	49.89	□	□	1.63	0.01		31/12/2000

Company name, domicile	Interest in %	Investment direct	Investment indirect	Equity in EUR mn	Net income in EUR mn	Profit transfer*	Balance sheet date
ERSTE & STEIERMÄRKISCHE Banka d.d., Zagreb	41.44	■		67.48	10.14		31/12/2001
Sparkasse Mühlviertel West Bank Aktiengesellschaft, Rohrbach (consolidated financial statements)	40.00	■		37.34	(0.22)		31/12/2001
MAZDA Bank Austria AG, Klagenfurt	33.33	■		2.59	0.17		31/12/2000
ERSTE Sparkasse Bank (Liechtenstein) AG, Vaduz	32.10	■		12.18	(1.30)		31/12/2001
Niederösterreichische Kapitalbeteiligungs-gesellschaft mbH, Vienna	30.00	■		2.86	0.15		30/09/2001
Allgemeine Sparkasse Oberösterreich Bank AG, Linz (consolidated financial statements)	26.93	■	■	306.40	18.99		31/12/2001
Niederösterreichische Sparkasse Hainburg Bank AG, Hainburg	26.04	■		21.95	1.47		31/12/2001
Niederösterreichische Kreditbürgschafts-gesellschaft mbH, Vienna	25.00	■		6.72	0.04		31/12/2000
Sparkasse Bregenz Bank Aktiengesellschaft, Bregenz	25.00	■		22.20	3.86		31/12/2000
Sparkasse Kremstal-Pyhrn Aktiengesellschaft, Kirchdorf	24.05	■		28.68	2.01		31/12/2001
Intermarket Factoring Bank Aktiengesellschaft, Vienna	23.09	■	■	16.22	1.39		31/12/2001
BF-Unternehmensbeteiligungen GmbH, Vienna	22.78	■		17.60	1.73		31/03/2001
Österreichische Hotel- und Tourismusbank Gesellschaft m.b.H., Vienna	18.75		■	25.91	0.15		31/12/2001
Companies stated at cost							
Kapital-Beteiligungs Aktiengesellschaft, Vienna	15.00	■		8.80	0.27		30/09/2001
Steiermärkische Bank und Sparkassen Aktiengesellschaft, Graz (consolidated financial statements)	14.00	■		350.52	32.08		31/12/2000
Oesterreichische Kontrollbank AG, Vienna	12.89	■		228.98	24.04		31/12/2001
Investkredit Bank AG, Vienna	11.26		■	316.33	70.39		31/12/2001
Kärntner Sparkasse Aktiengesellschaft, Klagenfurt (consolidated financial statements)	10.00	■		128.72	6.45		31/12/2000
Europay Austria Zahlungs-verkehrssysteme GmbH, Vienna	2.96	■	■	35.91	13.46		31/12/2000

2) Financial institutions

Company name, domicile	Interest in %	Investment direct	Investment indirect	Equity in EUR mn	Net income in EUR mn	Profit transfer*	Balance sheet date
Fully consolidated companies							
EBV-Leasing GmbH & Co KG, Vienna	100.00	■		3.89	0.28		31/12/2001
Erste Securities Polska S.A., Warsaw	100.00	■		4.00	(0.81)		31/12/2001
IMMORENT AG, Vienna (group/including 179 subsidiaries)	100.00	■		295.88	40.87	■	31/12/2001
Erste Bank Investment Hungary Rt. Budapest (group/including 2 subsidiaries)	99.95	■	■	10.22	0.09		31/12/2001
Erste Securities Zagreb d.o.o., Zagreb	93.85	■		0.61	(0.20)		31/12/2001
CDI-Erste Central Europe Holding Gesellschaft m.b.H., Dusseldorf (group/including 6 subsidiaries)	70.10	■		1.64	0.93		31/12/2001

Company name, domicile	Interest in %	Investment direct	Investment indirect	Equity in EUR mn	Net income in EUR mn	Profit transfer*	Balance sheet date
Companies stated at cost							
Österreichisches Volkswohnungswerk gemeinnützige GmbH, Vienna	100.00	□	□	20.99	1.33		31/12/2000
Neue Eisenstädter – gemeinnützige Bau-, Wohn- u. Siedlungsges.mbH, Eisenstadt	49.80	□		1.84	0.27		31/12/2000
Wohnungseigentümer gemeinnützige Wohnbauges.mbH, Mödling	26.00	□	□	9.03	1.99		31/12/2000
3) Others							
Fully consolidated companies							
EB Beteiligungsservice GmbH, Vienna	100.00	□		0.04	0.02	□	31/12/2001
EB-IT-Erste Bank Informations-Technologie Ges.m.b.H., Vienna	100.00	□		0.05	0.01	□	31/12/2001
EB-Restaurantsbetriebe Ges.m.b.H., Vienna	100.00	□		0.11	0.01	□	31/12/2001
EB-Touristik Unternehmensbeteiligung AG, Vienna	100.00	□		3.23	1.61		31/12/2001
ecetra Internet Services AG, Vienna (group/including 1 subsidiary)***	100.00	□		5.82	(8.82)		31/12/2001
ECO Unternehmensbeteiligungs-Aktiengesellschaft, Vienna	100.00	□	□	11.72	0.31		31/12/2001
Erste Bank Beteiligungen Gesellschaft m.b.H., Vienna	100.00	□		81.88	2.19		31/12/2001
Gartenbau-Grundstücksverwertung GesmbH, Vienna	100.00	□	□	4.38	0.54		31/12/2001
GZV-Gesellschaft für Zahlungsverkehr GmbH, Vienna	100.00	□		0.11	0.00	□	31/12/2001
Industriegrundstücks-Verwaltungsges.m.b.H., Vienna	100.00	□	□	9.68	0.23		31/12/2001
OM Objektmanagement GmbH, Vienna (group/including 5 subsidiaries)	100.00	□		79.54	3.16	□	31/12/2001
s REAL Holding GmbH, Vienna (group/including 1 subsidiary)	100.00	□	□	0.62	(0.61)		31/12/2001
s Tourismusfonds Management AG, Vienna	100.00	□	□	75.49	3.09		31/12/2001
VMG-Erste Bank Versicherungsmakler GmbH, Vienna	100.00	□		0.56	0.33	□	31/12/2001
Capexit Private Equity Invest AG, Vienna (group/including 1 subsidiary)	93.94	□		9.15	(0.75)		31/12/2001
ÖHFT-Vermögensverwaltungs-gesellschaft m.b.H., Vienna	75.00	□		2.30	0.05		30/09/2001
s Immobilienfinanzierungsberatung GmbH, Vienna	72.95	□	□	(0.32)	(1.42)		31/12/2001
SPARDAT Sparkassen-Datendienst Gesellschaft m.b.H., Vienna	72.82	□	□	3.72	1.45		31/12/2001

Company name, domicile	Interest in %	Investment direct	Investment indirect	Equity in EUR mn	Net income in EUR mn	Profit transfer*	Balance sheet date
Sparkassenbeteiligungs und Service AG für Oberösterreich und Salzburg, Linz	69.25	■		18.82	0.86		31/12/2001
BMG-Warenbeschaffungsmanagement GmbH, Vienna	55.85	■		0.00	0.00		31/12/2001
GESCO Gesellschaft für Unternehmens-communication GmbH, Vienna	55.85	■		2.78	0.61		31/12/2001
s Informatik Gesellschaft m.b.H., Vienna	54.56	■	■	0.12	0.00		31/12/2001
Hotel ANANAS-Hotelbetriebsges.m.b.H. & Co KG, Vienna	42.15	■		(3.66)	(1.38)		31/12/2001
DIE ERSTE Immobilien AG, Vienna	25.00	■		198.10	3.22		31/12/2001
Companies stated at equity							
E-C-A Holding Gesellschaft m.b.H., Vienna	50.00	■		4.60	2.76		30/04/2001
MAZDA Austria GmbH, Klagenfurt (consolidated financial statements)	50.00	■		14.06	1.28		31/12/2000
Logistik Zone Tirol GmbH, Hall	48.67	■		3.86	0.15		31/12/2001
Sparkassen-Versicherung Aktiengesellschaft, Vienna	41.68	■	■	96.79	7.30		31/12/2001
Sparkassen Haftungs AG, Vienna	37.64	■	■	0.22	0.01		31/12/2000
Erste Wiener Hotel-AG, Vienna	35.15	■		21.95	(1.43)		31/12/2000
RSV Beteiligungs-Gesellschaft m.b.H., Vienna	33.33	■		2.65	2.12		31/10/2001
Vereinigte Pensionskasse AG, Vienna	27.30	■	■	20.11	0.94		31/12/2000
Informations-Technologie Austria GmbH, Vienna	25.76	■	■	32.69	0.09		31/12/2001
Vermreal Liegenschaftserwerbs- u. betriebs GmbH, Vienna	25.60	■		4.66	(0.71)		31/12/2001
LTB Beteiligungs-Gesellschaft mbH, Vienna	25.00	■		2.69	2.13		30/11/2001
Donau Allgemeine Versicherungs-Aktiengesellschaft, Vienna	20.00	■		96.70	6.38		31/12/2000
Companies stated at cost							
Erste Private Equity Limited, London	100.00	■		0.54	0.29		31/12/2000
s Haftungs- und Kundenabsicherungs GmbH, Vienna	100.00	■		0.24	(0.01)		31/12/2001
UBG-Unternehmensbeteiligungsges.mbH, Vienna	100.00	■		0.57	0.00		31/12/2000
CSSC Customer Sales Service Center GmbH, Vienna	45.97	■	■	0.03	0.00		31/12/2001
Sparkassen-Betriebsgesellschaft m.b.H., Linz	31.05	■	■	1.64	(0.06)		30/09/2001
WED Holding Gesellschaft m.b.H., Vienna	19.24	■		11.55	0.00		31/12/2000
Arwag Holding AG, Vienna (consolidated financial statements)	19.20	■		41.94	6.74		31/12/2000
BVP-Pensionskassen AG, Vienna	19.00	■		10.48	0.70		31/12/2000
BVP-Pensionsvorsorge-Consult-GmbH, Vienna	19.00	■		0.31	0.04		30/06/2001
Wiener Börse AG, Vienna	10.13	■	■	27.59	3.57		31/12/2000

* Profit transfer agreement with Erste Bank

** Profit according to the Austrian Commercial Code since remeasurement according to IAS was done as of 28 December 2001

*** after accounting for subordinated loans amounting to EUR 18.2 million

VI. Information and explanations pursuant to Section 245a Austrian Commercial Code

on accounting, measurement and consolidation methods applied which differ from Austrian Accounting Principles

The objectives of consolidated financial statements prepared according to IAS essentially differ from those of consolidated financial statements drawn up according to the specific accounting principles of the Austrian Commercial Code and Banking Act. In particular, financial statements prepared according to IAS provide greater transparency and more relevant information about the company. Figures prepared solely for tax purposes are not permitted according to IAS. IAS assign priority to the investor's information needs.

As the objectives of IAS differ from those of the Austrian Commercial Code, this results in different accounting principles in some cases as well as extended reporting requirements in the Notes. In the following cases, the differences between IAS and Austrian accounting provisions lead to substantial differences in the methods of measurement and reporting used in the consolidated financial statements (selected items only):

Scope of consolidation: Compared to the scope of consolidation according to Austrian Accounting Principles, the IAS provisions now also call for including subsidiaries (including those stated at equity) that are not engaged in the banking business, but are consolidated because of the control concept.

Balance sheet and income statement: The Austrian Banking Act provides for a specific format to be used for the balance sheets and income statements of credit institutions. IAS do not foresee such a requirement.

Loans and advances to credit institutions and customers: These items are reported as gross amounts according to IAS, i.e. before deducting provisions. In addition, unlisted securities, which were assigned to the loans and advances items pursuant to the Austrian Banking Act, are grouped together with the respective securities portfolio (trading assets, investments available for sale or financial investments) according to IAS.

Risk provisions for loans and advances: Those risk provisions accounted for in the Balance Sheet are reported according to IAS in line with standard international practice as a separate line item under assets following loans and advances. This provides greater insight into the Company's risk provisioning policy. Allocations to and releases of risk provisions for the lending business are reported at the end of the year as a separate item in the Income Statement following net interest income.

Trading assets: All trading assets are reported in the Balance Sheet as a separate item according to IAS. This item is mainly comprised of the securities held in the trading portfolio stated at fair value and the positive fair value of derivatives transactions that were not yet settled at the balance sheet date.

Investments available for sale: In accordance with IAS, securities that are classified neither as trading assets nor as financial investments (liquidity reserves) are reported under this item. With initial application of IAS 39 as of 1 January 2001 these assets are measured at fair value.

Financial investments: In accordance with IAS, this item is comprised of long-term investments, securities held as financial investments and other financial investments (particularly leased properties). In compliance with IAS 39, shares and other financial assets with no fixed maturity are no longer reported as fixed assets (held to maturity).

Intangible fixed assets: Intangible fixed assets generated internally must be capitalised according to IAS if the requirements for capitalising assets are met, whereas the Austrian Commercial Code prohibits capitalisation of such assets.

Purchased goodwill must be capitalised according to IAS and written off on a straight-line basis over its useful life. According to the Commercial Code, on the other hand, such assets may be offset against equity.

Long-term employee provisions: According to IAS, the actuarial calculation of long-term provisions for employee benefits (applying the projected unit credit method) takes into account the expected raise in salaries and a long-term capital market interest rate is used as the discount rate. Pension provisions for active employees and Management Board members at Erste Bank AG and Salzburger Sparkasse were transferred to a pension fund effective 1 January 1998 and effective 1 January 1999 pension provisions for active employees and Management Board members at S-Bausparkasse were also transferred, thus marking the transition for active employees from a defined benefit plan to a defined contribution pension plan.

Deferred taxes: In calculating and reporting deferred taxes pursuant to IAS, the temporary concept is applied, which compares the carrying amounts of the assets and liabilities with the respective tax basis. Variances in these amounts lead to temporary differences in value, which require deferred tax assets and deferred tax liabilities regardless of when these differences cease to exist. According to IAS, these deferred items must be reported, whereas under the Austrian Commercial Code reporting deferred tax assets are optional in the separate financial statements. According to the Austrian Commercial Code, tax accruals and deferrals are only permissible as a consequence of timing differences between the result according to commercial law and the profit determined in accordance with tax regulations, provided a tax expense would actually have been incurred before accounting for tax losses carried forward. The Commercial Code prohibits tax assets relating to tax losses carried forward.

Fiduciary transactions: In line with their economic purpose, pursuant to IAS fiduciary operations conducted in the bank's name but for the accounts of third parties are not included in the Balance Sheet. According to Section 48 (1) Austrian Banking Act, such fiduciary agreements are to be reported in principle as assets or liabilities by the fiduciary agent. However, should other regulations exist according to which the assets held in trust can be segregated from bankruptcy proceedings, they should be reported as an off-balance-sheet item.

Net interest income: Pursuant to IAS, this item includes interest income, interest expenses, income from investments, other dividends and income earned on variable-yield securities. Interest income and funding expenses resulting from items attributed to the trading portfolio, on the other hand, are reported in the Income Statement under the net trading result.

According to the format stipulated by the Austrian Banking Act, net interest income and income from variable-yield income securities and investments are reported as two separate items.

Depreciation and amortisation: Included in this item are depreciation, amortisation and extraordinary write-offs of all tangible and intangible fixed assets. Amortisation of acquired goodwill, which is accounted for under depreciation according to the Austrian Commercial Code, is reported under other operating results pursuant to IAS.

Other operating results: This item under IAS includes the following main earnings components:

- Result from the measurement and/or sale of securities held as investments available for sale and of all assets reported as financial investments (securities held as financial investments, investments);
- Result from measurement, allocation to and release of provisions not attributed to lending business;
- Real estate write-offs and sales revenue
- Amortisation of acquired goodwill
- Other operating income/expenses not attributed to other items in the Income Statement

Vienna, 2 April 2002

The Management Board

Andreas Treichl mp
Chairman

Elisabeth Bleyleben-Koren mp
Deputy Chairman

Reinhard Ortner mp
Member

Franz Hochstrasser mp
Member

Erwin Erasim mp
Member

Auditors' Report

We have audited the accompanying Consolidated Financial Statements of Erste Bank der oesterreichischen Sparkassen AG (the Erste Bank Group) as of 31 December 2001 and 31 December 2000 comprised of the Group Balance Sheet as of 31 December 2001 and 31 December 2000, and the Group Income Statements, Statements of Changes in Equity and Cash Flow Statements for the years ended 31 December 2001 and 31 December 2000 and the Notes thereto.

These Consolidated Financial Statements are the responsibility of the Management Board. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit.

We conducted our audit in accordance with the International Standards on Auditing (ISA) of the International Federation of Accountants (IFAC). Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the Consolidated Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the Consolidated Financial Statements give a true and fair view of the financial position of the Group as of 31 December 2001 and 31 December 2000, and of the results of its operations and its cash flows for the years then ended in accordance with International Accounting Standards (IAS).

Under Austrian commercial law, the Group Management Report must be audited and it must be ascertained whether the legal requirements (Section 59a Austrian Banking Act) for exemption from the preparation of consolidated accounts according to Austrian accounting principles have been met.

We confirm that the Management Report is consistent with the Consolidated Financial Statements and that the legal requirements have been met for exemption from the preparation of Consolidated Financial Statements according to Austrian accounting principles.

Vienna, 3 April 2002

Sparkassen-Prüfungsverband
Auditing Agency

Wolfgang Riedl mp
Public Accountant

Klaus Goschler mp
Audit Director

EIDOS Wirtschaftsberatung GmbH
Public Accountants and Tax Advisors

Erich Kandler mp
Public Accountant

Claudia Fritscher-Notthaft mp
Public Accountant

Report of Supervisory Board

During 2001, the Supervisory Board was regularly informed by the Management Board about the course of business and of the status of Erste Bank der oesterreichischen Sparkassen AG and the Supervisory Board performed all the duties required by law and set out in Erste Bank's Articles of Association.

The consolidated accounts, including the consolidated status report, were audited by Sparkassen-Prüfungsverband and by EIDOS Wirtschaftsberatung GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft. The final result of the audit gave no cause for complaint and an unqualified audit certificate was issued.

The Supervisory Board has accepted the result of the audit and has approved the status report submitted by the Management Board as well as its proposal concerning the distribution of profits. The Supervisory Board has accordingly sanctioned the 2001 annual accounts, which are therefore approved with Section 125 clause 2 of the Austrian Stock Corporation Act and has taken note of the consolidated annual accounts.

Vienna, April 2002

Herbert Schimetschek mp
Chairman of the Supervisory Board

"In every relationship, people matter". This recent dominant theme in Erste Bank's marketing was adopted by the senior management of Erste Bank for its own work as well and is lived daily by the Bank's staff. On the pages of this annual report, which for the first time documents the success of our Central Europe strategy in hard numbers, we would thus like to introduce some of the people to whom we owe our success and who give Erste Bank its face. To represent the many, we have selected a few individuals whose resumes show that Erste Bank's extended home market has a shared cultural foundation and that the people who work for us have much in common.

The portraits were created by Abbé Libansky. The Czech-born photographer and artist was a signatory to "Charta 77", a civil rights declaration, and came to Austria in 1982. His work is exhibited throughout Europe.

Imprint
Owned and published by: Erste Bank der oesterreichischen Sparkassen AG, Graben 21, A-1010 Vienna
Consultancy and design: Scholdan & Company; Photography: Abbé Libansky

